CLEARY, GOTTLIEB, STEEN & HAMILTON

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V 5EH

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

PIAZZA DI SPAGNA 15
00187 ROME

VIA FATEBENEFRAT[redacted]
20[redacted]

PAVELETSKAYA SQ
115054

BANK OF CHIN
ONE GARD
HO

SHIN KASUMIGASEKI B
3-2, KASUMIGASEKI 3
CHIYODA-KU, TOKYO 100-0013

Writer's Direct Dial: (212) 225-2014

November 4, 2003

BY HAND

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

Re: Grupo Financiero BBVA Bancomer, S.A. de C.V. (File No. 82-3273); Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of our client, Grupo Financiero BBVA Bancomer, S.A. de C.V. ("GFBB"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Rule"), we are submitting herewith pursuant to sub-paragraph (b)(1)(iii) of the Rule GFBB's press release, dated October 29, 2003 setting forth its financial results for the third quarter of 2003, and a discussion of such results, also dated October 29, 2003.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Jaime A. El Koury

Enclosures.

cc: Daniel Rodriguez Duran (w/o enclosures)

dw 1/6

www.bancomer.com
investor_relations@bancomer.com
Tel. (5255) 5621-5875
Tel. (5255) 5621-7119
Fax. (5255) 5621-3384

Grupo Financiero
BBVA Bancomer

BMV	OTC	PORTAL	LATIBEX	INFOSEL	BLOOMBERG	REUTERS
GFBBB	GFBVY	GFBWY	XGFBB	GFBBB	GFBBB MM	GFBBB.MX

3Q03 Earnings

October 29, 2003

Contents

Financial Highlights

Grupo Financiero BBVA Bancomer (GFBB)

- Net income was Ps. 1,830 million in 3Q03, 2.8% higher than 3Q02, and Ps. 5,451 million in 9M03, 9.8% greater than 9M02
- Net interest income before monetary gains was Ps. 4,922 million in 3Q03 and Ps. 15,132 million in 9M03, 1.3% and 9.5% higher than 3Q02 and 9M02, respectively
- Net fee and commission income was Ps. 3,812 million in 3Q03, 14.6% higher than 3Q02, and Ps. 10,292 million in 9M03, an 11.1% increase as compared to 9M02
- Non-interest expense was Ps. 4,742 million in 3Q03, 1.6% higher than in 3Q02, and Ps. 13,980 million in 9M03, 1.6% lower than 9M02
- Efficiency ratio of 54.1% in 3Q03, better than 56.3% in 3Q02. In 9M03, efficiency ratio was 53.0%, versus 57.0% in 9M02
- Net interest margin of 4.7% in 3Q03 and 4.9% in 9M03, the latter 9 basis points higher than 9M02
- Loans to the private sector without UDI trusts increased 1.5% and commercial loans in pesos 4.3% in 3Q03
- Consumer loans grew 6.5% and 16.8% in 3Q03 versus 2Q03 and 3Q02, respectively
- Fixed-income mutual fund assets under management increased 11.3%, or Ps. 6,797 million, in 3Q03 versus 3Q02
- Customer time deposits increased 3.0%, or Ps. 4,344 million, in 3Q03

Group Subsidiaries

- Net income for the Banking Business was Ps. 1,698 million in 3Q03 and Ps. 5,101 million in 9M03, 1.8% and 8.9% higher than 3Q02 and 9M02, respectively
- Capitalization index for the Banking Business was 15.8% in 3Q03, with Tier 1 at 13.5%
- Seguros Bancomer reported net income of Ps. 290 million in 9M03, a 41.9% increase over the same period of 2002
- Pensiones Bancomer reported net income for 9M03 of Ps. 137 million, in line with 9M02
- Casa de Bolsa reported net income of Ps. 83 million in 9M03, 12.2% greater than 9M02
- Net income for Bancomer Gestión was Ps. 71 million in 9M03, 4.4% higher than 9M02

Bank Subsidiaries

- Afore reported net income of Ps. 849 million in 9M03, a 6.3% increase over the same period of 2002
- Bancomer Transfer Services' net income for 9M03 was Ps. 97 million, 30.5% higher than 9M02

GFBB Net Income (Ps. millions)


4,965
5,451
1,780
1,841
1,743
1,878
1,830
9M02
9M03
3Q02
4Q02
1Q03
2Q03
3Q03

GFBB Earnings per Share (Ps.)


0.54
0.59
0.19
0.20
0.19
0.20
0.20
9M02
9M03
3Q02
4Q02
1Q03
2Q03
3Q03

GFBB ROAE (% Annualized)


13.7
13.1
14.2
14.2
13.0
13.5
12.7
9M02
9M03
3Q02
4Q02
1Q03
2Q03
3Q03

GFBB ROAA (% Annualized)


1.5
1.6
1.6
1.7
1.5
1.6
1.6
9M02
9M03
3Q02
4Q02
1Q03
2Q03
3Q03

Capitalization Index (%)


12.8
13.1
14.1
15.2
15.8
3.1
3.2
3.1
2.6
2.3
9.7
9.9
11.0
12.6
13.5
3Q02
4Q02
1Q03
2Q03
3Q03
Tier 1
Tier 2

Based on rules applicable as of January 2003

Summary of Results

In order to facilitate the comparative analysis of the Company's recurrent business, the following document and discussion of the Income Statement for Grupo Financiero BBVA Bancomer and subsidiaries was based on the Income Statement on page 22, which is adjusted for the effects of the sale of the Company's stake in Far-Ben in 2Q02.

Grupo Financiero BBVA Bancomer Net income Millions of pesos	3Q 2002	4Q 2002	1Q 2003	2Q 2003	3Q 2003	9M 2002	9M 2003	3Q03/ 2Q03	3Q03/ 3Q02	9M03/ 9M02
Grupo Financiero BBVA Bancomer	**1,780**	**1,841**	**1,743**	**1,878**	**1,830**	**4,965**	**5,451**	**(2.6%)**	**2.8%**	**9.8%**
Holding company	(45)	(50)	(42)	(38)	(56)	(135)	(136)	47.4%	24.4%	0.7%
Banking Business	1,668	1,758	1,658	1,745	1,698	4,684	5,101	(2.7%)	1.8%	8.9%
Insurance Business [1]	141	135	127	141	155	346	423	9.9%	9.9%	22.3%
Casa de Bolsa Bancomer	19	4	11	39	33	74	83	(15.4%)	73.7%	12.2%
Bancomer Gestión	23	21	20	25	26	68	71	4.0%	13.0%	4.4%
Minority interest and others [2]	(26)	(27)	(31)	(34)	(26)	(72)	(91)	(23.5%)	0.0%	26.4%

(1) Includes net income of Seguros Bancomer, Pensiones Bancomer and Preventis.

(2) Includes minority interest of Seguros Bancomer and net income of Fianzas Probursa.

Grupo Financiero BBVA Bancomer Financial summary Millions of pesos	3Q 2002	4Q 2002	1Q 2003	2Q 2003	3Q 2003	9M 2002	9M 2003	3Q03/ 2Q03	3Q03/ 3Q02	9M03/ 9M02
INCOME STATEMENT										
Net interest income before monetary gain (loss)	4,857	5,005	4,978	5,232	4,922	13,815	15,132	(5.9%)	1.3%	9.5%
Net interest income after loan-loss provisions	4,334	4,454	4,074	4,189	3,862	12,492	12,125	(7.8%)	(10.9%)	(2.9%)
Net fee and commission income	3,326	3,136	3,317	3,163	3,812	9,265	10,292	20.5%	14.6%	11.1%
Trading income	(71)	146	23	753	10	1,210	786	(98.7%)	n.a.	(35.0%)
Total operating revenue	**7,589**	**7,736**	**7,414**	**8,105**	**7,684**	**22,967**	**23,203**	**(5.2%)**	**1.3%**	**1.0%**
Non-interest expense	(4,667)	(4,719)	(4,557)	(4,681)	(4,742)	(14,203)	(13,980)	1.3%	1.6%	(1.6%)
Operating income	**2,922**	**3,017**	**2,857**	**3,424**	**2,942**	**8,764**	**9,223**	**(14.1%)**	**0.7%**	**5.2%**
Income from ongoing operations	1,864	1,876	1,827	1,915	1,921	5,382	5,663	0.3%	3.1%	5.2%
Net income	**1,780**	**1,841**	**1,743**	**1,878**	**1,830**	**4,965**	**5,451**	**(2.6%)**	**2.8%**	**9.8%**

Grupo Financiero BBVA Bancomer Financial summary Millions of pesos	Sep 2002	Dec 2002	Mar 2003	Jun 2003	Sep 2003	Mar-Jun 2003	Jun-Sep 2003	Jun-Sep 2002	Sep-Sep 02-2003
BALANCE SHEET									
Cash and due from banks	56,070	72,879	62,665	60,948	80,116	(2.7%)	31.4%	(16.0%)	42.9%
Investments in securities and trading with securities and derivatives	80,225	65,156	112,195	97,025	99,144	(13.5%)	2.2%	5.6%	23.6%
Total performing loans	241,075	241,664	235,065	236,759	238,327	0.7%	0.7%	(3.6%)	(1.1%)
Total non-performing loans	12,055	11,191	12,166	11,097	9,346	(8.8%)	(15.8%)	(3.6%)	(22.5%)
Total loans, gross	253,130	252,855	247,231	247,856	247,673	0.3%	(0.1%)	(3.6%)	(2.2%)
Loan-loss provisions	(13,076)	(12,621)	(12,251)	(12,108)	(11,187)	(1.2%)	(7.6%)	(2.8%)	(14.4%)
Total loans, net	240,054	240,234	234,980	235,748	236,486	0.3%	0.3%	(3.7%)	(1.5%)
Deferred taxes, net	25,164	24,517	24,122	23,002	22,354	(4.6%)	(2.8%)	(2.0%)	(11.2%)
Other assets	43,096	34,527	33,549	33,637	33,248	0.3%	(1.2%)	13.4%	(22.9%)
Total assets	**444,609**	**437,313**	**467,511**	**450,360**	**471,348**	**(3.7%)**	**4.7%**	**(2.4%)**	**6.0%**
Demand and time deposits	330,636	323,020	363,174	323,332	319,571	(11.0%)	(1.2%)	(0.9%)	(3.3%)
Interbank and other loans	41,847	42,147	28,563	52,346	59,297	83.3%	13.3%	(16.5%)	41.7%
Outstanding subordinated debentures	5,545	5,348	5,523	5,224	5,427	(5.4%)	3.9%	(18.0%)	(2.1%)
Other liabilities	9,701	8,216	9,995	7,289	22,672	(27.1%)	211.0%	(1.3%)	133.7%
Total liabilities	**387,729**	**378,731**	**407,255**	**388,191**	**406,967**	**(4.7%)**	**4.8%**	**(3.2%)**	**5.0%**
Total shareholders' equity	**56,880**	**58,582**	**60,256**	**62,169**	**64,381**	**3.2%**	**3.6%**	**3.3%**	**13.2%**

Share Data and Business Ratios

Grupo Financiero BBVA Bancomer Share data	3Q 2002	4Q 2002	1Q 2003	2Q 2003	3Q 2003	9M 2002	9M 2003	3Q03/ 2Q03	3Q03/ 3Q02	9M03/ 9M02
PER SHARE DATA										
Earnings per share (EPS) (nominal pesos)	0.18	0.19	0.19	0.20	0.20	0.52	0.59	(1.8%)	7.0%	13.9%
Earnings per share (EPS) (constant pesos)	0.19	0.20	0.19	0.20	0.20	0.54	0.59	(2.5%)	2.8%	9.4%
Trailing 12-month EPS (12m EPS) (constant pesos as of each period)	0.67	0.72	0.73	0.77	0.79	0.67	0.79	1.4%	16.5%	16.5%
Per share book value (BV) (nominal pesos)	5.29	5.57	5.81	6.05	6.29	5.29	6.29	4.1%	18.9%	18.9%
Per share book value (BV) (constant pesos)	5.51	5.69	5.87	6.09	6.29	5.51	6.29	3.3%	14.3%	14.3%
Total outstanding diluted shares [1] (millions, end of period)	9277	9277	9277	9277	9277	9277	9277	0.0%	0.0%	0.0%
Closing price	7.29	7.91	8.28	8.83	9.61	7.29	9.61	8.8%	31.8%	31.8%
Market capitalization (millions of nominal pesos)	67,629	73,381	76,814	81,916	89,152	67,629	89,152	8.8%	31.8%	31.8%
Average daily traded volume (millions of shares)	10.4	7.0	7.7	8.9	10.8	12.1	9.2	20.7%	3.6%	(24.4%)
Average daily traded volume (millions of nominal pesos)	81.0	53.4	64.0	80.0	97.0	106.0	80.7	21.2%	19.8%	(23.8%)
Closing price / 12m EPS (constant pesos as of each period) (P/E)	10.8	11.0	11.3	11.4	12.2	10.8	12.2	7.3%	13.2%	13.2%
Closing price / BV (nominal pesos) (P/BV)	1.4	1.4	1.4	1.5	1.5	1.4	1.5	4.6%	10.8%	10.8%
PER ADR DATA										
Ordinary Series B shares per ADR	20	20	20	20	20	20	20	*n.a.*	*n.a.*	*n.a.*
Earnings per ADR (dollars) (EPADR)	0.37	0.38	0.34	0.39	0.36	1.08	1.10	(6.3%)	(1.7%)	1.9%
Book value per ADR (dollars) (BVADR)	10.35	10.66	10.77	11.59	11.43	10.35	11.43	(1.4%)	10.5%	10.5%

(1) As of May 2002 primary shares and diluted shares are the same. Calculated based on average shares for the period.

Grupo Financiero BBVA Bancomer Business ratios	3Q 2002	4Q 2002	1Q 2003	2Q 2003	3Q 2003	9M 2002	9M 2003
INFRASTRUCTURE							
Branches	1,676	1,665	1,658	1,645	1,643	1,676	1,643
ATMs	3,721	3,752	3,772	3,771	3,875	3,721	3,875
Employees							
Financial Group	29,330	29,078	28,642	28,635	28,613	29,330	28,613
Banking Business	25,902	25,704	25,307	25,274	25,146	25,902	25,146
PROFITABILITY RATIOS (%)							
Net interest income (annualized)	5.1	5.4	5.0	5.1	4.7	4.8	4.9
Efficiency ratio (non-interest expense / operating revenues, excluding provisions)	56.3	55.3	54.0	51.0	54.1	57.0	53.0
Net fee and commission income / non-interest expense	71.3	66.4	72.8	67.6	80.4	65.2	73.6
Return on average equity (ROAE)	14.2	14.2	13.0	13.5	12.7	13.7	13.1
Return on average assets (ROAA)	1.6	1.7	1.5	1.6	1.6	1.5	1.6
Tier 1 capital ratio	9.7	9.9	11.0	12.6	13.5	9.7	13.5
Total capital ratio	12.8	13.1	14.1	15.2	15.8	12.8	15.8
ASSET QUALITY FIGURES (%)							
Gross past-due loan ratio, including Fobaproa [1]	4.8	4.4	4.9	4.5	3.8	4.8	3.8
Gross past-due loan ratio, excluding Fobaproa [1]	7.0	6.5	7.3	6.6	5.6	7.0	5.6
Past-due loan reserve coverage ratio [1]	108.5	112.8	100.7	109.1	119.7	108.5	119.7
Loan-loss provisions (annualized) / total average loans, excluding Fobaproa	1.6	1.8	2.4	2.6	2.6	1.5	2.5

(1) As of 2003 mortgage loans are classified as past-due after 90 days of delinquency instead of 150 days. For more detail refer to discussion on "Asset quality".

Recent Highlights

Put option to sell Grupo Financiero BBVA Bancomer shares to BBVA expires

On September 30, 2003, Grupo Financiero BBVA Bancomer was informed by Banco Bilbao Vizcaya Argentaria (BBVA) that the shareholders with whom BBVA signed the Grupo Financiero Bancomer merger agreement in 2000, decided to put shares representing approximately 3.75% of GFBB's capital stock to BBVA at a price per share of Ps. 8.9983.

The put option negotiated between BBVA and Grupo Financiero Bancomer's original shareholders expires with this transaction.

Bancomer supports lending for small and medium enterprises in Mexico

On July 22, 2003, Bancomer, the Ministry of Economy and Fundes (Small and mid-sized company financing support fund) renewed the program called Crédito a Negocios (Enterprise Financing).

The purpose of this program is to finance 3,000 small and mid-sized enterprises (SMEs) and independent professionals over the following nine months. This, in addition to 5,000 loans already granted to this sector through the same program during the last year.

This product is straightforward and easy to obtain. Loans start at Ps. 75,000 and go up to Ps. 500,000, at a fixed or floating rate, and with a variety of tenors. These loans do not require mortgage collateral, have no prepayment penalty and approval is received on average in 16 days. Additionally, funds can be disbursed using Bancomer's internet banking services.

SMEs represent 42% of GDP and employ 57% of the working force in Mexico, thus representing a fundamental sector for economic growth.

Bancomer continues to support business activity in Mexico with this program.

Bancomer launches USD 600 million US Commercial Paper program, the largest in Latin America

In August this year Bancomer re-issued, a US Commercial Paper program expiring in August 2005. In spite of the demand generated within the international financial community, which reached close to USD 1 billion, the amount of the program was left at USD 600 million. A total of 41 European, Asian, Middle-Eastern, North American and South American banks participated in the USCP program, the largest private placement in Latin America to date.

Bancomer received the highest credit ratings of A1+ and P1 from Standard and Poor's and Moody's Investors Services, respectively, for the program, which is also backed by a letter of credit issued by ING Bank N.V. and syndicated by the 41 participants.

With this program, Bancomer continues to diversify dollar funding sources at competitive prices, in line with the Treasury's two-year financing strategies.

BBVA Securities, Inc. and ING Capital LLC participated as joint bookrunners. For BBVA Securities, this program stands out as one of the most important transactions executed for an affiliate of the BBVA Group.

Bancomer diversifies investment alternatives abroad for private banking clients

As a result of an agreement signed between the Bolsa Mexicana de Valores (BMV) and authorities of the US stock market, Bancomer's private banking clients now have the option of investing in the Dow Jones Industrial index through the long-term equity investment fund called Fondo Bancomer USA (BMERUSA).

This is a milestone for the Mexican stock market, which improves its offering of investment securities in the local market to more sophisticated investors seeking portfolio diversification.

Bancomer launches an exclusive collection of coins called El Tesoro de Cri-Cri (Cri-Cri's Treasure)

Bancomer recently launched a numismatic project with a collection of 10 one-ounce-sterling-silver coins featuring the characters of the well-known Mexican composer Cri-Cri. These medals come with a collector's album, a lyrics book, a music CD with the characters' songs and a certificate of authenticity.

The acquisition of silver coins is a natural hedge against foreign exchange fluctuation and makes for an original long-lasting gift, suitable for any occasion and age group.

Additionally, the exclusive distribution of this collection was granted to Bancomer by the Central Bank as a token of recognition of Bancomer's support of Mexican culture and its most relevant icons, as well as to the strength of its distribution network.

Income Statement

Grupo Financiero BBVA Bancomer reported net income of Ps. 1,830 million in 3Q03, reaching Ps. 5,451 million for the first nine months of the year. Net income increased 9.8% from 9M02 to 9M03 and, eliminating the effect of the extraordinary charge for the sale of Bancomer's stake in Far-Ben carried out in 2Q02, this growth over the same period would have been 5.2%. The favorable overall trend is attributable to active management of recurrent core income (net interest income before monetary gains, fees and expenses), which grew 28.9% in 9M03 as compared to 9M02, mainly driven by interest income.

Grupo Financiero BBVA Bancomer Income statement Millions of pesos	3Q 2002	4Q 2002	1Q 2003	2Q 2003	3Q 2003	9M 2002	9M 2003	3Q03/ 2Q03	3Q03/ 3Q02	9M03/ 9M02
Net interest income before monetary gain (loss)	4,857	5,005	4,978	5,232	4,922	13,815	15,132	(5.9%)	1.3%	9.5%
Monetary gain (loss)	175	241	120	38	18	641	176	(52.6%)	(89.7%)	(72.5%)
Net interest income	**5,032**	**5,246**	**5,098**	**5,270**	**4,940**	**14,456**	**15,308**	**(6.3%)**	**(1.8%)**	**5.9%**
Loan-loss provisions	(698)	(792)	(1,024)	(1,081)	(1,078)	(1,964)	(3,183)	(0.3%)	54.4%	62.1%
Net interest income after loan-loss provisions	**4,334**	**4,454**	**4,074**	**4,189**	**3,862**	**12,492**	**12,125**	**(7.8%)**	**(10.9%)**	**(2.9%)**
Net fee and commission income	3,326	3,136	3,317	3,163	3,812	9,265	10,292	20.5%	14.6%	11.1%
Trading income	(71)	146	23	753	10	1,210	786	(98.7%)	n.a.	(35.0%)
Total operating revenues	**7,589**	**7,736**	**7,414**	**8,105**	**7,684**	**22,967**	**23,203**	**(5.2%)**	**1.3%**	**1.0%**
Non-interest expense	(4,667)	(4,719)	(4,557)	(4,681)	(4,742)	(14,203)	(13,980)	1.3%	1.6%	(1.6%)
Operating income	**2,922**	**3,017**	**2,857**	**3,424**	**2,942**	**8,764**	**9,223**	**(14.1%)**	**0.7%**	**5.2%**
Other income and expenses, net	(33)	(4)	(145)	(362)	(22)	(226)	(529)	(93.9%)	(33.3%)	134.1%
Monetary gain (loss)	(133)	(261)	(239)	(211)	(118)	(489)	(568)	(44.1%)	(11.3%)	16.2%
Income before taxes	**2,756**	**2,752**	**2,473**	**2,851**	**2,802**	**8,049**	**8,126**	**(1.7%)**	**1.7%**	**1.0%**
Current income tax and profit sharing	(214)	(84)	(210)	(115)	(210)	(524)	(535)	82.6%	(1.9%)	2.1%
Deferred income tax and profit sharing	(620)	(786)	(428)	(860)	(699)	(1,948)	(1,987)	(18.7%)	12.7%	2.0%
Income before income (loss) of non-consolidated subsidiaries and associates	**1,922**	**1,882**	**1,835**	**1,876**	**1,893**	**5,577**	**5,604**	**0.9%**	**(1.5%)**	**0.5%**
Income (loss) of non-consolidated subsidiaries and associates	(58)	(6)	(8)	39	28	(195)	59	(28.2%)	n.a.	n.a.
Income from ongoing operations	**1,864**	**1,876**	**1,827**	**1,915**	**1,921**	**5,382**	**5,663**	**0.3%**	**3.1%**	**5.2%**
Discontinued operations, extraordinary items and changes in accounting standards, net	0	0	0	0	0	(219)	0	n.a.	n.a.	n.a.
Net income before minority interest	**1,864**	**1,876**	**1,827**	**1,915**	**1,921**	**5,163**	**5,663**	**0.3%**	**3.1%**	**9.7%**
Minority interest	(84)	(35)	(84)	(37)	(91)	(198)	(212)	145.9%	8.3%	7.1%
Net income	**1,780**	**1,841**	**1,743**	**1,878**	**1,830**	**4,965**	**5,451**	**(2.6%)**	**2.8%**	**9.8%**

Net Interest Income

Net interest income in 3Q03 decreased Ps. 330 million (6.3%) due to a combination of factors:

1) Net interest income on loans and deposits fell Ps. 267 million this quarter, or 5.6%, given lower interest income from a 24.1% contraction in the average interbank rate (28-day TIIE) over the same period.

   The latter was partially offset by an improved funding mix, as demand deposits increased from 45.6% to 46.0% of total deposits, from 2Q03 to 3Q03. Furthermore, demand deposit funding cost as a percent of TIIE decreased 99 basis points this quarter to 10.0% of the interbank rate, together with a 347 basis-point contraction in time deposit funding cost to 62.7% of TIIE. Therefore, the Banking Business' total funding cost improved 318 basis points from 2Q03 to 3Q03, that is, from 41.5% of TIIE to 38.3% of the interbank rate.

2) Net interest income on repurchase transactions remained high at Ps. 299 million in 3Q03, despite coming in Ps. 42 million lower than 2Q03, due to lower trading volumes with clients.

3) Monetary gains were Ps. 18 million in 3Q03, compared to income of Ps. 38 million in 2Q03, thus, diminishing monetary gains explain 6.1% of the reduction in net interest income for the quarter.

Net interest income as a percent of average earning assets was 4.7% in 3Q03, 36 basis points lower than that of 2Q03, versus an average drop in the interbank TIIE rate of 159 basis points for the same period.

On an accumulated basis in 2003, the net interest margin before monetary gains was 4.9%, 25 basis points higher than 9M02. If the monetary effect is factored in, the net interest margin increases only 9 basis points due to lower inflation reducing monetary gains by Ps. 465 million over the same period. The improvement in net interest margin by either measure is favorable, given that the average 28-day TIIE interbank rate narrowed 94 basis points, or 11.7%, from 9M02 to 9M03.

It is important to underscore that credit differentials contributed 39.6% of 3Q03 net interest margin, as compared to 25.8% in the same year-earlier period, mostly attributable to accelerated consumer loan growth, which boasts the most attractive profitability differentials.

Grupo Financiero BBVA Bancomer Net interest margin Millions of pesos	3Q 2002	4Q 2002	1Q 2003	2Q 2003	3Q 2003	9M 2002	9M 2003	3Q03/ 2Q03	3Q03/ 3Q02	9M03/ 9M02
Net interest income on loans and deposits	**4,399**	**4,495**	**4,762**	**4,786**	**4,519**	**12,731**	**14,067**	**(5.6%)**	**2.7%**	**10.5%**
Interest income on loans and investments	8,141	8,455	9,018	8,010	7,302	24,095	24,330	(8.8%)	(10.3%)	1.0%
Interest expense on deposits and funding	(3,742)	(3,960)	(4,256)	(3,224)	(2,783)	(11,364)	(10,263)	(13.7%)	(25.6%)	(9.7%)
Net fee and commission income	**88**	**84**	**126**	**105**	**104**	**286**	**335**	**(1.0%)**	**18.2%**	**17.1%**
Fee and commission income	88	84	126	105	104	286	335	(1.0%)	18.2%	17.1%
Fee and commission expense	0	0	0	0	0	0	0	n.a.	n.a.	n.a.
Interest income on repurchase transactions, net	**370**	**426**	**90**	**341**	**299**	**798**	**730**	**(12.3%)**	**(19.2%)**	**(8.5%)**
Interest income on repurchase transactions	4,175	4,923	4,314	4,204	3,397	12,103	11,915	(19.2%)	(18.6%)	(1.6%)
Interest expense on repurchase transactions	(3,805)	(4,497)	(4,224)	(3,863)	(3,098)	(11,305)	(11,185)	(19.8%)	(18.6%)	(1.1%)
Net interest income before monetary gain (loss)	**4,857**	**5,005**	**4,978**	**5,232**	**4,922**	**13,815**	**15,132**	**(5.9%)**	**1.3%**	**9.5%**
Monetary gain (loss)	175	241	120	38	18	641	176	(52.6%)	(89.7%)	(72.5%)
Net interest income	**5,032**	**5,246**	**5,098**	**5,270**	**4,940**	**14,456**	**15,308**	**(6.3%)**	**(1.8%)**	**5.9%**
Average earning assets	396,556	390,662	407,847	415,748	419,839	398,346	413,843	1.0%	5.9%	3.9%
Net interest margin before monetary result (%)	**4.9**	**5.1**	**4.9**	**5.0**	**4.7**	**4.6**	**4.9**	**(6.8%)**	**(4.3%)**	**5.4%**
Annualized net interest margin (%)	**5.1**	**5.4**	**5.0**	**5.1**	**4.7**	**4.8**	**4.9**	**(7.2%)**	**(7.3%)**	**1.9%**


8.1%
7.1%
4.8%
4.9%
8.1%
8.4%
9.7%
6.7%
5.1%
5.1%
5.4%
5.0%
5.1%
4.7%
9 months 2002
9 months 2003
3Q02
4Q02
1Q03
2Q03
3Q03
Average 28-day TIIE
Net interest margin (% of average earning assets)

Loan-loss Provisioning

A total of Ps. 1,078 million in provisioning were charged through the Income Statement in 3Q03, of which 26.8% or Ps. 289 million are related to the cost of debtor-support programs (Punto Final). The balance of mortgage loans subject to these programs as of September 2003 was Ps. 25,611 million, 5.5% less than June 2003, and Ps. 341 million in commercial loans, or 14.9% less than the previous quarter.

In 3Q03, Ps. 1,442 million in commercial charge-offs are mostly related to Ps. 1,592 million in commercial loans which were close to 100% reserved. The commercial book includes specific cases of companies which have been increasingly sensitive to the effects of what is now three years of economic slowdown, hindering visibility of medium-term financial feasibility.

Consumer loan write-offs were Ps. 48 million this quarter, 55.1% lower than 2Q03, and within expected losses, on the back of 16.8% annual growth in the portfolio.

The provisioning charge this quarter is equivalent to 2.6% of total loans excluding Fobaproa as of September 2003, and the reserve coverage ratio stands at 119.7% as of the same date, an improvement compared to 109.1% for the previous quarter given the aforementioned reduction of commercial past-due loans.

Grupo Financiero BBVA Bancomer Loan-loss provisions Millions of pesos	3Q 2002	4Q 2002	1Q 2003	2Q 2003	3Q 2003	9M 2002	9M 2003
Beginning balance	13,449	13,076	12,621	12,251	12,108	15,302	12,621
Plus:							
Charge to income statement	698	792	1,024	1,081	1,078	1,964	3,183
Charge-off recoveries	34	109	28	44	8	127	80
Other	0	327	0	0	0	-	-
Minus:							
Charge-offs on credit cards	(237)	(98)	(186)	(82)	(39)	(410)	(307)
Charge-offs on consumer loans	0	(31)	(29)	(25)	(9)	-	(63)
Charge-offs on commercial loans	(161)	(476)	(506)	(539)	(1,442)	(1,414)	(2,487)
Charge-offs on mortgage loans	(361)	(594)	(403)	(272)	(319)	(1,526)	(994)
Applications to performing commercial loans (Punto Final)	(5)	(4)	(4)	(4)	(3)	(16)	(11)
Applications to performing mortgage loans (Punto Final)	(368)	(350)	(340)	(283)	(286)	(1,082)	(909)
Reserve applications	**(373)**	**(354)**	**(344)**	**(287)**	**(289)**	**(1,098)**	**(920)**
Monetary gain (loss)	27	(130)	46	(63)	92	132	75
Ending balance	**13,076**	**12,621**	**12,251**	**12,108**	**11,187**	**13,076**	**11,187**

Net fee and commission income

Net fee and commission income in 3Q03 was Ps. 3,812 million, a 14.6% or Ps. 486 million increase as compared to 3Q02. The favorable outcome in fees is attributable to:

- An increase of 34.3% or Ps. 212 million pesos from credit and debit card fees in 3Q03 versus 3Q02. The number of outstanding credit cards increased 41.0% over the same period to 3.9 million, as well as the stock of debit cards which reached 10.3 million, 4.5% higher than in the same quarter of 2002.
- Ps. 132 million-peso, or 21.4% growth in 3Q03, in account management fees given an 8.1% increase in the number of core accounts from 3Q02 to 3Q03, totalling 9.9 million, in addition to improving fee collection management as well as pricing.
- An increase of Ps. 88 million in money remittance fees in 3Q03, 18.8% higher than 3Q02, given greater transaction volumes which increased 17.5% and funds remitted grew 15.7% over the same period.
- Greater transaction volumes in ATMs in 3Q03 compared to 3Q02, generating an additional Ps. 14 million in fees this quarter, or 7.9% growth. This owes partly to an addition of 154 ATMs to the network, as well as greater transaction volumes going through remote channels instead of branch tellers.

Fees were particulary strong in 3Q03, increasing 20.5% as compared to 2Q03. Eliminating the effect of Afore fees (pension fund management and SAR) due to the seasonally higher income typical to the third quarter, growth in fees this quarter would still be a quite solid 11.0%.

On an accumulated basis for the first nine months of 2003, fee income reached Ps. 10,292 million, or 11.1% higher than 9M02. This, together with a constant effort in expense control, has allowed for an improvement in the fee to expense ratio, which went from 65.2% to 73.6% over the same period.

It is worth mentioning that the contribution of fees to total income (considering net interest income before monetary gains and net fee income) stood at 43.6% as of 3Q03, in line with 40.6% in 3Q02. This is a clear indication that, in tandem with service income, net interest income has been managed efficiently.

Grupo Financiero BBVA Bancomer Fee and commission income Millions of pesos	3Q 2002	4Q 2002	1Q 2003	2Q 2003	3Q 2003	9M 2002	9M 2003	3Q03/ 2Q03	3Q03/ 3Q02	9M03/ 9M02
Net fee and commission income	**3,326**	**3,136**	**3,317**	**3,163**	**3,812**	**9,265**	**10,292**	**20.5%**	**14.6%**	**11.1%**
Credit and debit cards	618	748	768	822	830	1,760	2,420	1.0%	34.3%	37.5%
Account management	617	650	579	601	749	1,771	1,929	24.6%	21.4%	8.9%
Pension funds and SAR management	830	477	791	466	818	2,082	2,075	75.5%	(1.4%)	(0.3%)
Money transfers and remittances	469	484	464	503	557	1,275	1,524	10.7%	18.8%	19.5%
Mutual fund management	348	342	290	337	355	1,035	982	5.3%	2.0%	(5.1%)
ATMs	178	192	166	175	192	514	533	9.7%	7.9%	3.7%
Insurance	126	110	129	114	129	360	372	13.2%	2.4%	3.3%
Other	140	133	130	145	182	468	457	25.5%	30.0%	(2.4%)

Trading income

Trading income was Ps. 10 million in 3Q03, a combination of Ps. 156 million in securities trading losses, mostly attributable to medium-term rates increasing, especially in dollars and, on the other hand, Ps. 166 million in exchange rate gains.

Grupo Financiero BBVA Bancomer Trading income Millions of pesos	3Q 2002	4Q 2002	1Q 2003	2Q 2003	3Q 2003	9M 2002	9M 2003	3Q03/ 2Q03	3Q03/ 3Q02	9M03/ 9M02
Trading income	**(71)**	**146**	**23**	**753**	**10**	**1,210**	**786**	**(98.7%)**	**n.a.**	**(35.0%)**
Securities trading	(307)	(58)	(247)	560	(156)	455	157	n.a.	(49.2%)	(65.5%)
Foreign exchange trading	236	204	270	193	166	755	629	(14.0%)	(29.7%)	(16.7%)

As of September 2003, the trading portfolio totaled Ps. 98,821 million, 79.8% in government bonds, 11.9% in bank bonds, 3.8% in other debt securities, and 4.8% in equities.

Grupo Financiero BBVA Bancomer Investments and securities trading Millions of pesos	Government	Banking	Other Debt Securities	Equity	Total
Securities for trading	37,495	11,675	2,082	265	51,517
Securities for sale	23	63	1,298	4,515	5,899
Securities held to maturity	41,349	0	56	0	41,405
Total	**78,867**	**11,738**	**3,436**	**4,780**	**98,821**

Non-Interest Expense

Manageable expense (wages and benefits and administrative and operating expense) were flat in 3Q03 as compared to the previous quarter, and dropped 1.1% versus 3Q02, given a constant effort to control administrative and operating expense (down 1.1% for the quarter and 6.4% from 3Q02 to 3Q03).

Non-manageable expense on the other hand increased 5.0% this quarter, therefore leading non-interest expense growth of 1.3% versus 2Q03, reaching Ps. 4,742 million.

A clearer trend in expenses can be traced in the accumulated figures as, from 9M02 to 9M03, wages and benefits, administrative and operating, and rents, depreciation and amortization expenses dropped 1.6%, 5.7% and 4.8%, respectively. Total non-interest expense over the same period was down 1.6%, as manageable expenses decreased 3.2%, driven by the last tranche of the 31.6% accumulated savings extracted from the initial expense base of the three merged banks (BBV Mexico, Bancomer and Promex) since June 2002.

The efficiency ratio has improved, from 56.3% in 3Q02, to 54.1% in 3Q03, based on strict expense controls, as well as increased income streams. If the efficiency ratio is normalized excluding trading gains (which were unusually high in 2Q03), the improvement is 130 basis points this quarter to 54.2% as of September 2003.

Grupo Financiero BBVA Bancomer Non-interest expense Millions of pesos	3Q 2002	4Q 2002	1Q 2003	2Q 2003	3Q 2003	9M 2002	9M 2003	3Q03/ 2Q03	3Q03/ 3Q02	9M03/ 9M02
Non-interest expense	**4,667**	**4,719**	**4,557**	**4,681**	**4,742**	**14,203**	**13,980**	**1.3%**	**1.6%**	**(1.6%)**
Wages and employee benefits (A)	2,118	2,064	2,147	2,151	2,166	6,570	6,464	0.7%	2.3%	(1.6%)
Administrative and operating expense (B)	1,380	1,425	1,223	1,307	1,292	4,053	3,822	(1.1%)	(6.4%)	(5.7%)
Manageable expense (A+B)	*3,498*	*3,489*	*3,370*	*3,458*	*3,458*	*10,623*	*10,286*	*0.0%*	*(1.1%)*	*(3.2%)*
Rents, depreciation and amortization (C)	582	599	548	586	575	1,795	1,709	(1.9%)	(1.2%)	(4.8%)
VAT and other taxes (D)	228	281	257	271	338	726	866	24.7%	48.2%	19.3%
Deposit insurance fee to IPAB (E)	359	350	382	366	371	1,059	1,119	1.4%	3.3%	5.7%
Non-manageable expense (C+D+E)	*1,169*	*1,230*	*1,187*	*1,223*	*1,284*	*3,580*	*3,694*	*5.0%*	*9.8%*	*3.2%*

Recurrent Income Breakdown Analysis

Recurrent income (net interest income before monetary gains, fees and expenses) continues to grow, reflecting management's focus on improving core Income Statement line items and shows favorable growth trends, of 7.5% for the quarter, 13.5% from 3Q02 to 3Q03, and 28.9% from 9M02 to 9M03.

For 9M03, recurrent income was Ps. 11,444 million, mainly driven by a Ps. 1,317 million increase in net interest income, which contributed 51.3% of this growth. Fees were Ps. 1,027 million higher in 9M03 as compared to 9M02, representing 40.0% of recurrent income growth and, finally, savings of Ps. 223 million over the same period, contributed the remaining 8.7%.

Breaking down each component of core earnings as a percentage of total average assets, there is clearly a substantial improvement. Net interest income has increased 30 basis points, from 4.1% to 4.4% by this measure, from 9M02 to 9M03. Fees have improved 30 basis points as a percent of total average assets, from 2.7% to 3.0% over the same period. Furthermore, expenses have dropped from 4.2% of average assets in 9M02, to 4.2% in 9M03.

Overall, core recurrent earnings as a percent of total average assets reached 3.4% in 9M03, an 80 basis-point improvement over 9M02, when it stood at 2.6%. This is a clear indicator of accelerated commercial activity over this period, evidenced in improved quality of net interest income and in a focused effort to maximize service fees and control expenses.

Grupo Financiero BBVA Bancomer Core earnings analysis Millions of pesos	3Q 2002	4Q 2002	1Q 2003	2Q 2003	3Q 2003	9M 2002	9M 2003
Net interest income before monetary gain (loss)	4,857	5,005	4,978	5,232	4,922	13,815	15,132
Fee and commission income, net	3,326	3,136	3,317	3,163	3,812	9,265	10,292
Total revenues (A)	**8,183**	**8,141**	**8,295**	**8,395**	**8,734**	**23,080**	**25,424**
Total expense (B)	4,667	4,719	4,557	4,681	4,742	14,203	13,980
Core earnings (A-B)	**3,516**	**3,422**	**3,738**	**3,714**	**3,992**	**8,877**	**11,444**
Total average assets (TAAs)	450,090	440,961	452,412	458,936	460,854	451,836	454,331
Net interest income before monetary gain (loss) / TAAs	4.3%	4.5%	4.4%	4.6%	4.3%	4.1%	4.4%
Fee and commission income, net / TAAs	3.0%	2.8%	2.9%	2.8%	3.3%	2.7%	3.0%
Total revenues / TAAs (C)	7.3%	7.4%	7.3%	7.3%	7.6%	6.8%	7.5%
Total expense / TAAs (D)	4.1%	4.3%	4.0%	4.1%	4.1%	4.2%	4.1%
Core earnings / TAAs (C-D)	**3.1%**	**3.1%**	**3.3%**	**3.2%**	**3.5%**	**2.6%**	**3.4%**

Business Volumes

Loan Portfolio

Total performing loans excluding Fobaproa increased Ps. 1,756 million in 3Q03, or 1.1%, making up for the accelerated reduction in UDI trust balances, reflecting a stronger ongoing business.

Performing loans excluding UDI trusts

Performing loans excluding UDI trusts increased 2.5% in 3Q03, or Ps. 2,953 million, given growth in every segment of the portfolio, except for dollar-denominated commercial loans. Loans to the private sector grew 1.5% over the same period, with balances up Ps. 1,493 million.

Once again this quarter, the core driver for the private loan portfolio was consumer loans, increasing Ps. 1,401 million, or 6.5%, reaching an annual growth rate of 16.8%. Origination volumes posted solid growth from 3Q02 to 3Q03, that is, 58.6% in credit cards, 52.0% in personal payroll loans, and 11.4% in car loans. Origination per quarter from 3Q02 to 3Q03 went from 243,869 consumer loans to 371,874, equivalent to 52.2% growth.

For the second consecutive quarter, commercial activity in mortgages was enough to offset the natural amortization of the performing portfolio. This is attributable to an incipient market response to the mortgage offering launched by Bancomer in April of this year. Over the past five months, close to 700 mortgages have been originated, in addition to loans to developers, which in the future will translate into greater mortgage individualization volumes.

Finally, commercial loans in pesos increased 4.3% in 3Q03, although total commercial loans decreased 0.8% for the same period, to Ps. 64,942 million. This responds to the dollar-denominated book (43.2% of total commercial loans) contracting given a trend among large corporate clients to exchange debt in dollars by tapping local debt capital markets as interest rates have trended downwards. Consequently, growth in the peso book helped offset a 6.7% reduction in dollar loans (in peso terms).

The commercial loan portfolio is sensitive to origination and amortization of loans to large corporate clients, which currently represent approximately two thirds of this book. Nevertheless, it is worth highlighting that this customer segment tends to offer narrow profitability spreads. Consequently, there is an effort underway to increase lending to somewhat smaller, albeit healthy, companies in an effort to diversify commercial loans while at the same time improve overall profitability of this portfolio segment. The Middle-Market Banking division, catering to such clients, has shown a faster annual rate of growth of 6.2%.

The other important trend in commercial lending has been the disintermediation of bank lending to markets via debt issuance. Bancomer has therefore taken the lead in this business segment with 26.0% market share in local bond issuances worth Ps. 13,985 million in 2003.

Grupo Financiero BBVA Bancomer Performing loans, excluding Fobaproa Millions of pesos	Sep 2002	Dec 2002	Mar 2003	Jun 2003	Sep 2003	Mar-Jun 2003	Jun-Sep 2003	Jun-Sep 2002	Sep-Sep 2002-2003
Commercial	67,563	68,649	64,603	65,433	64,942	1.3%	(0.8%)	(0.6%)	(3.9%)
Pesos	*32,874*	*35,275*	*33,562*	*35,360*	*36,894*	*5.4%*	*4.3%*	*(3.2%)*	*12.2%*
Dollars	*34,689*	*33,374*	*31,041*	*30,073*	*28,048*	*(3.1%)*	*(6.7%)*	*2.0%*	*(19.1%)*
Financial institutions	0	0	0	1,447	1,539	n.a	6.4%	n.a	n.a.
Consumer	19,746	20,616	20,287	21,660	23,061	6.8%	6.5%	11.2%	16.8%
Mortgage	11,045	10,594	9,738	9,784	10,275	0.5%	5.0%	(5.1%)	(7.0%)
Subtotal private sector loans	**98,354**	**99,859**	**94,628**	**98,324**	**99,817**	**3.9%**	**1.5%**	**1.0%**	**1.5%**
Government	16,283	17,612	17,719	18,045	19,079	1.8%	5.7%	9.4%	17.2%
Government support programs	1,511	2,065	2,573	938	1,364	(63.5%)	45.4%	54.3%	(9.7%)
Subtotal government loans	**17,794**	**19,677**	**20,292**	**18,983**	**20,443**	**(6.5%)**	**7.7%**	**12.2%**	**14.9%**
Total performing loans ex UDI trusts	**116,148**	**119,536**	**114,920**	**117,307**	**120,260**	**2.1%**	**2.5%**	**2.6%**	**3.5%**
Commercial UDI trusts	851	131	121	111	101	(8.3%)	(9.0%)	(19.3%)	(88.1%)
Mortgage UDI trusts	31,165	30,205	28,296	27,521	26,512	(2.7%)	(3.7%)	(2.2%)	(14.9%)
Government UDI trusts	12,387	12,212	12,101	11,917	11,739	(1.5%)	(1.5%)	(1.1%)	(5.2%)
Subtotal UDI trusts	**44,403**	**42,548**	**40,518**	**39,549**	**38,352**	**(2.4%)**	**(3.0%)**	**(2.3%)**	**(13.6%)**
TOTAL performing loans including UDI trusts	**160,551**	**162,084**	**155,438**	**156,856**	**158,612**	**0.9%**	**1.1%**	**1.2%**	**(1.2%)**

Performing loans including UDI trusts

Performing UDI trust loan balances continue to decrease significantly. In 3Q03, commercial loans dropped 9.0%, mortgages decreased 3.7% and government loans were 1.5% lower, therefore leading to an overall 3.0% reduction in UDI trusts for the quarter. Over the past twelve months, UDI trust balances have come down 13.6% or Ps. 6,051 million. Mortgages have amortized Ps. 4,653 million or 14.9%, while commercial and government loans have been reduced by Ps. 750 million (88.1%) and Ps. 648 million (5.2%), respectively, for the same period.

Deposits

Branch network deposits show an improved seasonal trend from 2Q03 to 3Q03, down 1.4%, versus 2Q02 and 3Q02, when balances contracted 2.8%. The trend in demand deposits also improved for these same periods with a 0.3% contraction this year, versus 0.5% last year, for the same period. Finally, customer time deposits increased 3.0% from the second to the third quarter of 2003, comparing favorably to a 3.5% reduction from the second to the third quarter of 2002.

From June to September 2003, demand deposits have remained stable, reaching Ps. 147,025 million. However, customer time deposit growth of 3.0% in 3Q03 (Ps. 4,344 million) is attributable to substitution effects between time deposits and mutual funds which, consequently, dropped 11.6% or Ps. 9,131 million over the same period. This substitution of mutual funds for time deposits owes to movements in the yield curve.

Deposits have fared well when comparing 3Q03 and 3Q02, increasing 2.9% in demand deposits and 11.3% in fixed-income mutual fund balances, thus leading to total branch network deposits increasing 2.1% over the same period. Treasury time deposits, on the other hand, decreased 24.9% in dollars.

The deposit mix has also shown improvement, from 43.2% of demand deposits as a percentage of total deposits in 3Q02, to 45.6% in 2Q03 and 46.0% in 3Q03. This contribution of lower cost sources of funding has helped manage the net interest margin.

Grupo Financiero BBVA Bancomer Total deposits and customer funds Millions of pesos	Sep 2002	Dec 2002	Mar 2003	Jun 2003	Sep 2003	Mar-Jun 2003	Jun-Sep 2003	Jun-Sep 2002	Sep-Sep 2002-2003
Demand	142,815	153,366	149,184	147,508	147,025	(1.1%)	(0.3%)	(0.5%)	2.9%
Time (branch network)	153,085	144,987	159,921	145,933	150,277	(8.7%)	3.0%	(3.5%)	(1.8%)
Fixed-income mutual funds	60,114	63,928	56,046	76,105	66,911	35.8%	(12.1%)	(5.8%)	11.3%
Equity mutual funds	3,249	2,922	2,552	2,603	2,666	2.0%	2.4%	(14.5%)	(17.9%)
Branch deposits	**359,263**	**365,203**	**367,703**	**372,149**	**366,879**	**1.2%**	**(1.4%)**	**(2.8%)**	**2.1%**
Branch deposits in pesos	*321,491*	*338,246*	*332,914*	*347,743*	*338,527*	*4.5%*	*(2.7%)*	*(4.5%)*	*5.3%*
Branch deposits in dollars	*37,772*	*26,957*	*34,789*	*24,406*	*28,352*	*(29.8%)*	*16.2%*	*14.2%*	*(24.9%)*
Time (Treasury)	34,736	24,667	54,069	29,891	22,269	(44.7%)	(25.5%)	9.9%	(35.9%)
Total deposits	**393,999**	**389,870**	**421,772**	**402,040**	**389,148**	**(4.7%)**	**(3.2%)**	**(1.8%)**	**(1.2%)**

Asset Quality

Non-perfoming loans

Past-due loans decreased 15.8% from 2Q03 to 3Q03, to Ps. 9,346 million, owing to recovery efforts and write offs in the commercial loan portfolio of Ps. 1,319 million. Thus, commercial past-due loans fell 35.8% for the quarter and 53.1% from September 2002 to September 2003.

In the past twelve months, non-performing loans are down 22.5% to September 2003, indeed offsetting the effect of increased past-due loan balances due to the effect of the change in regulation of mortgage loans as of January 2003.

Grupo Financiero BBVA Bancomer Non-performing loans Millions of pesos	Sep 2002	Dec 2002	Mar 2003	Jun 2003	Sep 2003	Mar-Jun 2003	Jun-Sep 2003	Jun-Sep 2002	Sep-Sep 2002-2003
Commercial	5,178	4,794	4,570	3,783	2,427	(17.2%)	(35.8%)	(0.3%)	(53.1%)
Financial institutions	0	0	0	1	2	n.a.	n.a	n.a	n.a.
Consumer	992	1,095	1,056	1,201	1,340	13.7%	11.6%	(4.5%)	35.1%
Mortgage	5,885	5,302	6,540	6,112	5,577	(6.5%)	(8.8%)	(6.1%)	(5.2%)
Total non-performing loans	**12,055**	**11,191**	**12,166**	**11,097**	**9,346**	**(8.8%)**	**(15.8%)**	**(3.6%)**	**(22.5%)**

Non-performing mortgage loan balances are not comparable from 3Q02 to 3Q03 given a change in the National Banking and Securities Commission (CNBV) regulation as of January 1, 2003, which classifies outstanding balances as past-due after 90 days instead of 150 days. The effect of this change in 3Q03 is Ps. 658 million of additional non-performing mortgage loans. The adjusted past-due mortgage loan ratio would be 11.6% instead of 13.2% as of September 2003.

Grupo Financiero BBVA Bancomer Past-due loan ratio Millions of pesos	Mar 2002	Dec 2002	Mar 2003	Jun 2003	Sep 2003
Non-performing mortgage loans	5,885	5,302	6,540	6,112	5,577
Total mortgage loans	48,095	46,101	44,574	43,417	42,364
Past-due mortgage loan ratio	12.2%	11.5%	14.7%	14.1%	13.2%
Past-due mortgage loan ratio without change in regulation	12.2%	11.5%	12.5%	12.0%	11.6%
Total non-performing loans	12,055	11,191	12,166	11,097	9,346
Total loans, excluding Fobaproa	172,606	173,275	167,604	167,953	167,958
Total past-due loan ratio	7.0%	6.5%	7.3%	6.6%	5.6%
Total past-due loan ratio without change in regulation	7.0%	6.5%	6.7%	6.1%	5.2%

Loan portfolio rating

As of September 2003, the regulatory reserve requirements totaled Ps. 11,187 million, including 100.0% coverage of past-due interest payments.

Grupo Financiero BBVA Bancomer Loan portfolio rating Millions of pesos	3Q02 Amount	Reserves	2Q03 Amount	Reserves	3Q03 Amount	Reserves
Risk level						
A	272,080	995	274,942	1,420	277,728	1,401
B	20,352	2,609	14,861	1,839	15,931	2,225
C	9,373	3,539	5,735	2,148	4,142	1,646
D	5,276	3,773	5,019	3,549	5,588	3,915
E	2,065	2,308	3,052	3,152	1,863	2,000
TOTAL	**309,146**	**13,224**	**303,609**	**12,108**	**305,252**	**11,187**
Minus:						
Loan charge-offs and discounts		148		-		-
Total requirement	**309,146**	**13,076**	**303,609**	**12,108**	**305,252**	**11,187**

Loans rated A include exempt loans for Ps. 144,625 million which include the gross balance of Fobaproa/IPAB notes.

Based on CNBV regulation, troubled loans are defined as those rated D and E. Therefore, troubled commercial loans were Ps. 1,340 million or 0.56% of the total commercial portfolio.

Grupo Financiero BBVA Bancomer Loan portfolio rating Millions of pesos	Commercial Amount	Reserves	Mortgage Amount	Reserves	Consumer Amount	Reserves
Risk level						
A	226,394	1,046	29,751	246	21,583	109
B	8,823	1,626	5,672	455	1,436	144
C	1,571	763	2,258	742	313	141
D	252	161	4,900	3,430	436	324
E	1,088	1,110	2	107	773	783
Total	**238,128**	**4,706**	**42,583**	**4,980**	**24,541**	**1,501**

Loans rated A include exempt loans for Ps. 144,625 million which include the gross balance of Fobaproa/IPAB notes.

Other Balance Sheet Items

Fobaproa/IPAB

As of September 2003, the balance of Fobaproa and IPAB notes on the Balance Sheet was Ps. 79,715 million. This balance is presented as the gross amount of Fobaproa and IPAB notes, net of cash recoveries in checking accounts, and net of reserves covering 100% of the loss sharing and incentive schemes.

The gross balance of Fobaproa notes (notes with loss sharing) was Ps. 95,619 million as of September 2003 which, net of cash recoveries (deposits in checking accounts) and loan-loss reserves and incentive scheme, the net balance is Ps. 49,426 million.

The gross balance of IPAB notes (notes without loss sharing) was Ps. 31,495 million as of September 2003 which, net of cash deposits in checking accounts is Ps. 30,289 million. These notes have no associated reserves, as there is no related loss sharing or incentive scheme.

Grupo Financiero BBVA Bancomer Fobaproa / IPAB notes Millions of pesos	Notes with loss sharing (Fobaproa Notes) Commercial	Mortgage	Total	Notes without loss sharing (IPAB Notes)	Total Fobaproa and IPAB notes
Gross balance	71,563	24,056	95,619	31,495	**127,114**
Deposits in checking accounts	(12,644)	(4,926)	(17,570)	(1,206)	**(18,776)**
Balance net of deposits	**58,919**	**19,130**	**78,049**	**30,289**	**108,338**
Loss sharing (1)	*14,743*	*4,783*	*19,526*		*19,526*
Incentive scheme	*9,097*	*0*	*9,097*		*9,097*
Reserves (loss sharing+incentive scheme)	**(23,840)**	**(4,783)**	**(28,623)**		**(28,623)**
Balance net of reserves	**35,079**	**14,347**	**49,426**	**30,289**	**79,715**

(1) Loss sharing is 25% except in the case of one note of Ps. 298 million which is 30%.

Deferred Taxes

The balance of deferred taxes decreased Ps. 648 million in 3Q03 to Ps. 22,354 million as of September 2003. The latter breaks down as Ps. 23,738 million of deferred tax assets and Ps. 1,384 million of deferred tax liabilities. The balance of deferred tax assets has dropped Ps. 2,810 million over the past twelve months, that is, 11.2%.

As of September 2003, 51.0% of deferred tax assets are loan loss provisions, 41.3% tax-loss carryforwards, 1.2% tax losses on equity sales, and the remaining 6.5% other concepts.

Debt

Total debt increased Ps.7,154 million in 3Q03 given a reduction in long-term debt of Ps. 2,332 million, offset by an increase in short-term debt of Ps. 9,486 million, owing to interest rates dropping and therefore making prepayment of long-term funding in exchange for short-term funding more attractive.

Grupo Financiero BBVA Bancomer Debt Millions of pesos	Sep 2002	Dec 2002	Mar 2003	Jun 2003	Sep 2003	Mar-Jun 2003	Jun-Sep 2003	Jun-Sep 2002	Sep-Sep 2002-2003
Debt on demand	0	2,150	0	2,628	7,468	n.a	184.2%	n.a.	n.a.
Short-term debt	23,394	20,230	10,096	32,057	36,703	217.5%	14.5%	(24.4%)	56.9%
Total short-term debt	**23,394**	**22,380**	**10,096**	**34,685**	**44,171**	**243.6%**	**27.3%**	**(24.4%)**	**88.8%**
Long-term debt	18,453	19,767	18,467	17,661	15,126	(4.4%)	(14.4%)	(3.8%)	(18.0%)
Subordinated debentures	5,545	5,348	5,523	5,224	5,427	(5.4%)	3.9%	(18.0%)	(2.1%)
Long-term debt	**23,998**	**25,115**	**23,990**	**22,885**	**20,553**	**(4.6%)**	**(10.2%)**	**(7.5%)**	**(14.4%)**
Total debt	**47,392**	**47,495**	**34,086**	**57,570**	**64,724**	**68.9%**	**12.4%**	**(16.7%)**	**36.6%**

Capitalization

Capitalization

As of September 2003, the total estimated capitalization index for the Banking Business was 15.8% with Tier 1 at 13.5%, compared to 12.8% and 9.7%, respectively, as of September 2002 and 15.2% and 12.6%, respectively, as of June 2003.

For Bancomer, the total capitalization index, including market risk, was 14.2% with Tier 1 at 11.9%. For Bancomer Servicios, total capitalization was 169.3%.

Banking Business BBVA Bancomer Capitalization Millions of pesos	September 2002		June 2003		September 2003	
Tier 1 capital		24,372		30,252		33,394
Tier 2 capital		7,773		6,295		5,613
Net capital		32,145		36,547		39,007
Risk-weighted assets	**188,437**	**251,431**	**182,429**	**240,816**	**176,164**	**247,612**
	Credit risk	Credit & market risk	Credit risk	Credit & market risk	Riesgo Crédito	Credit & market risk
Tier 1 as % of risk-weighted assets	12.9%	9.7%	16.6%	12.6%	19.0%	13.5%
Tier 2 as % of risk-weighted assets	4.1%	3.1%	3.5%	2.6%	3.2%	2.3%
Net capital ratio	**17.1%**	**12.8%**	**20.0%**	**15.2%**	**22.1%**	**15.8%**

BBVA Bancomer Banking Business Capitalization Millions of pesos	Bancomer September 2003		Bancomer Servicios September 2003	
Tier 1 capital		29,287		4,107
Tier 2 capital		5,613		0
Net capital		**34,900**		**4,107**
Risk-weighted assets	**173,979**	**245,186**	**2,185**	**2,426**
	Credit risk	Credit & market risk	Credit risk	Credit & market risk
Tier 1 as % of risk-weighted assets	16.8%	11.9%	188.0%	169.3%
Tier 2 as % of risk-weighted assets	3.2%	2.3%	0.0%	0.0%
Net capital ratio	**20.1%**	**14.2%**	**188.0%**	**169.3%**

Non-Banking Businesses

Bancomer's non-banking businesses contributed 27.1% of Group net income in 3Q03 and 22.8% for the first nine months of 2003.

Afore Bancomer

Afore Bancomer reported net income of Ps. 365 million in 3Q03, 5.8% higher than that of 3Q02. As of September 2003, Siefore Bancomer reached Ps. 82,531 million in assets under management, a 22.6% increase over the same month of 2002, and equivalent to 21.4% market share. The number of affiliates reached 4.3 million as of September 2003.

Seguros Bancomer

Seguros Bancomer recorded net income of Ps. 96 million in 3Q03, 17.0% higher than in 3Q02. For the first nine months of 2003, net income was Ps. 290 million, 41.9% higher than 9M02. Total issued premiums through the branch network reached Ps. 534 million in 3Q03, 2.4% higher than in 2Q03. The company maintained its leading position in the bancassurance market in terms of issued premiums with 38.2% market share as of June 2003.

Pensiones Bancomer

Pensiones Bancomer reported net income in 3Q03 of Ps. 61 million, 67.0% higher than 2Q03 and 7.0% greater than the same year-earlier period. With Ps. 10,735 million in reserves, this company has 20.5% share of the bancassurance market.

Casa de Bolsa Bancomer

Casa de Bolsa Bancomer reported net income of Ps. 33 million in 3Q03, 73.7% higher than 3Q02, boosted by increasing income from Investment Banking transactions.

Bancomer Transfer Services

Bancomer Transfer Services reached net income of Ps. 30 million in 3Q03, 12.9% higher than the previous quarter. Transactions for the quarter reached 4.1 million, 17.5% more than 3Q02 to reach 11.2 million transactions in 2003. Transferred funds totaled USD 1,561 million in 3Q03, 15.7% higher than in 3Q02 and reached USD 4,187 million in 2003.

Bancomer Gestión

Bancomer Gestión's net income in 3Q03 was Ps. 26 million, 4.0% higher than 2Q03 and 13.0% greater than 3Q02. Assets under management reached Ps. 69,696 million, thus maintaining leadership in fixed-income mutual funds with 21.6% market share as of September 2003.

Technical Note

All figures included in this report are expressed in constant peso (Ps.) terms as of June, 2003. All growth rates included in this report are in real peso terms. Figures have been converted from nominal pesos using the following UDI inflation adjustment factors:

Inflation	3Q 2002	4Q 2002	1Q 2003	2Q 2003	3Q 2003
End of period	3.166705	3.225778	3.262916	3.271800	3.295959
Inflation adjusting factor	1.040817	1.021756	1.010127	1.007384	1.000000

Conversion of pesos into dollars may be obtained by using the following exchange rates (fix exchange rate to pay obligations in foreign currency):

Exchange rates	3Q 2002	4Q 2002	1Q 2003	2Q 2003	3Q 2003	9M 2002	9M 2003
End of period	10.2299	10.4393	10.7889	10.4370	11.0133	10.2299	11.0133
Average	9.9756	10.2470	10.9094	10.3582	10.8617	9.5783	10.7098

Certain amounts and percentages included in this document have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetical aggregation of the figures preceding them.

The financial statements included in this report, consolidated with those of the financial entities and other subsidiaries which form the financial group that are susceptible to consolidation, were prepared according to the Accounting Principles Applicable to Financial Holding Companies, issued by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) ("CNBV") according to Article 30 of the Law of Financial Institutions, of general observance and compulsory, consistently applied, reflecting the operations carried out by the holding company, the financial entities and other subsidiaries which form the financial group that are susceptible to consolidation until the stated date, which were performed and valued according to sound practices and applicable legal and administrative dispositions.

Following ruling 1489 of the CNBV, Grupo Financiero BBVA Bancomer's financial statements have been prepared on a consolidated basis. Consolidated companies include Bancomer, Bancomer Servicios, Casa de Bolsa Bancomer, GFB Servicios, Bancomer Servicios Administrativos, and Bancomer Gestión.

The financial statements of the Banking Business have also been prepared on a consolidated basis, in accordance to ruling 1488 of the CNBV. Consolidated subsidiaries include, among others: Desitel y Sistemas, Bancomer Transfer Services, Aerocer, Mercury Bank and Trust, Bancomer Foreign Exchange, Bancomer Payment Services, Bancomer Financial Services, Afore Bancomer and Opción Volcán.

The financial information contained in this report is based on the unaudited financial statements of GFBB and each one of its subsidiaries, and has been prepared in accordance with the rules, regulations, and accounting principles set forth by Mexican regulatory authorities.

GFBB calculates ROAE as annual net income or annualized quarterly income divided by the average of beginning and end-of-period equity balances.

Grupo Financiero BBVA Bancomer

- Consolidated Balance Sheet
- Consolidated Memorandum Accounts
- Consolidated Income Statement
- Consolidated Statement of Changes in the Financial Position
- Consolidated Statement of Changes in Shareholders' Equity

Banking Business

- Balance Sheet
- Memorandum Accounts
- Income Statement
- Condensed Notes

Grupo Financiero
BBVA Bancomer

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
Expressed in terms of purchasing power as of September 2003

Grupo Financiero BBVA Bancomer Assets Millions of pesos	Sep 2002	Dec 2002	Mar 2003	Jun 2003	Sep 2003
Cash and due from banks	56,070	72,879	62,665	60,948	80,116
Investments in securities	**80,141**	**64,937**	**111,892**	**96,866**	**98,821**
Securities for trading	53,087	38,544	74,815	56,499	51,517
Securities for sale	5,029	4,894	4,548	4,744	5,899
Securities held to maturity	22,025	21,499	32,529	35,623	41,405
Trading with securities and derivatives	**84**	**219**	**303**	**159**	**323**
Debtor balances under repurchase agreement transactions	42	178	217	116	271
Trading with financial securities and derivatives	41	36	74	32	38
Unassigned securities to be settled	1	5	12	11	14
Performing loans	**241,075**	**241,664**	**235,065**	**236,759**	**238,327**
Commercial loans	68,414	68,780	64,724	65,544	65,043
Financial institution loans	0	0	0	1,447	1,539
Consumer loans	19,746	20,616	20,287	21,660	23,061
Mortgage loans	42,210	40,799	38,034	37,305	36,787
Government loans	30,181	31,889	32,393	30,900	32,182
Fobaproa or IPAB loans	80,524	79,580	79,627	79,903	79,715
Non-performing loans	**12,055**	**11,191**	**12,166**	**11,097**	**9,346**
Commercial loans	5,178	4,794	4,570	3,783	2,427
Financial institution loans	0	0	0	1	2
Consumer loans	992	1,095	1,056	1,201	1,340
Mortgage loans	5,885	5,302	6,540	6,112	5,577
Total loans, gross	**253,130**	**252,855**	**247,231**	**247,856**	**247,673**
Loan-loss provisions	(13,076)	(12,621)	(12,251)	(12,108)	(11,187)
Total loans, net	**240,054**	**240,234**	**234,980**	**235,748**	**236,486**
Other receivables, net	14,617	6,165	5,678	5,991	6,331
Repossessed assets, net	3,369	3,328	3,097	3,203	2,965
Fixed assets, net	15,439	15,321	14,976	14,694	14,435
Permanent equity investments	3,285	3,203	3,491	3,643	3,584
Deferred taxes, net	25,164	24,517	24,122	23,002	22,354
Other assets	**6,386**	**6,510**	**6,307**	**6,106**	**5,933**
Goodwill	5,096	5,025	4,954	4,883	4,812
Other assets, deferred charges and intangibles	1,290	1,485	1,353	1,223	1,121
TOTAL ASSETS	**444,609**	**437,313**	**467,511**	**450,360**	**471,348**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (Continued)
Expressed in terms of purchasing power as of September 2003

Grupo Financiero BBVA Bancomer Liabilities and shareholders' equity Millions of pesos	Sep 2002	Dec 2002	Mar 2003	Jun 2003	Sep 2003
Traditional deposits	**330,636**	**323,020**	**363,174**	**323,332**	**319,571**
Demand deposits	142,815	153,366	149,184	147,508	147,025
Time deposits	187,821	169,654	213,990	175,824	172,546
Bank bonds	0	0	0	0	0
Interbank and other loans	**41,847**	**42,147**	**28,563**	**52,346**	**59,297**
Loans on demand	0	2,150	0	2,628	7,468
Short-term loans	23,394	20,230	10,096	32,057	36,703
Long-term loans	18,453	19,767	18,467	17,661	15,126
Trading with securities and derivatives	**2,995**	**1,172**	**1,044**	**679**	**1,661**
Creditor balances under repurchase agreement transactions	107	225	231	202	251
Securities to be delivered in loan transactions	1,890	0	0	12	1,095
Trading with financial securities and derivatives	998	943	811	460	304
Unassigned securities to be settled	0	4	2	5	11
Other payables	**6,663**	**7,002**	**7,177**	**6,563**	**20,966**
Income tax and profit sharing, payable	496	600	305	335	527
Sundry debtors and other payables	6,167	6,402	6,872	6,228	20,439
Outstanding subordinated debentures	**5,545**	**5,348**	**5,523**	**5,224**	**5,427**
Deferred credits	**43**	**42**	**1,774**	**47**	**45**
Other deferred credits	43	42	1,774	47	45
TOTAL LIABILITIES	**387,729**	**378,731**	**407,255**	**388,191**	**406,967**
Paid-in capital	**68,747**	**68,746**	**41,858**	**41,858**	**41,858**
Capital stock	2,935	2,934	7,750	7,750	7,750
Additional paid-in capital	65,812	65,812	34,108	34,108	34,108
Earned capital	**(17,649)**	**(15,985)**	**12,594**	**14,662**	**16,534**
Capital reserves	7,712	7,712	6,324	6,324	6,325
Retained earnings	(5,004)	(5,228)	6,806	6,806	6,806
Unrealized result from valuation of for-sale securities	(2,196)	(2,187)	(2,279)	(275)	(269)
Result from translation of foreign operations	25	30	0	0	0
Effect of equity restatement	(22,190)	(22,189)	0	0	0
Result from holding non-monetary assets	(961)	(929)	0	(1,814)	(1,779)
Net income	4,965	6,806	1,743	3,621	5,451
Total majority shareholders' equity	**51,098**	**52,761**	**54,452**	**56,520**	**58,392**
Minority interest in subsidiaries	458	487	354	391	482
Minority interest in capital notes	5,324	5,334	5,450	5,258	5,507
TOTAL SHAREHOLDERS' EQUITY	**56,880**	**58,582**	**60,256**	**62,169**	**64,381**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**444,609**	**437,313**	**467,511**	**450,360**	**471,348**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (Memorandum Accounts)
Expressed in terms of purchasing power as of September 2003

Grupo Financiero BBVA Bancomer Memorandum accounts Millions of pesos			
TRANSACTIONS ON BEHALF OF THIRD PARTIES		**FINANCIAL GROUP'S OWN TRANSACTIONS**	
Customer current accounts	**2,908**	**Control accounts**	**466,525**
Cash balances	2	Guarantees granted	38
Transaction settlements	2,906	Other contingent liabilities	2,533
Customer prizes	0	Irrevocable lines of credit granted	9,761
Customer securities	**183,119**	Assets in trust or under mandate	367,768
Securities held in custody	183,016	Assets in custody or under administration	48,224
Securities and notes held in guarantee	103	Amounts committed in transactions with Fobaproa/IPAB	37,578
Transactions on behalf of customers	**4,318**	Securities delivered in custody	93
Customer repurchase and resale transactions	4,312	Government securities in custody	517
Securities on loan (lending party)	3	Securities delivered in guarantee	13
Purchase transactions (option price)	3	**Repurchase agreement transactions**	**20**
Investment banking transactions on behalf of third parties, net	19,407	Securities receivable under resale agreements	156,355
Total on behalf of third parties	**209,752**	(Less) Resale transactions	(156,146)
Historical capital stock	**1,020**	Repurchase transactions	94,447
		(Less) Securities deliverable under repurchase agreements	(94,636)
		Total Financial Group's own transactions	**466,545**
		Shares delivered in custody	17,963,462,908

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT

Expressed in terms of purchasing power as of September 2003

Grupo Financiero BBVA Bancomer Income statement Millions of pesos	3Q 2002	4Q 2002	1Q 2003	2Q 2003	3Q 2003	9M 2002	9M 2003
Interest income	12,404	13,462	13,458	12,319	10,803	36,484	36,580
Interest expense	(7,547)	(8,457)	(8,480)	(7,087)	(5,881)	(22,669)	(21,448)
Net interest income before monetary gain (loss)	**4,857**	**5,005**	**4,978**	**5,232**	**4,922**	**13,815**	**15,132**
Monetary gain (loss)	175	241	120	38	18	641	176
Net interest income	**5,032**	**5,246**	**5,098**	**5,270**	**4,940**	**14,456**	**15,308**
Loan-loss provisions	(698)	(792)	(1,024)	(1,081)	(1,078)	(1,964)	(3,183)
Net interest income after loan-loss provisions	**4,334**	**4,454**	**4,074**	**4,189**	**3,862**	**12,492**	**12,125**
Non-interest income	**3,255**	**3,282**	**3,340**	**3,916**	**3,822**	**10,217**	**11,078**
Fee and commission income	3,823	3,579	3,752	3,611	4,300	10,621	11,663
Fee and commission expense	(497)	(443)	(435)	(448)	(488)	(1,356)	(1,371)
Fee and commission income, net	**3,326**	**3,136**	**3,317**	**3,163**	**3,812**	**9,265**	**10,292**
Trading income	(71)	146	23	753	10	952	786
Total operating revenues	**7,589**	**7,736**	**7,414**	**8,105**	**7,684**	**22,709**	**23,203**
Non-interest expense	(4,667)	(4,719)	(4,557)	(4,681)	(4,742)	(14,203)	(13,980)
Operating income	**2,922**	**3,017**	**2,857**	**3,424**	**2,942**	**8,506**	**9,223**
Other income (expenses), net	(33)	(4)	(145)	(362)	(22)	(226)	(529)
Monetary gain (loss)	(133)	(261)	(239)	(211)	(118)	(614)	(568)
Income before income tax and profit sharing	**2,756**	**2,752**	**2,473**	**2,851**	**2,802**	**7,666**	**8,126**
Current income tax and profit sharing	(214)	(84)	(210)	(115)	(210)	(524)	(535)
Deferred income tax and profit sharing	(620)	(786)	(428)	(860)	(699)	(1,784)	(1,987)
Income before share in net income (loss) of non-consolidated subsidiaries and associates	**1,922**	**1,882**	**1,835**	**1,876**	**1,893**	**5,358**	**5,604**
Share in net income (loss) of non-consolidated subsidiaries and associates	(58)	(6)	(8)	39	28	(195)	59
Income from ongoing operations	**1,864**	**1,876**	**1,827**	**1,915**	**1,921**	**5,163**	**5,663**
Discontinued operations, extraordinary items and changes in accounting standards, net	0	0	0	0	0	0	0
Income before minority interest	**1,864**	**1,876**	**1,827**	**1,915**	**1,921**	**5,163**	**5,663**
Minority interest	(84)	(35)	(84)	(37)	(91)	(198)	(212)
Net income	**1,780**	**1,841**	**1,743**	**1,878**	**1,830**	**4,965**	**5,451**

The above table includes the following accounting registries from the sale of a stake in Far-Ben carried out in 2Q02:

Income statement	Amount
Monetary gain (loss)	(125)
Valuation	(258)
Deferred taxes	164
Total net change	(219)

Shareholders' equity	Amount
Monetary gain (loss)	125
Valuation	258
Deferred taxes	(91)
Income	(219)
Total net change	74

In order to facilitate the comparative analysis of ongoing operations, an Income Statement for Grupo Financiero BBVA Bancomer and Subsidiaries, adjusted for the aforementioned registries, is presented on the following page with the net effect registered as an Extraordinary Item.

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT

Expressed in terms of purchasing power as of September 2003

ADJUSTED FOR THE ACCOUNTING REGISTRIES FROM THE SALE OF "FOR SALE SECURITIES" DESCRIBED ON THE PREVIOUS PAGE

Grupo Financiero BBVA Bancomer **Income statement** Millions of pesos	3Q 2002	4Q 2002	1Q 2003	2Q 2003	3Q 2003	9M 2002	9M 2003
Interest income	12,404	13,462	13,458	12,319	10,803	36,484	36,580
Interest expense	(7,547)	(8,457)	(8,480)	(7,087)	(5,881)	(22,669)	(21,448)
Net interest income before monetary gain (loss)	**4,857**	**5,005**	**4,978**	**5,232**	**4,922**	**13,815**	**15,132**
Monetary gain (loss)	175	241	120	38	18	641	176
Net interest income	**5,032**	**5,246**	**5,098**	**5,270**	**4,940**	**14,456**	**15,308**
Loan-loss provisions	(698)	(792)	(1,024)	(1,081)	(1,078)	(1,964)	(3,183)
Net interest income after loan-loss provisions	**4,334**	**4,454**	**4,074**	**4,189**	**3,862**	**12,492**	**12,125**
Non-interest income	**3,255**	**3,282**	**3,340**	**3,916**	**3,822**	**10,475**	**11,078**
Fee and commission income	3,823	3,579	3,752	3,611	4,300	10,621	11,663
Fee and commission expense	(497)	(443)	(435)	(448)	(488)	(1,356)	(1,371)
Fee and commission income, net	**3,326**	**3,136**	**3,317**	**3,163**	**3,812**	**9,265**	**10,292**
Trading income	(71)	146	23	753	10	1,210	786
Total operating revenues	**7,589**	**7,736**	**7,414**	**8,105**	**7,684**	**22,967**	**23,203**
Non-interest expense	(4,667)	(4,719)	(4,557)	(4,681)	(4,742)	(14,203)	(13,980)
Operating income	**2,922**	**3,017**	**2,857**	**3,424**	**2,942**	**8,764**	**9,223**
Other income (expenses), net	(33)	(4)	(145)	(362)	(22)	(226)	(529)
Monetary gain (loss)	(133)	(261)	(239)	(211)	(118)	(489)	(568)
Income before income tax and profit sharing	**2,756**	**2,752**	**2,473**	**2,851**	**2,802**	**8,049**	**8,126**
Current income tax and profit sharing	(214)	(84)	(210)	(115)	(210)	(524)	(535)
Deferred income tax and profit sharing	(620)	(786)	(428)	(860)	(699)	(1,948)	(1,987)
Income before share in net income (loss) of non-consolidated subsidiaries and associates	**1,922**	**1,882**	**1,835**	**1,876**	**1,893**	**5,577**	**5,604**
Share in net income (loss) of non-consolidated subsidiaries and associates	(58)	(6)	(8)	39	28	(195)	59
Income from ongoing operations	**1,864**	**1,876**	**1,827**	**1,915**	**1,921**	**5,382**	**5,663**
Discontinued operations, extraordinary items and changes in accounting standards, net	0	0	0	0	0	(219)	0
Income before minority interest	**1,864**	**1,876**	**1,827**	**1,915**	**1,921**	**5,163**	**5,663**
Minority interest	(84)	(35)	(84)	(37)	(91)	(198)	(212)
Net income	**1,780**	**1,841**	**1,743**	**1,878**	**1,830**	**4,965**	**5,451**

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1 TO SEPTEMBER 30, 2003

Expressed in terms of purchasing power as of September 2003

Grupo Financiero BBVA Bancomer Statement of changes in financial position Millions of pesos	
Operating activity	
Income before minority interest	5,663
Plus (minus) charges (credits) to income not affecting cash	
Unrealized result from valuation at fair value	(403)
Loan-loss provisions	3,183
Depreciation and amortization	1,200
Deferred income taxes	1,987
Provisions for sundry liabilities	113
Share in results of non-consolidated subsidiaries and associates	(59)
	11,684
Decrease (increase) in operating related items	
Decrease (increase) in traditional deposits	(3,450)
Decrease in loan portfolio	566
Decrease (increase) in treasury transactions (investments in securities and trading with securities)	(32,642)
Decrease in transactions with derivatives for trading purposes	(395)
Increase in interbank loans and other loans	17,151
Funds generated by operating activities	**(7,086)**
Financing activity	
Outstanding subordinated debentures	80
Payment of cash dividends by AFORE Bancomer (minority equity)	(218)
Shareholders' equity	37
Minority interest in capital notes	173
Funds (used) generated by financing activities	**72**
Investment activity	
Fixed assets additions, net	(187)
Decrease in permanent equity investment	(70)
Decrease in repossessed assets	363
Other assets, liabilities, charges and deferred credits, net	14,145
Funds (used) generated by investment activities	**14,251**
Increase in cash and cash equivalents	7,237
Cash and cash equivalents at beginning of period	72,879
Cash and cash equivalents at end of period	**80,116**

Grupo Financiero
BBVA Bancomer

GRUPO FINANCIERO BBVA BANCOMER AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FROM JANUARY 1 TO SEPTEMBER 30, 2003

Expressed in terms of purchasing power as of September 2003

Grupo Financiero BBVA Bancomer
Statement of changes in shareholders' equity
Millions of pesos

	MAJORITY SHAREHOLDERS' EQUITY											
	Paid-in capital		Earned capital									
	Capital stock	Additional paid-in capital	Capital reserves	Retained earnings	Unrealized result from valuation of securities	Result from translation of foreign operations	Effect of equity restatement	Result from holding non-monetary assets	Net income	Minority interest in subsidiaries	Minority interest in capital notes	Total shareholders' equity
Balances as of December 31, 2002	2,934	65,812	7,712	(5,228)	(2,187)	30	(22,189)	(929)	6,806	487	5,334	58,582
Entries related to shareholders' decisions												
Majority interest												
Amortization of retained earnings		(2,721)		2,721								0
Capitalization of effect of restatement	4,816	(28,983)	(1,387)	2,477			22,189	888				0
Transfer of 2002 income				6,806					(6,806)			0
Minority interest												
Dividend payment by Afore Bancomer										(217)		(217)
Total	4,816	(31,704)	(1,387)	12,004	0	0	22,189	888	(6,806)	(217)	0	(217)
Entries related to recognition of aggregate income												
Net income									5,451	212		5,663
Monetary erosion of capital notes											173	173
Result from holding non-monetary assets								91				91
Unrealized result from valuation of securities for sale					89							89
Result from translation of foreign operations				30		(30)						0
Monetary gain (loss) from securities for sale					1,829			(1,829)				0
Total	0	0	0	30	1,918	(30)	0	(1,738)	5,451	212	173	6,016
Balances as of September 30, 2003	7,750	34,108	6,325	6,806	(269)	0	0	(1,779)	5,451	482	5,507	64,381

Grupo Financiero
BBVA Bancomer

BANKING BUSINESS AND SUBSIDIARIES
BALANCE SHEET

Expressed in terms of purchasing power as of September 2003

BBVA Bancomer Banking Business Assets Millions of pesos	Sep 2002	Dec 2002	Mar 2003	Jun 2003	Sep 2003
Cash and due from banks	55,987	72,932	62,608	60,883	80,040
Investments in securities	**79,573**	**64,737**	**111,723**	**96,646**	**98,105**
Securities for trading	52,519	38,344	74,646	56,279	50,801
Securities for sale	5,029	4,894	4,548	4,744	5,899
Securities held to maturity	22,025	21,499	32,529	35,623	41,405
Trading with securities and derivatives	**84**	**219**	**304**	**158**	**323**
Debtor balances under repurchase agreement transactions	42	178	218	116	271
Trading with financial securities and derivatives	41	36	74	32	38
Unassigned securities to be settled	1	5	12	10	14
Performing loans	**241,074**	**241,664**	**235,071**	**236,765**	**238,332**
Commercial loans	68,413	68,780	64,724	65,544	65,043
Financial institution loans	0	0	0	1,447	1,539
Consumer loans	19,746	20,616	20,287	21,660	23,061
Mortgage loans	42,210	40,799	38,040	37,311	36,793
Government loans	30,181	31,889	32,393	30,900	32,182
Fobaproa or IPAB loans	80,524	79,580	79,627	79,903	79,714
Non-performing loans	**12,055**	**11,191**	**12,165**	**11,097**	**9,346**
Commercial loans	5,178	4,794	4,569	3,783	2,427
Financial institution loans	0	0	0	1	2
Consumer loans	992	1,095	1,056	1,201	1,340
Mortgage loans	5,885	5,302	6,540	6,112	5,577
Total loans, gross	**253,129**	**252,856**	**247,236**	**247,862**	**247,678**
Loan-loss provisions	(13,076)	(12,621)	(12,251)	(12,108)	(11,187)
Total loans, net	**240,053**	**240,234**	**234,985**	**235,754**	**236,491**
Other receivables, net	14,494	5,997	5,489	5,807	6,127
Repossessed assets, net	3,369	3,328	3,097	3,203	2,965
Fixed assets, net	15,429	15,310	14,961	14,679	14,420
Permanent equity investments	1,937	1,753	2,110	2,145	1,963
Deferred taxes, net	24,934	24,286	23,896	22,790	22,159
Other assets	**2,973**	**3,134**	**2,980**	**2,829**	**2,704**
Goodwill	1,683	1,659	1,636	1,613	1,590
Other assets, deferred charges and intangibles	1,290	1,475	1,344	1,216	1,114
TOTAL ASSETS	**438,833**	**431,930**	**462,153**	**444,894**	**465,297**

BANKING BUSINESS AND SUBSIDIARIES
BALANCE SHEET (Continued)
Expressed in terms of purchasing power as of September 2003

BBVA Bancomer Banking Business Liabilities and shareholders' equity Millions of pesos	Sep 2002	Dec 2002	Mar 2003	Jun 2003	Sep 2003
Traditional deposits	**331,868**	**324,770**	**365,017**	**325,213**	**321,021**
Demand deposits	142,844	153,475	149,192	147,513	147,034
Time deposits	189,024	171,295	215,825	177,700	173,987
Bank bonds	0	0	0	0	0
Interbank and other loans	**41,847**	**42,147**	**28,562**	**52,346**	**59,297**
Loans on demand	0	2,150	0	2,628	7,468
Short-term	23,394	20,230	10,095	32,057	36,703
Long-term	18,453	19,767	18,467	17,661	15,126
Trading with securities and derivatives	**2,995**	**1,172**	**1,045**	**678**	**1,661**
Creditor balances under repurchase agreement transactions	107	225	232	202	251
Securities to be delivered in loan transactions	1,890	0	0	12	1,095
Trading with financial securities and derivatives	998	943	811	459	304
Unassigned securities to be settled	0	4	2	5	11
Other payables	**6,474**	**6,761**	**7,777**	**7,163**	**21,547**
Income tax and profit sharing, payable	488	544	236	304	484
Sundry debtors and other payables	5,986	6,217	7,541	6,859	21,063
Outstanding subordinated debentures	**5,545**	**5,348**	**5,523**	**5,224**	**5,427**
Deferred credits	**43**	**42**	**1,774**	**46**	**45**
Other deferred credits	**43**	**42**	**1,774**	**46**	**45**
TOTAL LIABILITIES	**388,772**	**380,240**	**409,698**	**390,670**	**408,998**
Paid-in capital	**32,784**	**32,785**	**31,887**	**31,887**	**31,889**
Capital stock	15,003	15,003	16,680	16,680	16,681
Additional paid-in capital	17,781	17,782	15,207	15,207	15,208
Convertible subordinated debentures	0	0	0	0	0
Earned capital	**11,498**	**13,084**	**14,765**	**16,688**	**18,421**
Capital reserves	8,489	8,491	4,255	4,254	4,254
Retained earnings	4,634	4,409	11,063	9,237	9,236
Unrealized result from valuation of for-sale securities	(2,144)	(2,125)	(2,212)	(226)	(237)
Result from translation of foreign operations	25	30	0	0	0
Effect of equity restatement	(3,616)	(3,613)	0	0	0
Result from holding non-monetary assets	(574)	(551)	0	21	67
Net income	4,684	6,443	1,659	3,402	5,101
Total majority shareholders' equity	**44,282**	**45,869**	**46,652**	**48,575**	**50,310**
Minority interest in subsidiaries	455	487	354	391	482
Minority interest in capital notes	5,324	5,334	5,449	5,258	5,507
TOTAL SHAREHOLDERS' EQUITY	**50,061**	**51,690**	**52,455**	**54,224**	**56,299**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**438,833**	**431,930**	**462,153**	**444,894**	**465,297**

BANKING BUSINESS AND SUBSIDIARIES

BALANCE SHEET (Memorandum Accounts)

Expressed in terms of purchasing power as of September 2003

BBVA Bancomer Banking Business **Memorandum accounts** Millions of pesos	
Guarantess granted	38
Irrevocable lines of credit granted	9,761
Assets in trust or under mandate	367,767
Assets in custody or under administration	48,224
Other contingent liabilities	2,533
Amounts committed in transactions with Fobaproa/IPAB	37,578
Investment banking transactions on behalf of third parties, net	19,407
	485,309
Securities receivable under resale agreements	167,648
Less resale transactions	167,434
	213
Repurchase transactions	105,735
Less securities deliverable under repurchase agreements	105,928
	(193)

Grupo Financiero
BBVA Bancomer

BANKING BUSINESS AND SUBSIDIARIES
BALANCE SHEET

Expressed in terms of purchasing power as of September 2003

Millions of pesos	Bancomer	Bancomer Servicios
Cash and due from banks	80,040	44
Investments in securities	**94,508**	**3,597**
Securities for trading	47,370	3,431
Securities for sale	5,733	166
Securities held to maturity	41,405	0
Trading with securities and derivatives	**327**	**9**
Debtor balances under repurchase agreement transactions	275	9
Trading with financial securities and derivatives	38	0
Unassigned securities to be settled	14	0
Performing loans	**238,332**	**0**
Commercial loans	65,043	0
Financial institution loans	1,539	0
Consumer loans	23,061	0
Mortgage loans	36,793	0
Government loans	32,182	0
Fobaproa or IPAB loans	79,714	0
Non-performing loans	**9,346**	**0**
Commercial loans	2,427	0
Financial institution loans	2	0
Consumer loans	1,340	0
Mortgage loans	5,577	0
Total loans, gross	**247,678**	**0**
Loan-loss provisions	(11,187)	0
Total loans, net	**236,491**	**0**
Other receivables, net	6,014	262
Repossessed assets, net	2,737	228
Fixed assets, net	14,371	49
Permanent equity investments	1,874	89
Deferred taxes, net	19,874	2,285
Other assets	**2,704**	**0**
Other assets, deferred charges and intangibles	1,114	0
Goodwill	1,590	0
TOTAL ASSETS	**458,940**	**6,563**
Deposits	**321,065**	**0**
Demand deposits	147,078	0
Time deposits	173,987	0
Interbank and other loans	**59,297**	**0**
Loans on demand	7,468	0
Short-term loans	36,703	0
Long-term loans	15,126	0
Trading with securities and derivatives	**1,670**	**4**
Creditor balances under repurchase agreement transactions	260	4
Securities to be delivered in loan transactions	1,095	0
Trading with financial securities and derivatives	304	0
Unassigned securities to be settled	11	0
Other payables	**20,695**	**1,000**
Income tax and profit sharing, payable	484	0
Sundry debtors and other payables	20,211	1,000
Outstanding subordinated debentures	**5,427**	**0**
Deferred credits	**30**	**15**
TOTAL LIABILITIES	**408,184**	**1,019**
Paid-in capital	**27,499**	**4,390**
Capital stock	12,315	4,366
Additional paid-in capital	15,184	24
Earned capital	**17,268**	**1,154**
Capital reserves	3,800	454
Retained earnings	9,252	(15)
Unrealized result from valuation of securities for sale	(237)	0
Result from holding non-monetary assets	71	(4)
Net income	4,382	719
Majority shareholders' equity	**44,767**	**5,544**
Minority interest in capital notes	5,507	0
Minority interest in subsidiaries	482	0
TOTAL SHAREHOLDERS' EQUITY	**50,756**	**5,544**

BANKING BUSINESS AND SUBSIDIARIES
INCOME STATEMENT

Expressed in terms of purchasing power as of September 2003

BBVA Bancomer Banking Business and Subsidiaries Income statement Millions of pesos	3Q 2002	4Q 2002	1Q 2003	2Q 2003	3Q 2003	9M 2002	9M 2003
Interest income	12,403	13,460	13,456	12,302	10,807	36,476	36,565
Interest expense	(7,569)	(8,481)	(8,511)	(7,118)	(5,911)	(22,734)	(21,540)
Net interest income before monetary gain (loss)	**4,834**	**4,979**	**4,945**	**5,184**	**4,896**	**13,742**	**15,025**
Monetary gain (loss) (net interest income)	198	273	141	44	34	703	219
Net interest income	**5,032**	**5,252**	**5,086**	**5,228**	**4,930**	**14,445**	**15,244**
Loan-loss provisions	(699)	(791)	(1,025)	(1,081)	(1,077)	(1,964)	(3,183)
Net interest income after loan-loss provisions	**4,333**	**4,461**	**4,061**	**4,147**	**3,853**	**12,481**	**12,061**
Non-interest income	**3,119**	**3,142**	**3,210**	**3,777**	**3,649**	**9,764**	**10,636**
Fee and commission income	3,711	3,478	3,644	3,490	4,141	10,260	11,275
Fee and commission expense	(505)	(450)	(436)	(464)	(492)	(1,383)	(1,392)
Fee and commission income, net	3,206	3,028	3,208	3,026	3,649	8,877	9,883
Trading income	(87)	114	2	751	0	887	753
Total operating revenues	**7,452**	**7,603**	**7,271**	**7,924**	**7,502**	**22,245**	**22,697**
Non-interest expense	(4,592)	(4,605)	(4,469)	(4,611)	(4,656)	(13,944)	(13,736)
Operating income	**2,860**	**2,998**	**2,802**	**3,313**	**2,846**	**8,301**	**8,961**
Other income (expenses), net	(23)	(16)	(142)	(351)	(21)	(227)	(514)
Monetary gain (loss) (other)	(134)	(259)	(239)	(211)	(110)	(612)	(560)
Income before income tax and profit sharing	**2,703**	**2,723**	**2,421**	**2,751**	**2,715**	**7,462**	**7,887**
Current income tax and profit sharing	(201)	(83)	(193)	(85)	(207)	(463)	(485)
Deferred income tax and profit sharing	(620)	(777)	(428)	(861)	(663)	(1,784)	(1,952)
***Income before share in net income (loss) of non-consolidated* subsidiaries and associates**	**1,882**	**1,863**	**1,800**	**1,805**	**1,845**	**5,215**	**5,450**
Share in net income (loss) of non-consolidated subsidiaries and associates	(127)	(72)	(58)	(23)	(56)	(331)	(137)
Income from ongoing operations	**1,755**	**1,791**	**1,742**	**1,782**	**1,789**	**4,884**	**5,313**
Discontinued operations, extraordinary items and changes in accounting standards, net	0	0	0	0	0	0	0
Income before minority interest	**1,755**	**1,791**	**1,742**	**1,782**	**1,789**	**4,884**	**5,313**
Minority interest	(87)	(32)	(83)	(38)	(91)	(200)	(212)
Net income	**1,668**	**1,759**	**1,659**	**1,744**	**1,698**	**4,684**	**5,101**

The above table includes the following accounting registries from the sale of a stake in Far-Ben carried out in 2Q02:

Income statement	Amount
Monetary gain (loss)	(125)
Valuation	(258)
Deferred taxes	164
Total net change	(219)

Shareholders' equity	Amount
Monetary gain (loss)	125
Valuation	258
Deferred taxes	(91)
Income	(219)
Total net change	74

In order to facilitate the comparative analysis of ongoing operations, an Income Statement for Grupo Financiero BBVA Bancomer and Subsidiaries, adjusted for the aforementioned registries, is presented on the following page with the net effect registered as an Extraordinary Item.

Grupo Financiero
BBVA Bancomer

BANKING BUSINESS AND SUBSIDIARIES
INCOME STATEMENT

Expressed in terms of purchasing power as of September 2003

AJUSTED FOR THE ACCOUNTING REGISTRIES FROM THE SALE OF "FOR SALE SECURITIES" DESCRIBED ON THE PREVIOUS PAGE

BBVA Bancomer Banking Business Income statement Millions of pesos	3Q 2002	4Q 2002	1Q 2003	2Q 2003	3Q 2003	9M 2002	9M 2003
Interest income	12,403	13,460	13,456	12,302	10,807	36,476	36,565
Interest expense	(7,569)	(8,481)	(8,511)	(7,118)	(5,911)	(22,734)	(21,540)
Net interest income before monetary gain (loss)	**4,834**	**4,979**	**4,945**	**5,184**	**4,896**	**13,742**	**15,025**
Monetary gain (loss) (net interest income)	198	273	141	44	34	703	219
Net interest income	**5,032**	**5,252**	**5,086**	**5,228**	**4,930**	**14,445**	**15,244**
Loan-loss provisions	(699)	(791)	(1,025)	(1,081)	(1,077)	(1,964)	(3,183)
Net interest income after loan-loss provisions	**4,333**	**4,461**	**4,061**	**4,147**	**3,853**	**12,481**	**12,061**
Non-interest income	**3,119**	**3,142**	**3,210**	**3,777**	**3,649**	**10,023**	**10,636**
Fee and commission income	3,711	3,478	3,644	3,490	4,141	10,260	11,275
Fee and commission expense	(505)	(450)	(436)	(464)	(492)	(1,383)	(1,392)
Fee and commission income, net	3,206	3,028	3,208	3,026	3,649	8,877	9,883
Trading income	(87)	114	2	751	0	1,146	753
Total operating revenues	**7,452**	**7,603**	**7,271**	**7,924**	**7,502**	**22,504**	**22,697**
Non-interest expense	(4,592)	(4,605)	(4,469)	(4,611)	(4,656)	(13,944)	(13,736)
Operating income	**2,860**	**2,998**	**2,802**	**3,313**	**2,846**	**8,560**	**8,961**
Other income and expenses, net	(23)	(16)	(142)	(351)	(21)	(227)	(514)
Monetary gain (loss) (other)	(134)	(259)	(239)	(211)	(110)	(489)	(560)
Income before income tax and profit sharing	**2,703**	**2,723**	**2,421**	**2,751**	**2,715**	**7,844**	**7,887**
Current income tax and profit sharing	(201)	(83)	(193)	(85)	(207)	(463)	(485)
Deferred income tax and profit sharing	(620)	(777)	(428)	(861)	(663)	(1,947)	(1,952)
Income before share in net income (loss) of non-consolidated subsidiaries and associates	**1,882**	**1,863**	**1,800**	**1,805**	**1,845**	**5,434**	**5,450**
Share in net income (loss) of non-consolidated subsidiaries and associates	(127)	(72)	(58)	(23)	(56)	(331)	(137)
Income from ongoing operations	**1,755**	**1,791**	**1,742**	**1,782**	**1,789**	**5,103**	**5,313**
Discontinued operations, extraordinary items and changes in accounting standards, net	0	0	0	0	0	(219)	0
Income before minority interest	**1,755**	**1,791**	**1,742**	**1,782**	**1,789**	**4,884**	**5,313**
Minority interest	(87)	(32)	(83)	(38)	(91)	(200)	(212)
Net income	**1,668**	**1,759**	**1,659**	**1,744**	**1,698**	**4,684**	**5,101**

Appendix

1.Transactions with Securities and Derivatives

1.1 Repurchase Transactions

Grupo Financiero BBVA Bancomer Repurchase transactions Millions of pesos	Government	Banking	Total
Receivable securities	158,275	12,967	171,242
Receivables	(158,526)	(12,967)	(171,493)
Deliverable securities	(108,922)	(600)	(109,522)
Payables	109,193	600	109,793

1.2 Derivative Transactions

For Trading Purposes

Futures*		
Underlying	Buy	Sell
USD	118	13
Euro	96	-
MXN	75	-
JY	-	-
T BILL	121	796
M10	256	10
TIIE	61,341	308,140
Cetes	6,000	3,000
IPC	97	81
S&P	-	-

Forwards		
Underlying	Buy	Sell
USD *	1,273	1,961
Other currencies	29	-
Stocks	-	-
TIIE **	600	-
Libor **	-	-

Options **				
	Call		Put	
Underlying	Issued	Purchased	Issued	Purchased
USD	2,821	936	2,203	441
ADRs	-	1	-	1
Euro future	-	-	-	-
Interest rate	-	8,067	-	-
Swaption	2,203	-	-	-

FX Swaps*		
Currency	Receivable	Deliverable
MXN	10,458	15,356
USD	22,170	12,504
UDI	1,539	5,512
Euros	-	320

Interest rate swaps**	
MXN	300,290
USD	12,089
UDI	-

Stock swaps	
Stocks	-

** Contract amount in millions of pesos*

*** Reference amount in millions of pesos*

For Hedging Purposes

Forwards*		
Underlying	Buy	Sell
USD	67,189	105,272
Stocks	-	-

Options **				
	Call		Put	
Underlying	Issued	Purchased	Issued	Purchased
USD	-	-	-	-
Interest rate	-	102	-	-

FX Swaps *		
Currency	Receivable	Deliverable
MXN	18,947	-
USD	-	18,596
Other currencies	-	838

Interest rate swaps **	
MXN	13,600
USD	4,405
UDI	144

** Contract amount in millions of pesos*

*** Reference amount in millions of pesos*

2. Value at Risk

2.1 Trading Securities

Grupo Financiero BBVA Bancomer Value at risk, trading securities Millions of pesos	3Q 2002	2Q 2003	3Q 2003
1 day VaR	128	98	112
10 day VaR	386	296	349

Grupo Financiero BBVA Bancomer Value at risk, trading securities Millions of pesos	1 day VaR	10 day VaR
Fixed income	111	348
Equities	6	20
Foreign exchange	10	32
Average	**112**	**349**

2.2 For-sale Securities

Grupo Financiero BBVA Bancomer Value at risk, for-sale securities Millions of pesos	3Q 2002	2Q 2003	3Q 2003
1 day VaR	83	60	56
10 day VaR	169	145	149

Grupo Financiero BBVA Bancomer Value at risk, for-sale securities Millions of pesos	1 day VaR	10 day VaR
Fixed income	4	11
Equities	56	149
Average	**56**	**149**

3. Trading Income

Grupo Financiero BBVA Bancomer Trading income Millions of pesos	Income 9M03 valuation	Income 9M03 trading	TOTAL
Investments in securities	**105**	**687**	**792**
Equities	7	(83)	**(76)**
Fixed income	98	770	**868**
Repo transactions	**88**	(68)	**20**
Derivative transactions	**246**	**(901)**	**(655)**
Total	**439**	**(282)**	**157**

4. Debt

Grupo Financiero BBVA Bancomer Interbank and other loans Millions of pesos	3Q 2002	4Q 2002	1Q 2003	2Q 2003	3Q 2003
Local currency	**28,271**	**27,280**	**14,898**	**36,600**	**48,690**
Rate	7%	8%	8%	6%	5%
Foreign currency	**13,576**	**14,867**	**13,665**	**15,746**	**10,607**
Rate	5%	4%	4%	4%	4%
Total	**41,847**	**42,147**	**28,563**	**52,346**	**59,297**
Rate	7%	7%	6%	5%	5%

5. Capitalization

Grupo Financiero BBVA Bancomer Risk-weighted assets Millions of pesos	Banking Business Risk-weighted assets	Banking Business Capital required	Bancomer Risk-weighted assets	Bancomer Capital required	Bancomer Servicios Risk-weighted assets	Bancomer Servicios Capital required
Credit risk-weighted assets	**176,164**	**14,093**	**173,979**	**13,918**	**2,185**	**175**
Group I (weighted at 0%)						
Group II (weighted at 20%)	**12,630**	**1,010**	11,931	954	699	56
Group III (weighted at 100%)	**163,534**	**13,083**	162,048	12,964	1,486	119
Market risk-weighted assets	**71,448**	**5,716**	**71,207**	**5,697**	**241**	**19**
Local currency and nominal rate transactions	**48,303**	**3,864**	48,062	3,845	241	19
Local currency and real rate transactions or in UDIs	**1,245**	**100**	1,245	100		
Interest rate transactions in foreign currency at nominal rate	**8,372**	**670**	8,372	670		
Positions in UDIS or yield indexed to inflation	**21**	**2**	21	2		
Positions in foreign currencies or yield indexed to exchange rate	**1,368**	**109**	1,368	109		
Positions in equity or yield indexed to stock prices	**12,139**	**971**	12,139	971		
Total credit and market risk	**247,612**	**19,809**	**245,186**	**19,615**	**2,426**	**194**

Grupo Financiero BBVA Bancomer Net capital Millions of pesos	Banking Business	Bancomer	Bancomer Servicios
Tier 1 capital	**33,394**	**29,287**	**4,107**
Shareholders' equity	50,313	44,768	5,545
Subordinated debentures and capitalization securities	3,820	3,820	
Deductions for investments in subordinated securities			
Deductions for investments in equity in financial entities	(3,983)	(3,910)	(73)
Deductions for investments in equity in non-financial entities	(1,067)	(912)	(155)
Deductions for financing granted to purchase equity of the Bank or Group entities			
Deductions for deferred taxes	(13,411)	(12,201)	(1,210)
Organizational expenses and other intangibles	(2,275)	(2,275)	
Other assets	(3)	(3)	
Tier 2 capital	**5,613**	**5,613**	**0**
Debentures and capitalization securities	3,740	3,740	
General loan-loss reserves	1,873	1,873	
Deductions for subordinated securities			
Net capital	**39,007**	**34,900**	**4,107**

6. Subordinated Debentures

Grupo Financiero BBVA Bancomer Liabilities Millions of pesos	Balance 3Q03	Expiration date	Rate
BANCOMER-98 non convertible	2,500	28-Sep-06	TIIE28
BANCOMER-DLLS non convertible	1,102	21-Jun-04	LIBOR + 4
BANCOMER-DLLS non convertible	286	28-Mar-04	LIBOR + 4
BANCOMER-DLLS non convertible	1,267	15-May-04	LIBOR + 3.5
BANCOMER-DLLS non convertible	110	29-May-04	LIBOR + 3.5
Interest accrued	162		
Total	5,427		

7. Debt Ratings

BBVA Bancomer Debt ratings	Long-term		Short-term		National scale
	Pesos	Foreign currency	Pesos	Foreign currency	
Standard & Poor's	BBB	BBB-	A-2	A-3	N.A.
Moody's	A1	A3*	P-1	P-2	Aaa.mx
Fitch	BBB	BBB-	F2	F3	AAA (mex)

** Bond rating.*

8. GFBB stake in subsidiaries

Grupo Financiero BBVA Bancomer Equity stake	3Q 2002	4Q 2002	1Q 2003	2Q 2003	3Q 2003
Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Servicios	99.99%	99.99%	99.99%	99.99%	99.99%
Casa de Bolsa Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Fianzas Probursa	99.99%	99.99%	99.99%	99.99%	99.99%
Seguros Bancomer	75.01%	75.01%	75.01%	75.01%	75.01%
Pensiones Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Preventis	75.01%	75.01%	75.01%	75.01%	75.01%
Factoraje Probursa (1)	99.99%	99.99%	99.99%	99.99%	99.99%
Casa de Cambio Probursa (1)	89.56%	89.56%	89.56%	89.56%	89.56%
GFB Servicios	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Servicios Administrativos	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Gestión	99.99%	99.99%	99.99%	99.99%	99.99%

(1) In process of liquidation.

Contacts

Yvonne Ochoa Rosellini
Adrian Magaña Cobos
Tel. (5255) 5621-5875
Tel. (5255) 5621-5721
Fax. (5255) 5621-3384
www.bancomer.com
investor_relations@bancomer.com

www.bancomer.com
investor_relations@bancomer.com
Tel. (5255) 5621-5875
Tel. (5255) 5621-7119
Fax. (5255) 5621-3384

Grupo Financiero
BBVA Bancomer

BMV	OTC	PORTAL	LATIBEX	INFOSEL	BLOOMBERG	REUTERS
GFBBB	GFBVY	GFBWY	XGFBB	GFBBB	GFBBB MM	GFBBB.MX

Resultados 3T03

29 de octubre de 2003

Contenido

Resultados Sobresalientes

Grupo Financiero BBVA Bancomer (GFBB)

- Utilidad neta de Ps. 1,830 millones en 3T03, 2.8% mayor a 3T02, y de Ps. 5,451 millones en 9M03, 9.8% por encima de 9M02
- Margen financiero neto antes de repomo de Ps. 4,922 millones en 3T03 y Ps. 15,132 millones en 9M03, 1.3% mayor a 3T02 y 9.5% por encima de 9M02, respectivamente
- Ingreso neto por comisiones y tarifas de Ps. 3,812 millones en 3T03, 14.6% mayor a 3T02, y de Ps. 10,292 millones en 9M03, 11.1% mayor a 9M02
- Gasto de administración y promoción de Ps. 4,742 millones en 3T03, 1.6% mayor a 3T02, y de Ps. 13,980 millones en 9M03, 1.6% menor a 9M02
- Indice de eficiencia de 54.1% en 3T03 comparado con 56.3% en 3T02 y de 53.0% en 9M03, menor a 57.0% en 9M02
- Margen financiero neto de 4.7% en 3T03 y de 4.9% en 9M03, éste último 9 puntos base mayor a 9M02
- Cartera al sector privado sin fideicomisos UDIs crece 1.5% y cartera comercial en pesos 4.3% en 3T03
- Cartera de consumo crece 6.5% y 16.8% en 3T03, comparado con 2T03 y 3T02, respectivamente
- Fondos administrados en sociedades de inversión de deuda incrementaron 11.3% o Ps. 6,797 millones en 3T03 comparado con 3T02
- Captación a plazo de red crece Ps. 4,344 millones en 3T03, equivalente a 3.0%

Compañías Subsidiarias del Grupo

- Utilidad neta del Negocio Bancario de Ps. 1,698 millones en 3T03 y de Ps. 5,101 millones en 9M03, 1.8% y 8.9% mayor a 3T02 y 9M02, respectivamente
- Indice de capitalización del Negocio Bancario en 3T03 fue 15.8%, con un índice de capital básico de 13.5%
- Seguros registró utilidad neta de Ps. 290 millones en 9M03, 41.9% superior al mismo período del año anterior
- Pensiones reportó utilidad neta de Ps. 137 millones en 9M03, en línea con 9M02
- Casa de Bolsa registró utilidad de Ps. 83 millones en 9M03, 12.2% superior a 9M02
- Bancomer Gestión reportó utilidad neta de Ps. 71 millones en 9M03, un crecimiento interanual de 4.4%

Compañías Subsidiarias del Banco

- Afore registró utilidad de Ps. 849 millones en 9M03, 6.3% por encima del mismo período del año anterior
- Bancomer Transfer Services reportó utilidad de Ps. 97 millones en 9M03, un crecimiento de 30.5% contra 9M02

Utilidad Neta Grupo (Ps. millones)


4,965
5,451
1,780
1,841
1,743
1,878
1,830
9M02
9M03
3T02
4T02
1T03
2T03
3T03

Utilidad por Acción Grupo (Ps.)


0.54
0.59
0.19
0.20
0.19
0.20
0.20
9M02
9M03
3T02
4T02
1T03
2T03
3T03

ROAE Grupo (% Anualizado)


13.7
13.1
14.2
14.2
13.0
13.5
12.7
9M02
9M03
3T02
4T02
1T03
2T03
3T03

ROAA Grupo (% Anualizado)


1.5
1.6
1.6
1.7
1.5
1.6
1.6
9M02
9M03
3T02
4T02
1T03
2T03
3T03

Indice de Capitalización (%)


12.8
13.1
14.1
15.2
15.8
3.1
3.2
3.1
2.6
2.3
9.7
9.9
11.0
12.6
13.5
3T02
4T02
1T03
2T03
3T03
Básico
Complementario

Con base en reglas vigentes a partir de enero de 2003.

Resumen de Resultados

Para facilitar el seguimiento comparativo del negocio recurrente, el análisis del Estado de Resultados de Grupo Financiero BBVA Bancomer y Subsidiarias presentado en este documento se elaboró con base en los Estados de Resultados ajustados por los efectos de la operación de venta de la participación accionaria en Far-Ben en 2T02 presentados en la página 22.

Grupo Financiero BBVA Bancomer Utilidad neta Millones de pesos	3T 2002	4T 2002	1T 2003	2T 2003	3T 2003	9M 2002	9M 2003	3T03/ 2T03	3T03/ 3T02	9M03/ 9M02
Grupo Financiero BBVA Bancomer	**1,780**	**1,841**	**1,743**	**1,878**	**1,830**	**4,965**	**5,451**	**(2.6%)**	**2.8%**	**9.8%**
Resultado de la controladora	(45)	(50)	(42)	(38)	(56)	(135)	(136)	47.4%	24.4%	0.7%
Negocio Bancario	1,668	1,758	1,658	1,745	1,698	4,684	5,101	(2.7%)	1.8%	8.9%
Sector Seguros [1]	141	135	127	141	155	346	423	9.9%	9.9%	22.3%
Casa de Bolsa Bancomer	19	4	11	39	33	74	83	(15.4%)	73.7%	12.2%
Bancomer Gestión	23	21	20	25	26	68	71	4.0%	13.0%	4.4%
Interés minoritario y otros [2]	(26)	(27)	(31)	(34)	(26)	(72)	(91)	(23.5%)	0.0%	26.4%

(1) Incluye el resultado de Seguros Bancomer, Pensiones Bancomer y Preventis.

(2) Incluye el interés minoritario de Seguros Bancomer y el resultado de Fianzas Probursa.

Grupo Financiero BBVA Bancomer Resumen financiero Millones de pesos	3T 2002	4T 2002	1T 2003	2T 2003	3T 2003	9M 2002	9M 2003	3T03/ 2T03	3T03/ 3T02	9M03/ 9M02
ESTADO DE RESULTADOS										
Margen financiero antes de resultado por posición monetaria	4,857	5,005	4,978	5,232	4,922	13,815	15,132	(5.9%)	1.3%	9.5%
Margen financiero ajustado por riesgos crediticios	4,334	4,454	4,074	4,189	3,862	12,492	12,125	(7.8%)	(10.9%)	(2.9%)
Comisiones y tarifas, neto	3,326	3,136	3,317	3,163	3,812	9,265	10,292	20.5%	14.6%	11.1%
Resultado por intermediación	(71)	146	23	753	10	1,210	786	(98.7%)	n.a.	(35.0%)
Ingresos totales de la operación	**7,589**	**7,736**	**7,414**	**8,105**	**7,684**	**22,967**	**23,203**	**(5.2%)**	**1.3%**	**1.0%**
Gastos de administración y promoción	(4,667)	(4,719)	(4,557)	(4,681)	(4,742)	(14,203)	(13,980)	1.3%	1.6%	(1.6%)
Resultado de la operación	**2,922**	**3,017**	**2,857**	**3,424**	**2,942**	**8,764**	**9,223**	**(14.1%)**	**0.7%**	**5.2%**
Resultado por operaciones continuas	1,864	1,876	1,827	1,915	1,921	5,382	5,663	0.3%	3.1%	5.2%
Utilidad neta	**1,780**	**1,841**	**1,743**	**1,878**	**1,830**	**4,965**	**5,451**	**(2.6%)**	**2.8%**	**9.8%**

Grupo Financiero BBVA Bancomer Resumen financiero Millones de pesos	Sep 2002	Dic 2002	Mzo 2003	Jun 2003	Sep 2003	Mzo-Jun 2003	Jun-Sep 2003	Jun-Sep 2002	Sep-Sep 2002-2003
BALANCE GENERAL									
Disponibilidades	56,070	72,879	62,665	60,948	80,116	(2.7%)	31.4%	(16.0%)	42.9%
Inversiones en valores y operaciones con derivadas	80,225	65,156	112,195	97,025	99,144	(13.5%)	2.2%	5.6%	23.6%
Total cartera de crédito vigente	241,075	241,664	235,065	236,759	238,327	0.7%	0.7%	(3.6%)	(1.1%)
Total cartera de crédito vencida	12,055	11,191	12,166	11,097	9,346	(8.8%)	(15.8%)	(3.6%)	(22.5%)
Total cartera de crédito	253,130	252,855	247,231	247,856	247,673	0.3%	(0.1%)	(3.6%)	(2.2%)
Estimación preventiva para riesgos crediticios	(13,076)	(12,621)	(12,251)	(12,108)	(11,187)	(1.2%)	(7.6%)	(2.8%)	(14.4%)
Total cartera de crédito, neta	240,054	240,234	234,980	235,748	236,486	0.3%	0.3%	(3.7%)	(1.5%)
Impuestos diferidos, neto	25,164	24,517	24,122	23,002	22,354	(4.6%)	(2.8%)	(2.0%)	(11.2%)
Otros activos	43,096	34,527	33,549	33,637	33,248	0.3%	(1.2%)	13.4%	(22.9%)
Total activo	**444,609**	**437,313**	**467,511**	**450,360**	**471,348**	**(3.7%)**	**4.7%**	**(2.4%)**	**6.0%**
Captación de vista y plazo	330,636	323,020	363,174	323,332	319,571	(11.0%)	(1.2%)	(0.9%)	(3.3%)
Préstamos interbancarios y de otros organismos	41,847	42,147	28,563	52,346	59,297	83.3%	13.3%	(16.5%)	41.7%
Obligaciones subordinadas en circulación	5,545	5,348	5,523	5,224	5,427	(5.4%)	3.9%	(18.0%)	(2.1%)
Otros pasivos	9,701	8,216	9,995	7,289	22,672	(27.1%)	211.0%	(1.3%)	133.7%
Total pasivo	**387,729**	**378,731**	**407,255**	**388,191**	**406,967**	**(4.7%)**	**4.8%**	**(3.2%)**	**5.0%**
Total capital contable	**56,880**	**58,582**	**60,256**	**62,169**	**64,381**	**3.2%**	**3.6%**	**3.3%**	**13.2%**

Resumen de la Acción e Indicadores del Negocio

Grupo Financiero BBVA Bancomer Resumen de la acción	3T 2002	4T 2002	1T 2003	2T 2003	3T 2003	9M 2002	9M 2003	3T03/ 2T03	3T03/ 3T02	9M03/ 9M02
INFORMACIÓN POR ACCIÓN										
Utilidad neta por acción (UPA) (pesos nominales)	0.18	0.19	0.19	0.20	0.20	0.52	0.59	(1.8%)	7.0%	13.9%
Utilidad neta por acción (UPA) (pesos constantes)	0.19	0.20	0.19	0.20	0.20	0.54	0.59	(2.5%)	2.8%	9.4%
Utilidad neta por acción doce meses (UPA 12m) (pesos constantes por período)	0.67	0.72	0.73	0.77	0.79	0.67	0.79	1.4%	16.5%	16.5%
Valor en libros por acción (VL) (pesos nominales)	5.29	5.57	5.81	6.05	6.29	5.29	6.29	4.1%	18.9%	18.9%
Valor en libros por acción (VL) (pesos constantes)	5.51	5.69	5.87	6.09	6.29	5.51	6.29	3.3%	14.3%	14.3%
Acciones totales en circulación con dilución [1] (millones, fin de período)	9,277	9,277	9,277	9,277	9,277	9,277	9,277	0.0%	0.0%	0.0%
Precio de cierre	7.29	7.91	8.28	8.83	9.61	7.29	9.61	8.8%	31.8%	31.8%
Capitalización de mercado (millones de pesos nominales)	67,629	73,381	76,814	81,916	89,152	67,629	89,152	8.8%	31.8%	31.8%
Volumen operado diario promedio (millones de títulos)	10.4	7.0	7.7	8.9	10.8	12.1	9.2	20.7%	3.6%	(24.4%)
Importe operado diario promedio (millones de pesos nominales)	81.0	53.4	64.0	80.0	97.0	106.0	80.7	21.2%	19.8%	(23.8%)
Precio cierre / UPA 12m (pesos constantes por período) (P/U)	10.8	11.0	11.3	11.4	12.2	10.8	12.2	7.3%	13.2%	13.2%
Precio cierre / VL (pesos nominales) (P/VL)	1.4	1.4	1.4	1.5	1.5	1.4	1.5	4.6%	10.8%	10.8%
INFORMACIÓN POR ADR										
Acciones ordinarias Serie B por cada ADR	20	20	20	20	20	20	20	n.a.	n.a.	n.a.
Utilidad neta por ADR (dólares) (UPADR)	0.37	0.38	0.34	0.39	0.36	1.08	1.10	(6.3%)	(1.7%)	1.9%
Valor en libros por ADR (dólares) (VLADR)	10.35	10.66	10.77	11.59	11.43	10.35	11.43	(1.4%)	10.5%	10.5%

(1) A partir de mayo de 2002 las acciones en circulación y las acciones con dilución son las mismas. Cálculos con base en acciones promedio del período.

Grupo Financiero BBVA Bancomer Indicadores del negocio	3T 2002	4T 2002	1T 2003	2T 2003	3T 2003	9M 2002	9M 2003
INDICADORES DE INFRAESTRUCTURA							
Sucursales	1,676	1,665	1,658	1,645	1,643	1,676	1,643
Cajeros automáticos	3,721	3,752	3,772	3,771	3,875	3,721	3,875
Empleados							
Grupo Financiero	29,330	29,078	28,642	28,635	28,613	29,330	28,613
Negocio Bancario	25,902	25,704	25,307	25,274	25,146	25,902	25,146
INDICADORES DE RENTABILIDAD (%)							
Margen financiero neto (anualizado)	5.1	5.4	5.0	5.1	4.7	4.8	4.9
Indice de eficiencia (gasto / ingresos totales de la operación, excluyendo provisiones)	56.3	55.3	54.0	51.0	54.1	57.0	53.0
Comisiones y tarifas, neto / gastos de administración y promoción	71.3	66.4	72.8	67.6	80.4	65.2	73.6
Rendimiento sobre capital promedio (ROAE)	14.2	14.2	13.0	13.5	12.7	13.7	13.1
Rendimiento sobre activos promedio (ROAA)	1.6	1.7	1.5	1.6	1.6	1.5	1.6
Indice de capitalización básico	9.7	9.9	11.0	12.6	13.5	9.7	13.5
Indice de capitalización total	12.8	13.1	14.1	15.2	15.8	12.8	15.8
INDICADORES DE CALIDAD DE ACTIVOS (%)							
Indice de cartera vencida bruta, incluyendo Fobaproa [1]	4.8	4.4	4.9	4.5	3.8	4.8	3.8
Indice de cartera vencida bruta, excluyendo Fobaproa [1]	7.0	6.5	7.3	6.6	5.6	7.0	5.6
Cobertura de cartera vencida [1]	108.5	112.8	100.7	109.1	119.7	108.5	119.7
Cargo a resultados por provisiones (anualizado) / cartera total promedio, excluyendo Fobaproa	1.6	1.8	2.4	2.6	2.6	1.5	2.5

(1) A partir de 2003 la cartera hipotecaria se clasifica como vencida a los 90 días de impago en lugar de a los 150 días. Para más detalle, ver discusión sobre "Calidad de activos."

Vencimiento de la opción de venta de acciones de Grupo Financiero BBVA Bancomer a BBVA

El pasado 30 de septiembre Grupo Financiero BBVA Bancomer fue informado a través de Banco Bilbao Vizcaya Argentaria (BBVA), que los accionistas con los que firmó BBVA el *convenio de fusión con Grupo Financiero* Bancomer en el año 2000, decidieron venderle acciones que representan aproximadamente el 3.75% del capital social de GFBB a un precio por acción de Ps. 8.9983.

Con esta transacción venció por completo la opción de venta negociada entre BBVA y los accionistas originales de Grupo Financiero Bancomer.

Bancomer impulsa la actividad de las pequeñas y medianas empresas en México

El pasado 22 de julio Bancomer, la Secretaría de Economía y el Fondo de Apoyo para el Acceso a Financiamiento de las Micro, Pequeñas y Medianas *Empresas (Fundes) acordaron renovar el convenio del* programa denominado *Crédito a Negocios.*

El objetivo del convenio es financiar a 3,000 Pequeñas y *Medianas Empresas (PYMES) y personas con actividad* empresarial a lo largo de los siguientes nueve meses. Esto se suma a los 5,000 créditos ya otorgados a dicho segmento en el último año.

Los créditos son sencillos de contratar y prácticos. El monto del préstamo abarca desde Ps. 75,000 y hasta Ps. 500,000, a tasa variable o fija, y con plazos flexibles. No requiere una garantía hipotecaria, no existe penalización por prepago y el tiempo de contratación es en promedio de 16 días. Adicionalmente, se puede disponer de los *fondos y realizar transferencias a través de* Internet.

Actualmente las PYMES representan 42% del Producto Interno Bruto (PIB) y emplean el 57% de la fuerza laboral *del país, por lo que representan un sector crucial para el* crecimiento de la economía.

Con este acuerdo, Bancomer brinda un verdadero apoyo a la actividad empresarial en México.

Bancomer renueva programa de papel comercial por USD 600 millones, el más grande de América Latina

El pasado agosto Bancomer emitió nuevamente un programa de papel comercial en el mercado de Estados Unidos con vencimiento en agosto de 2005. El monto del Programa se mantuvo en USD 600 millones, aunque debido a la aceptación que tuvo por parte de la *comunidad financiera internacional se logró una demanda* de participación cercana a los USD 1,000 millones. Se alcanzó una participación de 41 bancos de Europa, Asia, Medio Oriente y Norte y Sudamérica. La magnitud del programa lo sitúa como el más importante del sector privado en América Latina.

Bancomer recibió las más altas calificaciones de crédito de *A1+* y *P1* por parte de las agencias Standard & Poor's y Moody's Investors Services, respectivamente, para el programa, el cual está respaldado por una carta de crédito emitida por ING Bank N.V. y sindicada entre los 41 bancos participantes.

Con esto, Bancomer continúa diversificando las fuentes de fondeo en dólares con costos competitivos y cumple con las estrategias de financiamiento de la Tesorería por los próximos dos años.

BBVA Securities, Inc. e ING Capital LLC estructuraron la operación en forma conjunta. En el caso de BBVA Securities, el programa representa una de las operaciones *más importantes ejecutadas para una filial del Grupo* BBVA.

Se amplían las opciones de inversión a mercados extranjeros para clientes patrimoniales

Con base en un acuerdo firmado por la Bolsa Mexicana de Valores (BMV) con autoridades del mercado accionario estadounidense, los clientes de la Banca Patrimonial de Bancomer ahora pueden invertir en el índice Dow Jones a través del fondo de inversión de renta variable a largo plazo denominado *Fondo Bancomer USA (BMERUSA).*

Esto marca un cambio de gran envergadura para el mercado mexicano al ampliar las opciones de inversión *que se ofrecen a los inversionistas locales, los cuales* demandan cada vez mayor apertura para la diversificación de sus portafolios.

Bancomer lanza la colección exclusiva de medallas *El Tesoro de Cri-Cri*

Bancomer lanzó un nuevo proyecto numismático que es una colección de diez medallas de 1 onza de plata fina con personajes del conocido compositor mexicano Cri-Cri. La presentación incluye un coleccionador, un libro cancionero, un disco compacto con los temas de los personajes y un certificado de autenticidad.

La adquisición de medallas de plata representa una cobertura natural contra la fluctuación en el tipo de cambio y son un regalo diferente, perdurable y adecuado para cualquier ocasión y edad.

Adicionalmente, la exclusividad *otorgada por* Banco de México para la distribución de las mismas es una muestra de la fortaleza de la red de distribución de Bancomer y del apoyo de la Institución a la cultura mexicana y a sus personajes de mayor relevancia.

Estado de Resultados

Grupo Financiero BBVA Bancomer reportó una utilidad neta de Ps. 1,830 millones en 3T03 para alcanzar una utilidad acumulada en los primeros nueve meses del año de Ps. 5,451 millones. La utilidad neta aumentó 9.8% de 9M02 a 9M03 y, eliminando el efecto del cargo extraordinario por la venta de la participación accionaria en Far-Ben realizada en 2T02, este crecimiento sería de 5.2% en el mismo período. El desempeño positivo de los resultados se ha basado en una gestión activa del margen básico recurrente (ingreso financiero antes de repomo, comisiones y gasto), el cual creció 28.9% en el acumulado de 9M03 comparado con 9M02, principalmente impulsado por el desempeño del ingreso financiero.

Grupo Financiero BBVA Bancomer Estado de resultados Millones de pesos	3T 2002	4T 2002	1T 2003	2T 2003	3T 2003	9M 2002	9M 2003	3T03/ 2T03	3T03/ 3T02	9M03/ 9M02
Margen financiero antes de resultado por posición monetaria	4,857	5,005	4,978	5,232	4,922	13,815	15,132	(5.9%)	1.3%	9.5%
Resultado por posición monetaria	175	241	120	38	18	641	176	(52.6%)	(89.7%)	(72.5%)
Margen financiero	**5,032**	**5,246**	**5,098**	**5,270**	**4,940**	**14,456**	**15,308**	**(6.3%)**	**(1.8%)**	**5.9%**
Estimación preventiva para riesgos crediticios	(698)	(792)	(1,024)	(1,081)	(1,078)	(1,964)	(3,183)	(0.3%)	54.4%	62.1%
Margen financiero ajustado por riesgos crediticios	**4,334**	**4,454**	**4,074**	**4,189**	**3,862**	**12,492**	**12,125**	**(7.8%)**	**(10.9%)**	**(2.9%)**
Comisiones y tarifas, neto	3,326	3,136	3,317	3,163	3,812	9,265	10,292	20.5%	14.6%	11.1%
Resultado por intermediación	(71)	146	23	753	10	1,210	786	(98.7%)	n.a.	(35.0%)
Ingresos totales de la operación	**7,589**	**7,736**	**7,414**	**8,105**	**7,684**	**22,967**	**23,203**	**(5.2%)**	**1.3%**	**1.0%**
Gastos de administración y promoción	(4,667)	(4,719)	(4,557)	(4,681)	(4,742)	(14,203)	(13,980)	1.3%	1.6%	(1.6%)
Resultado de la operación	**2,922**	**3,017**	**2,857**	**3,424**	**2,942**	**8,764**	**9,223**	**(14.1%)**	**0.7%**	**5.2%**
Otros productos y gastos, neto	(33)	(4)	(145)	(362)	(22)	(226)	(529)	(93.9%)	(33.3%)	134.1%
Resultado por posición monetaria	(133)	(261)	(239)	(211)	(118)	(489)	(568)	(44.1%)	(11.3%)	16.2%
Resultado antes de ISR y PTU	**2,756**	**2,752**	**2,473**	**2,851**	**2,802**	**8,049**	**8,126**	**(1.7%)**	**1.7%**	**1.0%**
ISR y PTU causado	(214)	(84)	(210)	(115)	(210)	(524)	(535)	82.6%	(1.9%)	2.1%
ISR Y PTU diferido	(620)	(786)	(428)	(860)	(699)	(1,948)	(1,987)	(18.7%)	12.7%	2.0%
Resultado antes de participación en el resultado de subsidiarias y asociadas	**1,922**	**1,882**	**1,835**	**1,876**	**1,893**	**5,577**	**5,604**	**0.9%**	**(1.5%)**	**0.5%**
Participación en el resultado de subsidiarias y asociadas	(58)	(6)	(8)	39	28	(195)	59	(28.2%)	n.a.	n.a.
Resultado por operaciones continuas	**1,864**	**1,876**	**1,827**	**1,915**	**1,921**	**5,382**	**5,663**	**0.3%**	**3.1%**	**5.2%**
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables, neto	0	0	0	0	0	(219)	0	n.a.	n.a.	n.a.
Utilidad neta antes de interés minoritario	**1,864**	**1,876**	**1,827**	**1,915**	**1,921**	**5,163**	**5,663**	**0.3%**	**3.1%**	**9.7%**
Interés minoritario	(84)	(35)	(84)	(37)	(91)	(198)	(212)	145.9%	8.3%	7.1%
Utilidad neta	**1,780**	**1,841**	**1,743**	**1,878**	**1,830**	**4,965**	**5,451**	**(2.6%)**	**2.8%**	**9.8%**

Margen Financiero Neto

El ingreso financiero neto en 3T03 se redujo Ps. 330 millones (6.3%) debido a la combinación de varios factores:

1) El ingreso neto por crédito y captación disminuyó Ps. 267 millones en el trimestre, equivalente a 5.6%, dada una reducción en el ingreso por intereses ante la caída de 24.1% en la tasa interbancaria promedio (TIIE a 28 días) en el período.

   Lo anterior se compensó en parte por la mejora en la mezcla de fondeo, ya que el componente de depósitos a la vista creció, de 45.6% a 46.0% de la captación total, de 2T03 a 3T03. Adicionalmente, el costo de fondeo de depósitos a la vista como porcentaje de TIIE se redujo 99 puntos base en el trimestre a 10.0% de la tasa, al igual que el costo de fondeo de plazo disminuyó 347 puntos base para ubicarse en 62.7% de TIIE. Así, el costo de fondeo total ponderado como porcentaje de TIIE mejoró 318 puntos base, pasando de un equivalente de 41.5% de TIIE en 2T03, a 38.3% en 3T03.

2) El ingreso financiero neto por reportos se mantuvo alto en Ps. 299 millones en 3T03, aunque se redujo en Ps. 42 millones comparado con 2T03, debido a menores volúmenes de operación con clientes.

3) El ingreso por posición monetaria fue de Ps. 18 millones en 3T03, comparado con un ingreso por Ps. 38 millones el trimestre anterior, por lo que 6.1% de la caída del ingreso financiero neto en el trimestre es atribuible a una menor ganancia monetaria.

El margen financiero neto como porcentaje de los activos con rendimiento promedio se ubicó en 4.7% en 3T03, 36 puntos base por debajo del margen reportado en 2T03, comparado con la reducción en TIIE promedio de 159 puntos base en el mismo período.

Por su parte, el margen financiero antes de resultado monetario se ubicó en 4.9% en 9M03, 25 puntos base por encima de 9M02. Si se considera el efecto monetario, el incremento en el margen financiero neto es de 9 puntos base debido a que, por menor inflación, la utilidad monetaria se redujo Ps. 465 millones en el período. La mejora en el margen financiero se da a pesar de la reducción de la TIIE promedio 28 días que se contrajo 11.7% o 94 puntos base en el período.

Finalmente, cabe destacar que la contribución de los diferenciales en crédito contribuyeron 39.6% del margen financiero en 3T03, comparado con 25.8% en el mismo período el año anterior, debido principalmente a un acelerado crecimiento en la cartera de consumo que presenta los mayores diferenciales de rentabilidad.

Grupo Financiero BBVA Bancomer Margen financiero Millones de pesos	3T 2002	4T 2002	1T 2003	2T 2003	3T 2003	9M 2002	9M 2003	3T03/ 2T03	3T03/ 3T02	9M03/ 9M02
Ingreso financiero neto por crédito y captación	**4,399**	**4,495**	**4,762**	**4,786**	**4,519**	**12,731**	**14,067**	**(5.6%)**	**2.7%**	**10.5%**
Ingreso financiero por crédito y valores	8,141	8,455	9,018	8,010	7,302	24,095	24,330	(8.8%)	(10.3%)	1.0%
Gasto financiero por captación y fondeo	(3,742)	(3,960)	(4,256)	(3,224)	(2,783)	(11,364)	(10,263)	(13.7%)	(25.6%)	(9.7%)
Comisiones y tarifas, neto	**88**	**84**	**126**	**105**	**104**	**286**	**335**	**(1.0%)**	**18.2%**	**17.1%**
Comisiones y tarifas cobradas	88	84	126	105	104	286	335	(1.0%)	18.2%	17.1%
Comisiones y tarifas pagadas	0	0	0	0	0	0	0	n.a.	n.a.	n.a.
Ingreso financiero por reportos, neto	**370**	**426**	**90**	**341**	**299**	**798**	**730**	**(12.3%)**	**(19.2%)**	**(8.5%)**
Ingreso financiero por reportos	4,175	4,923	4,314	4,204	3,397	12,103	11,915	(19.2%)	(18.6%)	(1.6%)
Gasto financiero por reportos	(3,805)	(4,497)	(4,224)	(3,863)	(3,098)	(11,305)	(11,185)	(19.8%)	(18.6%)	(1.1%)
Ingreso financiero antes de repomo	**4,857**	**5,005**	**4,978**	**5,232**	**4,922**	**13,815**	**15,132**	**(5.9%)**	**1.3%**	**9.5%**
Resultado por posición monetaria	175	241	120	38	18	641	176	(52.6%)	(89.7%)	(72.5%)
Ingreso financiero neto	**5,032**	**5,246**	**5,098**	**5,270**	**4,940**	**14,456**	**15,308**	**(6.3%)**	**(1.8%)**	**5.9%**
Promedio de activos con rendimiento	396,556	390,662	407,847	415,748	419,839	398,346	413,843	1.0%	5.9%	3.9%
Margen financiero neto anualizado antes repomo (%)	**4.9**	**5.1**	**4.9**	**5.0**	**4.7**	**4.6**	**4.9**	**(6.8%)**	**(4.3%)**	**5.4%**
Margen financiero neto anualizado (%)	**5.1**	**5.4**	**5.0**	**5.1**	**4.7**	**4.8**	**4.9**	**(7.2%)**	**(7.3%)**	**1.9%**


8.1%
4.8%
7.1%
4.9%
8.1%
5.1%
8.4%
5.4%
9.7%
5.0%
6.7%
5.1%
5.1%
4.7%
9 meses 2002
9 meses 2003
3T02
4T02
1T03
2T03
3T03
TIIE promedio 28 días
Margen financiero neto (% activos medios con rendimiento)

Estimación Preventiva para Riesgos Crediticios

En 3T03 se cargaron Ps. 1,078 millones a la cuenta de resultados por concepto de provisiones. El 26.8% de dicho cargo, o Ps. 289 millones, estuvo relacionado con el costo de los programas de apoyo a deudores (Punto Final). El saldo de la cartera hipotecaria sujeta a estos programas al cierre de septiembre de 2003 fue de Ps. 25,611 millones, 5.5% menor que en junio 2003, y el de la cartera comercial de Ps. 341 millones, 14.9% menor que en el trimestre anterior.

En 3T03 se aplicaron Ps. 1,442 millones de castigos de cartera comercial relacionados con Ps. 1,592 millones de cartera que se encontraba cerca de 100% provisionada. Este segmento del portafolio muestra casos concretos de empresas que han resultado altamente sensibles a los efectos de una desaceleración económica que acumula ya cerca de tres años y no permite tener visibilidad de viabilidad financiera en el mediano plazo.

Los castigos aplicados a la cartera de consumo se ubicaron en Ps. 48 millones en 3T03, 55.1% por debajo del trimestre anterior, y dentro de los rangos de pérdida esperada, acorde al crecimiento en saldos de dicha cartera de 16.8% interanual.

El cargo por provisiones del trimestre equivale a 2.6% de la cartera total excluyendo Fobaproa a septiembre de 2003 y el índice de cobertura de reservas se ubica en 119.7%, una mejora comparado con el índice de 109.1% del trimestre anterior, derivado de la depuración de cartera vencida comercial antes mencionada.

Grupo Financiero BBVA Bancomer Estimación preventiva para riesgos crediticios Millones de pesos	3T 2002	4T 2002	1T 2003	2T 2003	3T 2003	9M 2002	9M 2003
Saldo inicial	13,449	13,076	12,621	12,251	12,108	15,302	12,621
Más:							
Cargo a resultados	698	792	1,024	1,081	1,078	1,964	3,183
Recuperación de castigos	34	109	28	44	8	127	80
Otros	0	327	0	0	0	-	-
Menos:							
Castigos cartera tarjeta de crédito	(237)	(98)	(186)	(82)	(39)	(410)	(307)
Castigos cartera consumo	0	(31)	(29)	(25)	(9)	-	(63)
Castigos cartera comercial	(161)	(476)	(506)	(539)	(1,442)	(1,414)	(2,487)
Castigos cartera hipotecaria	(361)	(594)	(403)	(272)	(319)	(1,526)	(994)
Aplicaciones cartera vigente comercial (Punto Final)	(5)	(4)	(4)	(4)	(3)	(16)	(11)
Aplicaciones cartera vigente hipotecaria (Punto Final)	(368)	(350)	(340)	(283)	(286)	(1,082)	(909)
Aplicaciones a reservas	**(373)**	**(354)**	**(344)**	**(287)**	**(289)**	**(1,098)**	**(920)**
Resultado monetario	27	(130)	46	(63)	92	132	75
Saldo a fin de trimestre	**13,076**	**12,621**	**12,251**	**12,108**	**11,187**	**13,076**	**11,187**

Comisiones y tarifas

El ingreso por comisiones y tarifas en 3T03 se ubicó en Ps. 3,812 millones, un crecimiento de 14.6% o Ps. 486 millones comparado con 3T02. El desempeño favorable en dicho rubro en este período es consecuencia de:

- Crecimiento de 34.3%, o Ps. 212 millones, en ingreso por tarjetas de crédito y débito en 3T03. El inventario de tarjetas de crédito aumentó 41.0% en el período para alcanzar un total de 3.9 millones, mientras que el de tarjetas de débito creció 4.5% a 10.3 millones de plásticos.
- Un aumento de 21.4% o Ps. 132 millones en ingresos por manejo de cuentas en parte reflejando el crecimiento en el número de cuentas eje al cierre de 3T03 que sumaban 9.9 millones, 8.1% más que en 3T02, además de un esfuerzo particular por gestionar mejor el cobro e incremento.
- Un incremento de Ps. 88 millones en ingresos por remesas, 18.8% por encima de 3T02, debido a que el volumen de transacciones creció 17.5% y los montos transferidos 15.7% en 3T03 comparado con 3T02.
- Mayor volumen de operación en cajeros automáticos en 3T03 comparado con 3T02, generando Ps. 14 millones en ingresos adicionales en el período, o crecimiento de 7.9%, debido a la inclusión de 154 cajeros automáticos a la red y al mayor uso de canales alternos en lugar de ventanilla para la realización de transacciones.

La evolución de comisiones en 3T03 fue particularmente favorable, creciendo 20.5% comparado con 2T03. Sin considerar las comisiones de la Afore (administración de fondos de pensión y SAR) para eliminar la estacionalidad favorable de los ingresos del tercer trimestre en este rubro, daría un crecimiento de 11.0% en el trimestre.

De manera acumulada para los primeros nueve meses de 2003, el ingreso por comisiones ascendió a Ps. 10,292 millones, lo cual es un aumento de 11.1% comparado con 9M02. Lo anterior, aunado a la reducción constante en gastos, ha permitido mejorar el índice de comisiones a gasto de 65.2% a 73.6% en el mismo período.

Cabe destacar que la contribución de comisiones a los ingresos totales (considerando ingreso financiero neto antes de repomo y comisiones netas) se mantuvo en 43.6% al cierre de 3T03, comparado con 40.6% en 3T02. Esto refleja que, a la par del crecimiento en el ingreso por comisiones, se ha logrado una gestión eficiente de los ingresos financieros.

Grupo Financiero BBVA Bancomer Ingreso por comisiones Millones de pesos	3T 2002	4T 2002	1T 2003	2T 2003	3T 2003	9M 2002	9M 2003	3T03/ 2T03	3T03/ 3T02	9M03/ 9M02
Comisiones y tarifas, neto	**3,326**	**3,136**	**3,317**	**3,163**	**3,812**	**9,265**	**10,292**	**20.5%**	**14.6%**	**11.1%**
Tarjeta de crédito y débito	618	748	768	822	830	1,760	2,420	1.0%	34.3%	37.5%
Manejo de cuentas	617	650	579	601	749	1,771	1,929	24.6%	21.4%	8.9%
Administración de fondos de pensión y SAR	830	477	791	466	818	2,082	2,075	75.5%	(1.4%)	(0.3%)
Transferencias y remesas	469	484	464	503	557	1,275	1,524	10.7%	18.8%	19.5%
Administración de sociedades de inversión	348	342	290	337	355	1,035	982	5.3%	2.0%	(5.1%)
Cajeros automáticos	178	192	166	175	192	514	533	9.7%	7.9%	3.7%
Seguros	126	110	129	114	129	360	372	13.2%	2.4%	3.3%
Otros	140	133	130	145	182	468	457	25.5%	30.0%	(2.4%)

Intermediación

El ingreso por intermediación se ubicó en Ps. 10 millones en 3T03, compuesto de una pérdida por Ps. 156 millones en la intermediación de valores, influido en parte por alza en tasas de mediano plazo especialmente en dólares, y a un ingreso por Ps. 166 millones relacionado con la actividad de compraventa de divisas.

Grupo Financiero BBVA Bancomer Ingreso por intermediación Millones de pesos	3T 2002	4T 2002	1T 2003	2T 2003	3T 2003	9M 2002	9M 2003	3T03/ 2T03	3T03/ 3T02	9M03/ 9M02
Ingreso por intermediación	**(71)**	**146**	**23**	**753**	**10**	**1,210**	**786**	**(98.7%)**	**n.a.**	**(35.0%)**
Resultado por intermediación	(307)	(58)	(247)	560	(156)	455	157	n.a.	(49.2%)	(65.5%)
Resultado por compraventa de divisas	236	204	270	193	166	755	629	(14.0%)	(29.7%)	(16.7%)

A septiembre de 2003, la cartera de inversiones en valores ascendió a Ps. 98,821 millones, compuesta 79.8% por títulos de deuda gubernamental, 11.9% de títulos de deuda bancaria, 3.5% de otros títulos de deuda y 4.8% de inversión en acciones.

Grupo Financiero BBVA Bancomer Composición de inversiones y operaciones con valores Millones de pesos	Gubernamental	Bancario	Otros deuda	Acciones	Total
Títulos para negociar	37,495	11,675	2,082	265	51,517
Títulos disponibles para la venta	23	63	1,298	4,515	5,899
Títulos conservados a vencimiento	41,349	0	56	0	41,405
Total	78,867	11,738	3,436	4,780	98,821

Gasto de Administración y Promoción

El gasto gestionable (salarios y prestaciones y gastos de administración y operación) permaneció sin cambio en 3T03 comparado con el trimestre anterior y decreció 1.1% en la comparación con 3T02, reflejando un esfuerzo permanente por controlar el gasto de administración y operación (que se redujo 1.1% en el trimestre y 6.4% de 3T02 a 3T03).

Por su parte, el gasto no gestionable creció 5.0% en el trimestre, por lo que el gasto de administración y promoción se ubicó en Ps. 4,742 millones en 3T03, un crecimiento de 1.3% comparado con el trimestre anterior.

La tendencia del gasto es más clara en forma acumulada ya que, de 9M02 a 9M03, se lograron reducciones de 1.6%, 5.7% y 4.8% en los rubros de salarios y prestaciones, de administración y operación, así como rentas, depreciación y amortización, respectivamente. El gasto total en este mismo período de comparación cayó 1.6%, y el gestionable 3.2%, mostrando los últimos avances significativos en ahorros que han acumulado ya 31.6% de reducción sobre la base inicial de la fusión de los tres bancos (BBV México, Bancomer y Promex) en junio del 2000.

El índice de eficiencia mejoró de 56.3% en 3T02 a 54.1% en 3T03 atribuible a la administración del gasto, aunado a la generación de mayores ingresos. Por su parte, normalizando el índice de eficiencia sin el resultado por intermediación para poder comparar 2T03 y 3T03 (en 2T03 el ingreso por intermediación fue inusualmente alto), resulta una mejora de 130 puntos base en este indicador a 54.2% en 3T03.

Grupo Financiero BBVA Bancomer Gastos de administración y promoción Millones de pesos	3T 2002	4T 2002	1T 2003	2T 2003	3T 2003	9M 2002	9M 2003	3T03/ 2T03	3T03/ 3T02	9M03/ 9M02
Gastos de administración y promoción	**4,667**	**4,719**	**4,557**	**4,681**	**4,742**	**14,203**	**13,980**	**1.3%**	**1.6%**	**(1.6%)**
Salarios y prestaciones (A)	2,118	2,064	2,147	2,151	2,166	6,570	6,464	0.7%	2.3%	(1.6%)
Gastos de administración y operación (B)	1,380	1,425	1,223	1,307	1,292	4,053	3,822	(1.1%)	(6.4%)	(5.7%)
Gasto gestionable (A+B)	*3,498*	*3,489*	*3,370*	*3,458*	*3,458*	*10,623*	*10,286*	*0.0%*	*(1.1%)*	*(3.2%)*
Rentas, depreciación y amortización (C)	582	599	548	586	575	1,795	1,709	(1.9%)	(1.2%)	(4.8%)
IVA e impuestos diferentes a ISR y PTU (D)	228	281	257	271	338	726	866	24.7%	48.2%	19.3%
Cuota por costo de captación (IPAB) (E)	359	350	382	366	371	1,059	1,119	1.4%	3.3%	5.7%
Gasto no gestionable (C+D+E)	*1,169*	*1,230*	*1,187*	*1,223*	*1,284*	*3,580*	*3,694*	*5.0%*	*9.8%*	*3.2%*

Análisis del Margen Básico Recurrente

El margen básico recurrente (ingreso financiero neto antes de repomo, comisiones y gasto) refleja una buena gestión de los rubros más importantes del estado de resultados y ha mostrado un desempeño favorable con crecimientos de 7.5% en 3T03, de 13.5% en 3T03 comparado con 3T02, y de 28.9% en forma acumulada en 9M03 comparado con 9M02.

El margen básico recurrente alcanzó Ps. 11,444 millones en 9M03, impulsado principalmente por un incremento de Ps. 1,317 millones en ingreso financiero, que contribuye 51.3% del crecimiento de este rubro. Por su parte, las comisiones, con Ps. 1,027 millones de crecimiento en 9M03, aportan 40.0% del crecimiento del margen básico recurrente en el mismo período y, finalmente, los ahorros en gasto suman Ps. 223 millones de 9M02 a 9M03, contribuyendo el 8.7% restante.

Al analizar los componentes del margen básico recurrente como porcentaje de los activos totales medios, se puede ver la mejora sustancial en los rubros centrales del negocio. El ingreso financiero neto ha incrementado 30 puntos base, de 4.1% a 4.4% de los activos totales medios de 9M02 a 9M03, mientras que las comisiones han incrementado 30 puntos base al pasar de 2.7% a 3.0% en la misma medición. Adicionalmente, el gasto representa solamente 4.1% de los activos totales medios en 9M03, comparado con 4.2% hace un año.

Así, en resumen, el margen básico recurrente ha mejorado 80 puntos base, representando en 9M03 el 3.4% de los activos totales medios, comparado con 2.6% en 9M02. Este es un claro reflejo de la aceleración en la actividad comercial crediticia en el período que se observa en la mayor calidad de ingreso financiero y el enfoque de gestión en el manejo de comisiones por servicios y control del gasto.

Grupo Financiero BBVA Bancomer Análisis del margen básico recurrente Millones de pesos	3T 2002	4T 2002	1T 2003	2T 2003	3T 2003	9M 2002	9M 2003
Ingreso financiero neto antes de repomo	4,857	5,005	4,978	5,232	4,922	13,815	15,132
Ingreso por comisiones y tarifas, neto	3,326	3,136	3,317	3,163	3,812	9,265	10,292
Ingreso total (A)	**8,183**	**8,141**	**8,295**	**8,395**	**8,734**	**23,080**	**25,424**
Gasto total (B)	4,667	4,719	4,557	4,681	4,742	14,203	13,980
Margen básico recurrente (A-B)	**3,516**	**3,422**	**3,738**	**3,714**	**3,992**	**8,877**	**11,444**
Activos totales medios (ATM)	450,090	440,961	452,412	458,936	460,854	451,836	454,331
Margen financiero neto antes de repomo / ATMs	4.3%	4.5%	4.4%	4.6%	4.3%	4.1%	4.4%
Ingreso por comisiones y tarifas, neto / ATMs	3.0%	2.8%	2.9%	2.8%	3.3%	2.7%	3.0%
Ingreso total / ATMs (C)	7.3%	7.4%	7.3%	7.3%	7.6%	6.8%	7.5%
Gasto total / ATMs (D)	4.1%	4.3%	4.0%	4.1%	4.1%	4.2%	4.1%
Margen básico recurrente / ATMs (C-D)	**3.1%**	**3.1%**	**3.3%**	**3.2%**	**3.5%**	**2.6%**	**3.4%**

Cartera de Crédito

La cartera vigente total excluyendo FOBAPROA en 3T03 mostró crecimiento de Ps. 1,756 millones, equivalente a 1.1%, a pesar de la amortización acelerada en el segmento de fideicomisos UDIs, reflejando la fortaleza de la cartera del negocio.

Cartera vigente sin fideicomisos UDIs

La cartera vigente sin fideicomisos UDIs creció 2.5% en 3T03, equivalente a Ps. 2,953 millones, mostrando crecimiento en todos los rubros con excepción de la cartera comercial en dólares. La cartera al sector privado muestra asimismo un incremento de 1.5% en el mismo período con incremento en saldo de Ps. 1,493 millones.

En 3T03, nuevamente el principal motor de la cartera al sector privado fue el crédito al consumo que aportó Ps. 1,401 millones de crecimiento o 6.5%, alcanzando una tasa de crecimiento anual de 16.8%. Los volúmenes de originación de crédito han crecido de manera significativa de 3T02 a 3T03, esto es, 58.6% en tarjetas de crédito, 52.0% en créditos nómina y 11.4% en créditos automotores. Así, la originación trimestral se incrementó de 243,869 créditos al consumo en 3T02, a 371,874 un año más tarde, esto representa un aumento de 52.5%.

Por segundo trimestre consecutivo, la actividad comercial en la cartera hipotecaria alcanzó a compensar la amortización de la cartera vigente. Esto se debe a que empieza a responder el mercado a la oferta de crédito hipotecario lanzada por Bancomer el pasado mes de abril. En cinco meses, se han originado cerca de 700 créditos, además de que se ha otorgado crédito puente a desarrolladores, que en un futuro se traducirá en un mayor volumen de individualización de créditos hipotecarios.

Finalmente, el crédito comercial en pesos creció 4.3% en 3T03, mientras que en total se contrajo ligeramente en 0.8% en el trimestre, para ubicarse en Ps. 64,942 millones, ya que la cartera en dólares (43.2% de la cartera comercial total) se ha estado reduciendo debido a la tendencia de los corporativos de intercambiar deuda en dólares por colocación de deuda en el mercado ante el entorno de tasas a la baja. Así, el crecimiento en la cartera en pesos ayudó a compensar la caída de 6.7% en la cartera en dólares valorizada en pesos.

La cartera comercial ha mostrado sensibilidad a originación y amortización de créditos otorgados a grandes corporativos que representan aproximadamente dos terceras partes de la misma. No obstante, cabe destacar que dichos clientes tienden a generar diferenciales de rentabilidad reducidos y se está realizando un esfuerzo importante por lograr un mayor componente de créditos a empresas de menor escala, pero con buen perfil de riesgo, lo anterior con objeto de diversificar la cartera, al mismo tiempo que se impulsa su rentabilidad. El segmento de la Banca de Empresas, que atiende a empresas medianas, muestra un crecimiento más elevado, de 6.2% interanual.

La otra tendencia importante en crédito comercial ha sido la desintermediación a los mercados, vía la emisión de deuda, por lo que Bancomer ha sido agresivo en capturar el liderazgo de este mercado colocándose al frente con una participación de 26.0% en emisiones por Ps. 13,985 millones en este año.

Grupo Financiero BBVA Bancomer Cartera vigente total, excluyendo Fobaproa Millones de pesos	Sep 2002	Dic 2002	Mzo 2003	Jun 2003	Sep 2003	Mzo-Jun 2003	Jun-Sep 2003	Jun-Sep 2002	Sep-Sep 2002-2003
Comercial	67,563	68,649	64,603	65,433	64,942	1.3%	(0.8%)	(0.6%)	(3.9%)
Pesos	*32,874*	*35,275*	*33,562*	*35,360*	*36,894*	*5.4%*	*4.3%*	*(3.2%)*	*12.2%*
Dólares	*34,689*	*33,374*	*31,041*	*30,073*	*28,048*	*(3.1%)*	*(6.7%)*	*2.0%*	*(19.1%)*
Entidades financieras	0	0	0	1,447	1,539	n.a	6.4%	n.a	n.a.
Consumo	19,746	20,616	20,287	21,660	23,061	6.8%	6.5%	11.2%	16.8%
Vivienda	11,045	10,594	9,738	9,784	10,275	0.5%	5.0%	(5.1%)	(7.0%)
Subtotal cartera al sector privado	**98,354**	**99,859**	**94,628**	**98,324**	**99,817**	**3.9%**	**1.5%**	**1.8%**	**1.5%**
Gobierno	16,283	17,612	17,719	18,045	19,079	1.8%	5.7%	9.4%	17.2%
Programas de apoyo	1,511	2,065	2,573	938	1,364	(63.5%)	45.4%	54.3%	(9.7%)
Subtotal cartera gobierno	**17,794**	**19,677**	**20,292**	**18,983**	**20,443**	**(6.5%)**	**7.7%**	**12.2%**	**14.9%**
Total cartera vigente sin UDIS	**116,148**	**119,536**	**114,920**	**117,307**	**120,260**	**2.1%**	**2.5%**	**2.6%**	**3.5%**
Comercial fideicomisos UDIS	851	131	121	111	101	(8.3%)	(9.0%)	(19.3%)	(88.1%)
Vivienda fideicomisos UDIS	31,165	30,205	28,296	27,521	26,512	(2.7%)	(3.7%)	(2.2%)	(14.9%)
Gobierno fideicomisos UDIS	12,387	12,212	12,101	11,917	11,739	(1.5%)	(1.5%)	(1.1%)	(5.2%)
Subtotal fideicomisos UDIS	**44,403**	**42,548**	**40,518**	**39,549**	**38,352**	**(2.4%)**	**(3.0%)**	**(2.3%)**	**(13.6%)**
Total cartera vigente con UDIS	**160,551**	**162,084**	**155,438**	**156,856**	**158,612**	**0.9%**	**1.1%**	**1.2%**	**(1.2%)**

Cartera vigente de fideicomisos UDIs

La cartera de fideicomisos UDIs continúa amortizando de manera importante. En 3T03, se ha reducido 9.0% el saldo de la cartera comercial, 3.7% la de vivienda y 1.5% la de gobierno, reflejándose en una reducción del portafolio total de 3.0% en el período. En los últimos doce meses, la cartera de fideicomisos UDIs se ha contraído 13.6% o Ps. 6,051 millones. La cartera de vivienda amortizó Ps. 4,653 millones o 14.9%, mientras que la comercial y de gobierno se redujeron Ps. 750 millones (88.1%) y Ps. 648 millones (5.2%), respectivamente, en el mismo período.

Captación

La captación en red mostró una mejor tendencia de 2T03 a 3T03 con una reducción de 1.4%, comparado con el período de 2T02 a 3T02 cuando se contrajo 2.8%. La tendencia en captación vista fue una contracción de 0.3% comparada con 0.5% en los mismos períodos y, finalmente, la captación de plazo creció 3.0% del segundo al tercer trimestre de 2003, en contraste con una contracción de 3.5% del segundo al tercer trimestre de 2002.

De junio a septiembre de 2003, la captación vista se mantuvo prácticamente estable en Ps. 147,025 millones. En cuanto a la captación a plazo en red, el crecimiento de 3.0% en saldos en el trimestre (Ps. 4,344 millones) se dio en parte por sustitución de fondos de inversión que se redujeron 11.6%, Ps. 9,131 millones, en el mismo período. Esta sustitución de sociedades a plazo se debió a que se desplazó a la alza la curva de rendimientos.

Por su parte, la captación ha tenido un comportamiento favorable al comparar 3T03 con 3T02 con crecimientos de 2.9% en la captación vista y 11.3% en fondos administrados en sociedades de inversión de deuda que permitieron un crecimiento en la captación red de 2.1% en el período. Por su parte, la captación de plazo por la Tesorería se redujo 24.9% en dólares.

La mezcla de captación ha mejorado, al pasar de 43.2% de captación vista como porcentaje vista y plazo en 3T02, a 45.6% en 2T03 y 46.0% 3T03. Esta proporción de captación de menor costo ayuda en la gestión del margen financiero.

Grupo Financiero BBVA Bancomer Captación y recursos totales Millones de pesos	Sep 2002	Dic 2002	Mzo 2003	Jun 2003	Sep 2003	Mzo-Jun 2003	Jun-Sep 2003	Jun-Sep 2002	Sep-Sep 2002-2003
Vista	142,815	153,366	149,184	147,508	147,025	(1.1%)	(0.3%)	(0.5%)	2.9%
Plazo red	153,085	144,987	159,921	145,933	150,277	(8.7%)	3.0%	(3.5%)	(1.8%)
Sociedades de inversión de deuda	60,114	63,928	56,046	76,105	66,911	35.8%	(12.1%)	(5.8%)	11.3%
Sociedades de inversión de renta variable	3,249	2,922	2,552	2,603	2,666	2.0%	2.4%	(14.5%)	(17.9%)
Captación red	**359,263**	**365,203**	**367,703**	**372,149**	**366,879**	**1.2%**	**(1.4%)**	**(2.8%)**	**2.1%**
Captación red en pesos	*321,491*	*338,246*	*332,914*	*347,743*	*338,527*	*4.5%*	*(2.7%)*	*(4.5%)*	*5.3%*
Captación red en dólares	*37,772*	*26,957*	*34,789*	*24,406*	*28,352*	*(29.8%)*	*16.2%*	*14.2%*	*(24.9%)*
Plazo de Tesorería	34,736	24,667	54,069	29,891	22,269	(44.7%)	(25.5%)	9.9%	(35.9%)
Total de recursos gestionados	**393,999**	**389,870**	**421,772**	**402,040**	**389,148**	**(4.7%)**	**(3.2%)**	**(1.8%)**	**(1.2%)**

Calidad de Activos

Cartera Vencida

La cartera vencida mostró una disminución de 15.8% de 2T03 a 3T03 para ubicarse en Ps. 9,346 millones debido a un esfuerzo de recuperación aunado al castigo de un crédito comercial por un monto de Ps. 1,319 millones. Esto es evidente en el comportamiento de la cartera vencida comercial que se redujo 35.8% en el trimestre y 53.1% de septiembre 2002 a septiembre 2003.

La reducción interanual de cartera vencida fue de 22.5% en 3T03, destacando que incluso se ha podido compensar el efecto de mayor cartera vencida a partir de enero de 2003 debido al cambio de regulación de clasificación de cartera hipotecaria.

Grupo Financiero BBVA Bancomer Cartera vencida Millones de pesos	Sep 2002	Dic 2002	Mzo 2003	Jun 2003	Sep 2003	Mzo-Jun 2003	Jun-Sep 2003	Jun-Sep 2002	Sep-Sep 2002-2003
Comercial	5,178	4,794	4,570	3,783	2,427	(17.2%)	(35.8%)	(0.3%)	(53.1%)
Entidades financieras	0	0	0	1	2	n.a.	n.a	n.a	n.a.
Consumo	992	1,095	1,056	1,201	1,340	13.7%	11.6%	(4.5%)	35.1%
Vivienda	5,885	5,302	6,540	6,112	5,577	(6.5%)	(8.8%)	(6.1%)	(5.2%)
Cartera vencida total	**12,055**	**11,191**	**12,166**	**11,097**	**9,346**	**(8.8%)**	**(15.8%)**	**(3.6%)**	**(22.5%)**

La cartera vencida hipotecaria de 3T02 a 3T03 no es comparable debido al cambio de registro de la misma según lineamientos de la Comisión Nacional Bancaria y de Valores (CNBV) modificando, a partir del 1 de enero de 2003, el criterio de clasificación como el saldo insolutoque presente incumplimientos con antigüedad mayor a 90 días cuando, en 2002, este criterio era de 150 días. Este efecto para 3T03 es de Ps. 658 millones de cartera vencida hipotecaria adicional, por lo que el índice de cartera vencida hipotecaria en términos homogéneos en 3T03 sería de 11.6% en lugar de 13.2%.

Grupo Financiero BBVA Bancomer Indice de cartera vencida Millones de pesos	3T 2002	4T 2002	1T 2003	2T 2003	3T 2003
Cartera vencida hipotecaria	5,885	5,302	6,540	6,112	5,577
Cartera total hipotecaria	48,095	46,101	44,574	43,417	42,364
Indice de cartera vencida hipotecaria	12.2%	11.5%	14.7%	14.1%	13.2%
Indice de cartera vencida hipotecaria sin cambio de regulación	12.2%	11.5%	12.5%	12.0%	11.6%
Cartera vencida total	12,055	11,191	12,166	11,097	9,346
Cartera total, excluyendo Fobaproa	172,606	173,275	167,604	167,953	167,958
Indice de cartera vencida total, excluyendo Fobaproa	7.0%	6.5%	7.3%	6.6%	5.6%
Indice de cartera vencida total sin cambio en regulación	7.0%	6.5%	6.7%	6.1%	5.2%

Calificación crediticia

Al cierre de septiembre de 2003, el requerimiento de reservas por calificación regulatoria ascendió a Ps. 11,187 millones, que incluye la cobertura al 100.0% de intereses vencidos.

Grupo Financiero BBVA Bancomer Calificación de la cartera de crédito Millones de pesos	3T02 Importe	3T02 Reserva	2T03 Importe	2T03 Reserva	3T03 Importe	3T03 Reserva
Nivel de Riesgo						
A	272,080	995	274,942	1,420	277,728	1,401
B	20,352	2,609	14,861	1,839	15,931	2,225
C	9,373	3,539	5,735	2,148	4,142	1,646
D	5,276	3,773	5,019	3,549	5,588	3,915
E	2,065	2,308	3,052	3,152	1,863	2,000
TOTAL	**309,146**	**13,224**	**303,609**	**12,108**	**305,252**	**11,187**
Menos:						
Quitas y castigos de crédito		148		0		0
Total requerido	**309,146**	**13,076**	**303,609**	**12,108**	**305,252**	**11,187**

La cartera con riesgo A incluye cartera exceptuada por Ps. 144,625 millones que incluye el saldo bruto de pagarés Fobaproa/IPAB.

Con base en acuerdos entre la CNBV y las instituciones de crédito, se ha definido la cartera comercial emproblemada como aquella con calificación de riesgo D y E. En función de esta definición, la cartera comercial emproblemada asciende a Ps. 1,340 millones, lo que representa 0.56% de la misma.

Grupo Financiero BBVA Bancomer Calificación de la cartera de crédito Millones de pesos	Comercial Importe	Comercial Reserva	Vivienda Importe	Vivienda Reserva	Consumo Importe	Consumo Reserva
Nivel de Riesgo						
A	226,394	1,046	29,751	246	21,583	109
B	8,823	1,626	5,672	455	1,436	144
C	1,571	763	2,258	742	313	141
D	252	161	4,900	3,430	436	324
E	1,088	1,110	2	107	773	783
Total	**238,128**	**4,706**	**42,583**	**4,980**	**24,541**	**1,501**

La cartera con riesgo A incluye cartera exceptuada por Ps. 144,625 millones que incluye el saldo bruto de pagarés Fobaproa/IPAB.

Otros Rubros del Balance

Fobaproa/IPAB

Al cierre de septiembre de 2003 se registró un saldo de Pagarés Fobaproa e IPAB de Ps. 79,715 millones. Este saldo se presenta como el monto de los pagarés Fobaproa e IPAB neto de las recuperaciones en efectivo en chequeras y de la reserva del 100% de la pérdida compartida correspondiente y del esquema de incentivos.

El saldo bruto de los pagarés Fobaproa (con pérdida compartida) se ubicó en Ps. 95,619 millones a septiembre 2003 que, neto de recuperaciones en efectivo (depósitos en cuentas de cheques) y de reservas por pérdida compartida y esquema de incentivos, se ubica en un saldo neto de Ps. 49,426 millones.

Por su parte, el saldo bruto de pagarés IPAB (sin pérdida compartida) se ubicó en Ps. 31,495 millones a septiembre de 2003 que, neto de depósitos en efectivo en cuentas de cheques, se reduce a Ps. 30,289. Estos pagarés no tienen reservas asociadas ya que no aplica una pérdida compartida ni una penalización por el esquema de incentivos.

Grupo Financiero BBVA Bancomer Pagarés Fobaproa / IPAB Millones de pesos	Pagarés con pérdida compartida (Notas Fobaproa) Comercial	Hipotecario	Total	Pagarés sin pérdida compartida (Notas IPAB)	Total Pagarés Fobaproa e IPAB
Saldo de pagarés, bruto	71,563	24,056	95,619	31,495	**127,114**
Depósitos en cuentas de cheques	(12,644)	(4,926)	(17,570)	(1,206)	**(18,776)**
Saldo de pagarés, neto de depósitos	**58,919**	**19,130**	**78,049**	**30,289**	**108,338**
Pérdida compartida [1]	*14,743*	*4,783*	*19,526*		*19,526*
Esquema de incentivos	*9,097*	*0*	*9,097*		*9,097*
Reservas (pérdida compartida+esquema de incentivos)	**(23,840)**	**(4,783)**	**(28,623)**		**(28,623)**
Saldo de pagarés, neto de reservas	**35,079**	**14,347**	**49,426**	**30,289**	**79,715**

Impuestos Diferidos

El saldo de impuestos diferidos disminuyó en Ps. 648 millones en 3T03, por lo que al cierre de septiembre de 2003 el saldo fue de Ps. 22,354 millones, compuesto por un activo de Ps. 23,738 millones y un pasivo de Ps. 1,384 millones. El saldo de impuestos diferidos ha acumulado una reducción de Ps. 2,810 millones en los últimos doce meses, equivalente a 11.2%.

A septiembre de 2003, 51.0% del impuesto diferido activo proviene de reservas de crédito, 41.3% proviene de pérdidas fiscales de ejercicios anteriores, 1.2% de pérdidas fiscales en venta de acciones y 6.5% de otros conceptos diversos.

Deuda

La deuda total se incrementó en Ps. 7,154 millones en 3T03 derivado de una reducción en la deuda de largo plazo de Ps. 2,332 millones y un incremento de Ps. 9,486 millones en créditos de corto plazo debido a la baja en tasas de interés que provocó el prepago de obligaciones a largo plazo y su intercambio por fondeo a corto plazo.

Grupo Financiero BBVA Bancomer Deuda Millones de pesos	Sep 2002	Dic 2002	Mzo 2003	Jun 2003	Sep 2003	Mzo-Jun 2003	Jun-Sep 2003	Jun-Sep 2002	Sep-Sep 2002-2003
Exigibilidad inmediata	0	2,150	0	2,628	7,468	n.a	184.2%	n.a.	n.a.
Créditos de corto plazo	23,394	20,230	10,096	32,057	36,703	217.5%	14.5%	(24.4%)	56.9%
Deuda de corto plazo	**23,394**	**22,380**	**10,096**	**34,685**	**44,171**	**243.6%**	**27.3%**	**(24.4%)**	**88.8%**
Créditos de largo plazo	18,453	19,767	18,467	17,661	15,126	(4.4%)	(14.4%)	(3.8%)	(18.0%)
Obligaciones subordinadas	5,545	5,348	5,523	5,224	5,427	(5.4%)	3.9%	(18.0%)	(2.1%)
Deuda de largo plazo	***23,998***	***25,115***	***23,990***	***22,885***	***20,553***	***(4.6%)***	***(10.2%)***	***(7.5%)***	***(14.4%)***
Deuda total	**47,392**	**47,495**	**34,086**	**57,570**	**64,724**	**68.9%**	**12.4%**	**(16.7%)**	**36.6%**

Capitalización

Capitalización

A septiembre de 2003, el índice total estimado de capitalización del Negocio Bancario fue de 15.8% con un índice de capital básico de 13.5%, comparado con 12.8% y 9.7%, respectivamente al mes de septiembre de 2002 y 15.2% y 12.6%, respectivamente en junio de 2003.

Para Bancomer, el índice total incluyendo riesgo mercado, fue 14.2% con capital básico de 11.9%. Para Bancomer Servicios, el índice de capitalización total se estima en 169.3%.

Negocio Bancario BBVA Bancomer Capitalización Millones de pesos	Septiembre 2002		Junio 2003		Septiembre 2003	
Capital básico		24,372		30,252		33,394
Capital complementario		7,773		6,295		5,613
Capital total		32,145		36,547		39,007
Activos en riesgo	**188,437**	**251,431**	**182,429**	**240,816**	**176,164**	**247,612**
	Riesgo Crédito	Riesgo Crédito y Mdo.	Riesgo Crédito	Riesgo Crédito y Mdo.	Riesgo Crédito	Riesgo Crédito y Mdo.
Capital básico como % de los activos en riesgo	12.9%	9.7%	16.6%	12.6%	19.0%	13.5%
Capital complementario como % de los activos en riesgo	4.1%	3.1%	3.5%	2.6%	3.2%	2.3%
Indice de capitalización total	**17.1%**	**12.8%**	**20.0%**	**15.2%**	**22.1%**	**15.8%**

Grupo Financiero BBVA Bancomer Capitalización Millones de pesos	Bancomer Septiembre 2003		Bancomer Servicios Septiembre 2003	
Capital básico		29,287		4,107
Capital complementario		5,613		0
Capital neto		**34,900**		**4,107**
Activos en riesgo	**173,979**	**245,186**	**2,185**	**2,426**
	Riesgo Crédito	Riesgo Crédito y Mercado	Riesgo Crédito	Riesgo Crédito y Mercado
Capital básico % de activos en riesgo	16.8%	11.9%	188.0%	169.3%
Capital complementario % de activos en riesgo	3.2%	2.3%	0.0%	0.0%
Indice de capitalización total	**20.1%**	**14.2%**	**188.0%**	**169.3%**

Negocios No Bancarios

El 27.1% de la utilidad neta de GFBB en 3T03 y el 22.8% de la utilidad neta acumulada por los 9M03 fue aportada por los negocios no bancarios.

Afore Bancomer

Afore Bancomer registró una utilidad neta de Ps. 365 millones en 3T03, 5.8% superior a la de 3T02. A septiembre de 2003, Siefore Bancomer contaba con activos en administración por Ps. 82,531 millones, lo cual se traduce en un crecimiento de 22.6% al compararse con el mismo mes del año anterior, alcanzando una participación de mercado al mes de agosto del 21.4% en este rubro. Por su parte, el número de afiliados alcanzó 4.3 millones al cierre de septiembre de 2003.

Seguros Bancomer

Seguros Bancomer registró utilidad neta de Ps. 96 millones en 3T03, 17.0% superior a 3T02. En forma acumulada a septiembre de 2003 la utilidad ascendió a Ps. 290 millones, 41.9% mayor a los 9M02. El total de primas emitidas a través de la red bancaria ascendió a Ps. 534 millones en 3T03, 2.4% mayor a 2T03 y 10.0% mayor a 3T02. La compañía mantiene el liderazgo en el mercado de bancaseguros con una participación por primas emitidas de 38.2% a junio de 2003.

Pensiones Bancomer

Pensiones Bancomer reportó en 3T03 utilidad neta de Ps. 61 millones, 67.0% superior a 2T03 y 7.0% superior al mismo trimestre del año anterior. La compañía tiene Ps. 10,735 millones en monto constitutivo, equivalente a una participación de mercado de 20.5% a septiembre 2003.

Casa de Bolsa Bancomer

Casa de Bolsa Bancomer reportó utilidad neta de Ps. 33 millones en 3T03, 73.7% mayor al mismo trimestre del año anterior al registrar importantes ingresos por operaciones de financiamiento corporativo.

Bancomer Transfer Services

Bancomer Transfer Services obtuvo una utilidad neta de Ps. 30 millones en 3T03, 12.9% mayor al trimestre anterior. El número de transacciones realizadas durante el trimestre ascendió a 4.1 millones, 17.5% más que en 3T02, para sumar 11.2 millones de transacciones en 2003. Por su parte, los fondos transferidos fueron USD 1,561 millones en 3T03, 15.7% más que el tercer trimestre del año anterior y USD 4,187 millones en 2003.

Bancomer Gestión

Bancomer Gestión reportó para 3T03 una utilidad de Ps. 26 millones, 4.0% mayor a 2T03 y 13.0% mayor al mismo trimestre del año anterior. Cuenta con activos en administración por Ps. 69,696 millones, ratificándose en el primer lugar en fondos de inversión de deuda con 21.6% de participación de mercado a septiembre de 2003.

Nota Técnica

Todas las cifras incluidas en este reporte están actualizadas a pesos (Ps.) de septiembre de 2003. Todos los crecimientos incluidos en este reporte son crecimientos en términos reales. Las cifras fueron convertidas de pesos nominales utilizando los siguientes factores de ajuste inflacionario con base en Unidades de Inversión (UDI):

Inflación	3T 2002	4T 2002	1T 2003	2T 2003	3T 2003
UDI fin de período	3.166705	3.225778	3.262916	3.271800	3.295959
Factor de ajuste inflacionario	1.040817	1.021756	1.010127	1.007384	1.000000

Las conversiones de pesos nominales a dólares pueden obtenerse utilizando los siguientes tipos de cambio (tipo de cambio fix para solventar obligaciones pagaderas en moneda extranjera):

Tipo de cambio	3T 2002	4T 2002	1T 2003	2T 2003	3T 2003	9M 2002	9M 2003
Fin de período	10.2299	10.4393	10.7889	10.4370	11.0133	10.2299	11.0133
Promedio	9.9756	10.2470	10.9094	10.3582	10.8617	9.5783	10.7098

Ciertas cantidades y porcentajes incluidos en este documento han sido objeto de ajustes por redondeo. Consecuentemente, las cifras presentadas en diferentes tablas pueden variar ligeramente y es posible que las cifras que aparezcan como total en ciertas tablas no sean una suma aritmética de las cifras que les precedan.

Los estados financieros incluidos en este reporte consolidados con los de las entidades financieras y demás sociedades que forman parte del Grupo Financiero que son susceptibles de consolidarse, se formulan de conformidad con los Criterios de Contabilidad para Sociedades Controladoras de Grupos Financieros, emitidos por la Comisión Nacional Bancaria y de Valores (CNBV) con fundamento en lo dispuesto por el artículo 30 de la Ley para Regular las Agrupaciones Financieras, de observancia general y obligatoria, aplicados de manera consistente con los últimos estados financieros anuales, encontrándose reflejadas las operaciones efectuadas por la sociedad controladora y las entidades financieras y demás sociedades que forman parte del Grupo Financiero que son susceptibles de consolidarse hasta la fecha mencionada, las cuales se realizaron y valuaron con apego a sanas prácticas y a las disposiciones legales y administrativas aplicables.

Siguiendo las reglas de la circular 1489 de la CNBV, los estados financieros de Grupo Financiero BBVA Bancomer han sido preparados en forma consolidada. Las compañías consolidadas incluyen: Bancomer, Bancomer Servicios, Casa de Bolsa Bancomer, GFB Servicios, Bancomer Servicios Administrativos y Bancomer Gestión.

Los estados financieros del Negocio Bancario han sido preparados, de conformidad con la circular 1488, también en base consolidada. Las subsidiarias consolidadas son: Desitel y Sistemas, Bancomer Transfer Services, Aerocer, Mercury Bank and Trust, Bancomer Foreign Exchange, Bancomer Payment Services, Bancomer Financial Services, Afore Bancomer y Opción Volcán.

La información financiera contenida en este reporte está basada en estados financieros no auditados de GFBB y cada una de sus subsidiarias y ha sido preparada de acuerdo con las reglas y principios contables establecidos por las autoridades regulatorias mexicanas.

GFBB calcula el ROAE como utilidad neta anual o trimestral anualizada dividida entre el promedio de la observación inicial y final del capital contable del período.

Estados Financieros

Grupo Financiero BBVA Bancomer

- Balance General Consolidado
- Cuentas de Orden Consolidado
- Estado de Resultados Consolidado
- Estado de Cambios en la Situación Financiera Consolidado
- Estado de Variaciones en el Capital Contable Consolidado

Negocio Bancario

- Balance General
- Cuentas de Orden
- Estado de Resultados
- Notas Condensadas

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
BALANCE GENERAL CONSOLIDADO

Expresado en moneda de poder adquisitivo de septiembre de 2003

Grupo Financiero BBVA Bancomer Activo Millones de pesos	Sep 2002	Dic 2002	Mar 2003	Jun 2003	Sep 2003
Disponibilidades	56,070	72,879	62,665	60,948	80,116
Inversiones en valores	**80,141**	**64,937**	**111,892**	**96,866**	**98,821**
Títulos para negociar	53,087	38,544	74,815	56,499	51,517
Títulos disponibles para la venta	5,029	4,894	4,548	4,744	5,899
Títulos conservados a vencimiento	22,025	21,499	32,529	35,623	41,405
Operaciones con valores y derivadas	**84**	**219**	**303**	**159**	**323**
Saldos deudores en operaciones de reporto	42	178	217	116	271
Operaciones con instrumentos financieros y derivados	41	36	74	32	38
Valores no asignados por liquidar	1	5	12	11	14
Cartera de crédito vigente	**241,075**	**241,664**	**235,065**	**236,759**	**238,327**
Crédito comercial	68,414	68,780	64,724	65,544	65,043
Crédito a entidades financieras	0	0	0	1,447	1,539
Crédito al consumo	19,746	20,616	20,287	21,660	23,061
Crédito a la vivienda	42,210	40,799	38,034	37,305	36,787
Crédito a entidades gubernamentales	30,181	31,889	32,393	30,900	32,182
Crédito al FOBAPROA o IPAB	80,524	79,580	79,627	79,903	79,715
Cartera de crédito vencida	**12,055**	**11,191**	**12,166**	**11,097**	**9,346**
Crédito comercial	5,178	4,794	4,570	3,783	2,427
Crédito a entidades financieras	0	0	0	1	2
Crédito al consumo	992	1,095	1,056	1,201	1,340
Crédito a la vivienda	5,885	5,302	6,540	6,112	5,577
Total cartera de crédito, bruta	**253,130**	**252,855**	**247,231**	**247,856**	**247,673**
Estimación preventiva para riesgos crediticios	(13,076)	(12,621)	(12,251)	(12,108)	(11,187)
Total cartera de crédito, neta	**240,054**	**240,234**	**234,980**	**235,748**	**236,486**
Otras cuentas por cobrar, neto	14,617	6,165	5,678	5,991	6,331
Bienes adjudicados, neto	3,369	3,328	3,097	3,203	2,965
Inmuebles, mobiliario y equipo, neto	15,439	15,321	14,976	14,694	14,435
Inversiones permanentes en acciones	3,285	3,203	3,491	3,643	3,584
Impuestos diferidos, neto	25,164	24,517	24,122	23,002	22,354
Otros activos	**6,386**	**6,510**	**6,307**	**6,106**	**5,933**
Crédito mercantil	5,096	5,025	4,954	4,883	4,812
Otros activos, cargos diferidos e intangibles	1,290	1,485	1,353	1,223	1,121
TOTAL ACTIVO	**444,609**	**437,313**	**467,511**	**450,360**	**471,348**

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
BALANCE GENERAL CONSOLIDADO (Continuación)
Expresado en moneda de poder adquisitivo de septiembre de 2003

Grupo Financiero BBVA Bancomer Pasivo y Capital Millones de pesos	Sep 2002	Dic 2002	Mar 2003	Jun 2003	Sep 2003
Captación tradicional	**330,636**	**323,020**	**363,174**	**323,332**	**319,571**
Depósitos de exigibilidad inmediata	142,815	153,366	149,184	147,508	147,025
Depósitos a plazo	187,821	169,654	213,990	175,824	172,546
Bonos bancarios					
Préstamos interbancarios y de otros organismos	**41,847**	**42,147**	**28,563**	**52,346**	**59,297**
De exigibilidad inmediata	0	2,150	0	2,628	7,468
De corto plazo	23,394	20,230	10,096	32,057	36,703
De largo plazo	18,453	19,767	18,467	17,661	15,126
Operaciones con valores y derivadas	**2,995**	**1,172**	**1,044**	**679**	**1,661**
Saldos acreedores en operaciones de reporto	107	225	231	202	251
Valores a entregar en operaciones de préstamo	1,890	0	0	12	1,095
Operaciones con instrumentos financieros y derivados	998	943	811	460	304
Valores no asignados por liquidar	0	4	2	5	11
Otras cuentas por pagar	**6,663**	**7,002**	**7,177**	**6,563**	**20,966**
ISR Y PTU por pagar	496	600	305	335	527
Acreedores diversos y otras cuentas por pagar	6,167	6,402	6,872	6,228	20,439
Obligaciones subordinadas en circulación	**5,545**	**5,348**	**5,523**	**5,224**	**5,427**
Créditos diferidos	**43**	**42**	**1,774**	**47**	**45**
Otros créditos diferidos	43	42	1,774	47	45
TOTAL PASIVO	**387,729**	**378,731**	**407,255**	**388,191**	**406,967**
Capital contribuido	**68,747**	**68,746**	**41,858**	**41,858**	**41,858**
Capital social	2,935	2,934	7,750	7,750	7,750
Prima en venta de acciones	65,812	65,812	34,108	34,108	34,108
Capital ganado	**(17,649)**	**(15,985)**	**12,594**	**14,662**	**16,534**
Reservas de capital	7,712	7,712	6,324	6,324	6,325
Resultado de ejercicios anteriores	(5,004)	(5,228)	6,806	6,806	6,806
Resultado por valuación de títulos disponibles para la venta	(2,196)	(2,187)	(2,279)	(275)	(269)
Resultado por conversión de operaciones extranjeras	25	30	0	0	0
Insuficiencia en la actualización del capital contable	(22,190)	(22,189)	0	0	0
Resultado por tenencia de activos no monetarios	(961)	(929)	0	(1,814)	(1,779)
Resultado neto	4,965	6,806	1,743	3,621	5,451
Total capital contable mayoritario	**51,098**	**52,761**	**54,452**	**56,520**	**58,392**
Interés minoritario en subsidiarias	458	487	354	391	482
Interes minoritario en notas de capital	5,324	5,334	5,450	5,258	5,507
TOTAL CAPITAL CONTABLE	**56,880**	**58,582**	**60,256**	**62,169**	**64,381**
TOTAL PASIVO Y CAPITAL CONTABLE	**444,609**	**437,313**	**467,511**	**450,360**	**471,348**

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
BALANCE GENERAL CONSOLIDADO (Cuentas de Orden)

Expresado en moneda de poder adquisitivo de septiembre de 2003

Grupo Financiero BBVA Bancomer Cuentas de orden Millones de pesos			
OPERACIONES POR CUENTA DE TERCEROS		**OPERACIONES POR CUENTA PROPIA**	
Clientes cuentas corrientes	**2,908**	**Cuentas de riesgo propias**	**466,525**
Bancos de clientes	2	Avales otorgados	38
Liquidación de operaciones de clientes	2,906	Otras obligaciones contingentes	2,533
Premios de clientes	0	Apertura de créditos irrevocables	9,761
Valores de clientes	**183,119**	Bienes en fideicomiso o mandato	367,768
Valores de clientes recibidos en custodia	183,016	Bienes en custodia o en administración	48,224
Valores y documentos recibidos en garantía	103	Montos comprometidos en operaciones con FOBAPROA/IPAB	37,578
Operaciones por cuenta de clientes	**4,318**	Valores de la sociedad entregados en custodia	93
Operaciones de reporto de clientes	4,312	Valores gubernamentales de la sociedad entregados en custodia	517
Títulos dados en préstamo (prestamista)	3	Valores de la sociedad entregados en garantía	13
Operaciones de compra (precio de la opción)	3	**Operaciones de reporto**	**20**
Operaciones de banca de inversión por cuenta de terceros (neto)	19,407	Títulos a recibir por reporto	156,355
Totales por cuenta de terceros	**209,752**	(Menos) Acreedores por reporto	(156,146)
Capital social histórico	**1,020**	Deudores por reporto	94,447
		(Menos) Títulos a entregar por reporto	(94,636)
		Total por cuenta propia	**466,545**
		Acciones entregadas en custodia	17,963,462,908

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
ESTADO DE RESULTADOS CONSOLIDADO

Expresado en moneda de poder adquisitivo de septiembre de 2003

Grupo Financiero BBVA Bancomer Estado de resultados Millones de pesos	3T 2002	4T 2002	1T 2003	2T 2003	3T 2003	9M 2002	9M 2003
Ingesos por intereses	12,404	13,462	13,458	12,319	10,803	36,484	36,580
Gastos por intereses	(7,547)	(8,457)	(8,480)	(7,087)	(5,881)	(22,669)	(21,448)
Margen financiero antes de resultado por posición monetaria	**4,857**	**5,005**	**4,978**	**5,232**	**4,922**	**13,815**	**15,132**
Resultado por posición monetaria	175	241	120	38	18	641	176
Margen financiero	**5,032**	**5,246**	**5,098**	**5,270**	**4,940**	**14,456**	**15,308**
Estimación preventiva para riesgos crediticios	(698)	(792)	(1,024)	(1,081)	(1,078)	(1,964)	(3,183)
Margen financiero ajustado por riesgos crediticios	**4,334**	**4,454**	**4,074**	**4,189**	**3,862**	**12,492**	**12,125**
Ingreso no financiero	**3,255**	**3,282**	**3,340**	**3,916**	**3,822**	**10,217**	**11,078**
Comisiones y tarifas cobradas	3,823	3,579	3,752	3,611	4,300	10,621	11,663
Comisiones y tarifas pagadas	(497)	(443)	(435)	(448)	(488)	(1,356)	(1,371)
Comisiones y tarifas, neto	**3,326**	**3,136**	**3,317**	**3,163**	**3,812**	**9,265**	**10,292**
Resultado por intermediación	(71)	146	23	753	10	952	786
Ingresos totales de la operación	**7,589**	**7,736**	**7,414**	**8,105**	**7,684**	**22,709**	**23,203**
Gastos de administración y promoción	(4,667)	(4,719)	(4,557)	(4,681)	(4,742)	(14,203)	(13,980)
Resultado de la operación	**2,922**	**3,017**	**2,857**	**3,424**	**2,942**	**8,506**	**9,223**
Otros productos (gastos), neto	(33)	(4)	(145)	(362)	(22)	(226)	(529)
Resultado por posición monetaria	(133)	(261)	(239)	(211)	(118)	(614)	(568)
Resultado antes de impuesto sobre la renta y participación de los trabajadores en la utilidad	**2,756**	**2,752**	**2,473**	**2,851**	**2,802**	**7,666**	**8,126**
ISR y PTU causado	(214)	(84)	(210)	(115)	(210)	(524)	(535)
ISR Y PTU diferido	(620)	(786)	(428)	(860)	(699)	(1,784)	(1,987)
Resultado antes de participación en el resultado de subsidiarias y asociadas	**1,922**	**1,882**	**1,835**	**1,876**	**1,893**	**5,358**	**5,604**
Participación en el resultado de subsidiarias y asociadas	(58)	(6)	(8)	39	28	(195)	59
Resultado por operaciones continuas	**1,864**	**1,876**	**1,827**	**1,915**	**1,921**	**5,163**	**5,663**
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables, neto	0	0	0	0	0	0	0
Utilidad neta antes de interés minoritario	**1,864**	**1,876**	**1,827**	**1,915**	**1,921**	**5,163**	**5,663**
Interés minoritario	(84)	(35)	(84)	(37)	(91)	(198)	(212)
Utilidad neta	**1,780**	**1,841**	**1,743**	**1,878**	**1,830**	**4,965**	**5,451**

El cuadro anterior incorpora los asientos contables derivados de la operación de venta de la posición accionaria en Far-Ben realizada en 2T02 que a continuación se presentan:

Resultados	Monto
Resultado por posición monetaria	(125)
Valuación	(258)
Impuesto diferido	164
Efecto total neto	(219)

Capital contable	Monto
Resultado por posición monetaria	125
Valuación	258
Impuesto diferido	(91)
Resultados	(219)
Efecto total neto	74

Para facilitar la comparación, en la siguiente página se presenta el Estado de Resultados de Grupo Financiero BBVA Bancomer y Subsidiarias ajustado por los asientos descritos, cuyo efecto neto se presenta como partida extraordinaria.

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
ESTADO DE RESULTADOS CONSOLIDADO

Expresado en moneda de poder adquisitivo de septiembre de 2003

AJUSTADO POR LOS ASIENTOS DERIVADOS DE LA VENTA DE TITULOS DISPONIBLES PARA LA VENTA DESCRITA EN LA PAGINA ANTERIOR

Grupo Financiero BBVA Bancomer Estado de resultados Millones de pesos	3T 2002	4T 2002	1T 2003	2T 2003	3T 2003	9M 2002	9M 2003
Ingesos por intereses	12,404	13,462	13,458	12,319	10,803	36,484	36,580
Gastos por intereses	(7,547)	(8,457)	(8,480)	(7,087)	(5,881)	(22,669)	(21,448)
Margen financiero antes de resultado por posición monetaria	**4,857**	**5,005**	**4,978**	**5,232**	**4,922**	**13,815**	**15,132**
Resultado por posición monetaria	175	241	120	38	18	641	176
Margen financiero	**5,032**	**5,246**	**5,098**	**5,270**	**4,940**	**14,456**	**15,308**
Estimación preventiva para riesgos crediticios	(698)	(792)	(1,024)	(1,081)	(1,078)	(1,964)	(3,183)
Margen financiero ajustado por riesgos crediticios	**4,334**	**4,454**	**4,074**	**4,189**	**3,862**	**12,492**	**12,125**
Ingreso no financiero	**3,255**	**3,282**	**3,340**	**3,916**	**3,822**	**10,475**	**11,078**
Comisiones y tarifas cobradas	3,823	3,579	3,752	3,611	4,300	10,621	11,663
Comisiones y tarifas pagadas	(497)	(443)	(435)	(448)	(488)	(1,356)	(1,371)
Comisiones y tarifas, neto	**3,326**	**3,136**	**3,317**	**3,163**	**3,812**	**9,265**	**10,292**
Resultado por intermediación	(71)	146	23	753	10	1,210	786
Ingresos totales de la operación	**7,589**	**7,736**	**7,414**	**8,105**	**7,684**	**22,967**	**23,203**
Gastos de administración y promoción	(4,667)	(4,719)	(4,557)	(4,681)	(4,742)	(14,203)	(13,980)
Resultado de la operación	**2,922**	**3,017**	**2,857**	**3,424**	**2,942**	**8,764**	**9,223**
Otros productos (gastos), neto	(33)	(4)	(145)	(362)	(22)	(226)	(529)
Resultado por posición monetaria	(133)	(261)	(239)	(211)	(118)	(489)	(568)
Resultado antes de impuesto sobre la renta y participación de los trabajadores en la utilidad	**2,756**	**2,752**	**2,473**	**2,851**	**2,802**	**8,049**	**8,126**
ISR y PTU causado	(214)	(84)	(210)	(115)	(210)	(524)	(535)
ISR Y PTU diferido	(620)	(786)	(428)	(860)	(699)	(1,948)	(1,987)
Resultado antes de participación en el resultado de subsidiarias y asociadas	**1,922**	**1,882**	**1,835**	**1,876**	**1,893**	**5,577**	**5,604**
Participación en el resultado de subsidiarias y asociadas	(58)	(6)	(8)	39	28	(195)	59
Resultado por operaciones continuas	**1,864**	**1,876**	**1,827**	**1,915**	**1,921**	**5,382**	**5,663**
Operaciones discontinuas, partidas extraordinarias y cambios en políticas contables, neto	0	0	0	0	0	(219)	0
Utilidad neta antes de interés minoritario	**1,864**	**1,876**	**1,827**	**1,915**	**1,921**	**5,163**	**5,663**
Interés minoritario	(84)	(35)	(84)	(37)	(91)	(198)	(212)
Utilidad neta	**1,780**	**1,841**	**1,743**	**1,878**	**1,830**	**4,965**	**5,451**

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA CONSOLIDADO
DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2003

Expresado en moneda de poder adquisitivo de septiembre de 2003

Grupo Financiero BBVA Bancomer Estado de cambios en la situación financiera Millones de pesos	
Actividades de operación	
Resultado antes de interés minoritario	5,663
Más (menos) cargos (créditos) a resultados que no requirieron (generaron) recursos	
Resultados por valuación a valor razonable	(403)
Estimación preventiva para riesgos crediticios	3,183
Depreciación y amortización	1,200
Impuestos diferidos	1,987
Provisión para obligaciones diversas	113
Participación en el resultado de subsidiarias y asociadas	(59)
	11,684
Disminución (aumento) de partidas relacionadas con la operación	
Disminución (aumento) en captación tradicional	(3,450)
Disminución de cartera de crédito	566
Disminución (aumento) en operaciones de tesorería (inversiones en valores y operaciones con valores)	(32,642)
Disminución en operaciones con instrumentos financieros derivados con fines de negociación	(395)
Aumento en préstamos interbancarios y de otros organismos	17,151
Recursos generados por la operación	**(7,086)**
Actividades de financiamiento	
Obligaciones subordinadas en circulación	80
Pago de dividendos en efectivo de AFORE Bancomer (cap.minoritario)	(218)
Capital contable	37
Interés minoritario en emisión de notas de capital	173
Recursos (utilizados) generados en actividades de financiamiento	**72**
Actividades de Inversión	
Adiciones de activo fijo, neto de retiros	(187)
Disminución en inversiones permanentes en acciones	(70)
Disminución en bienes adjudicados	363
Otros activos, otros pasivos, cargos y créditos diferidos, neto	14,145
Recursos (utilizados) generados en actividades de inversión	**14,251**
Aumento de efectivo y equivalentes	7,237
Efectivo y equivalentes al principio del período	72,879
Efectivo y equivalentes al final del período	**80,116**

GRUPO FINANCIERO BBVA BANCOMER Y SUBSIDIARIAS
ESTADO DE VARIACIONES EN EL CAPITAL CONTABLE CONSOLIDADO
DEL 1 DE ENERO AL 30 DE SEPTIEMBRE DE 2003

Expresado en moneda de poder adquisitivo de septiembre de 2003

Grupo Financiero BBVA Bancomer
Estado de variaciones en el capital contable
Millones de pesos

	CAPITAL CONTABLE MAYORITARIO											
	Capital Contribuido		Capital Ganado									
	Capital social	Prima en venta de acciones	Reservas de capital	Resultado ejercicios anteriores	Resultado valuación de títulos	Resultado conversión operaciones extranjeras	Insuficiencia actualización capital contable	Resultado tenencia activos no monetarios	Resultado neto	Interés minoritario subsidiarias	Interés minoritario notas de capital	Total capital contable
Saldos al 31 de diciembre de 2002	2,934	65,812	7,712	(5,228)	(2,187)	30	(22,189)	(929)	6,806	487	5,334	58,582
Movimientos inherentes a decisiones de accionistas												
Capital mayoritario												
Amortización de resultado de ejercicios anteriores		(2,721)		2,721								0
Capitalización de la actualización	4,816	(28,983)	(1,387)	2,477			22,189	888				0
Traspaso del resultado del ejercicio 2002				6,806					(6,806)			0
Capital minoritario												
Pago de dividendos Afore Bancomer										(217)		(217)
Total	4,816	(31,704)	(1,387)	12,004	0	0	22,189	888	(6,806)	(217)	0	(217)
Movimientos inherentes al reconocimiento de la utilidad integral												
Resultado del ejercicio									5,451	212		5,663
Erosión monetaria de notas de capital											173	173
Resultado por tenencia de activos no monetarios								91				91
Resultado por valuación de títulos disponibles para la venta					89							89
Resultado por conversión de subs. extranjeras				30		(30)						0
Reclasificación del reporno de títulos disponibles para la venta					1,829			(1,829)				0
Total	0	0	0	30	1,918	(30)	0	(1,738)	5,451	212	173	6,016
Saldos al 30 de septiembre de 2003	7,750	34,108	6,325	6,806	(269)	0	0	(1,779)	5,451	482	5,507	64,381

Grupo Financiero
BBVA Bancomer

NEGOCIO BANCARIO CON SUBSIDIARIAS
BALANCE GENERAL

Expresado en moneda de poder adquisitivo de septiembre de 2003

Negocio Bancario BBVA Bancomer Activo Millones de pesos	Sep 2002	Dic 2002	Mar 2003	Jun 2003	Sep 2003
Disponibilidades	55,987	72,932	62,608	60,883	80,040
Inversiones en valores	**79,573**	**64,737**	**111,723**	**96,646**	**98,105**
Títulos para negociar	52,519	38,344	74,646	56,279	50,801
Títulos disponibles para la venta	5,029	4,894	4,548	4,744	5,899
Títulos conservados a vencimiento	22,025	21,499	32,529	35,623	41,405
Operaciones con valores y derivadas	**84**	**219**	**304**	**158**	**323**
Saldos deudores en operaciones de reporto	42	178	218	116	271
Operaciones con instrumentos financieros y derivados	41	36	74	32	38
Valores no asignados por liquidar	1	5	12	10	14
Cartera de crédito vigente	**241,074**	**241,664**	**235,071**	**236,765**	**238,332**
Crédito comercial	68,413	68,780	64,724	65,544	65,043
Créditos a entidades financieras	0	0	0	1,447	1,539
Crédito al consumo	19,746	20,616	20,287	21,660	23,061
Crédito a la vivienda	42,210	40,799	38,040	37,311	36,793
Crédito a entidades gubernamentales	30,181	31,889	32,393	30,900	32,182
Crédito al FOBAPROA o IPAB	80,524	79,580	79,627	79,903	79,714
Cartera de crédito vencida	**12,055**	**11,191**	**12,165**	**11,097**	**9,346**
Crédito comercial	5,178	4,794	4,569	3,783	2,427
Créditos a entidades financieras	0	0	0	1	2
Crédito al consumo	992	1,095	1,056	1,201	1,340
Crédito a la vivienda	5,885	5,302	6,540	6,112	5,577
Total cartera de crédito, bruta	**253,129**	**252,856**	**247,236**	**247,862**	**247,678**
Estimación preventiva para riesgos crediticios	(13,076)	(12,621)	(12,251)	(12,108)	(11,187)
Total cartera de crédito, neta	**240,053**	**240,234**	**234,985**	**235,754**	**236,491**
Otras cuentas por cobrar, neto	14,494	5,997	5,489	5,807	6,127
Bienes adjudicados, neto	3,369	3,328	3,097	3,203	2,965
Inmuebles, mobiliario y equipo, neto	15,429	15,310	14,961	14,679	14,420
Inversiones permanentes en acciones	1,937	1,753	2,110	2,145	1,963
Impuestos diferidos, neto	24,934	24,286	23,896	22,790	22,159
Otros activos	**2,973**	**3,134**	**2,980**	**2,829**	**2,704**
Crédito mercantil	1,683	1,659	1,636	1,613	1,590
Otros activos, cargos diferidos e intangibles	1,290	1,475	1,344	1,216	1,114
TOTAL ACTIVO	**438,833**	**431,930**	**462,153**	**444,894**	**465,297**

NEGOCIO BANCARIO CON SUBSIDIARIAS
BALANCE GENERAL (Continuación)

Expresado en moneda de poder adquisitivo de septiembre de 2003

Negocio Bancario BBVA Bancomer Pasivo y Capital Millones de pesos	Sep 2002	Dic 2002	Mar 2003	Jun 2003	Sep 2003
Captación tradicional	**331,868**	**324,770**	**365,017**	**325,213**	**321,021**
Depósitos de exigibilidad inmediata	142,844	153,475	149,192	147,513	147,034
Depósitos a plazo	189,024	171,295	215,825	177,700	173,987
Bonos bancarios	0	0	0	0	0
Préstamos interbancarios y de otros organismos	**41,847**	**42,147**	**28,562**	**52,346**	**59,297**
De exigibilidad inmediata	0	2,150	0	2,628	7,468
De corto plazo	23,394	20,230	10,095	32,057	36,703
De largo plazo	18,453	19,767	18,467	17,661	15,126
Operaciones con valores y derivadas	**2,995**	**1,172**	**1,045**	**678**	**1,661**
Saldos acreedores en operaciones de reporto	107	225	232	202	251
Valores a entregar en operaciones de préstamo	1,890	0	0	12	1,095
Operaciones con instrumentos financieros y derivados	998	943	811	459	304
Valores no asignados por liquidar	0	4	2	5	11
Otras cuentas por pagar	**6,474**	**6,761**	**7,777**	**7,163**	**21,547**
ISR Y PTU por pagar	488	544	236	304	484
Acreedores diversos y otras cuentas por pagar	5,986	6,217	7,541	6,859	21,063
Obligaciones subordinadas en circulación	**5,545**	**5,348**	**5,523**	**5,224**	**5,427**
Créditos diferidos	**43**	**42**	**1,774**	**46**	**45**
Otros créditos diferidos	**43**	**42**	**1,774**	**46**	**45**
TOTAL PASIVO	**388,772**	**380,240**	**409,698**	**390,670**	**408,998**
Capital contribuido	**32,784**	**32,785**	**31,887**	**31,887**	**31,889**
Capital social	15,003	15,003	16,680	16,680	16,681
Prima en venta de acciones	17,781	17,782	15,207	15,207	15,208
Obligaciones subordinadas de conversión obligatoria	0	0	0	0	0
Capital ganado	**11,498**	**13,084**	**14,765**	**16,688**	**18,421**
Reservas de capital	8,489	8,491	4,255	4,254	4,254
Resultado de ejercicios anteriores	4,634	4,409	11,063	9,237	9,236
Resultado por valuación de títulos disponibles para la venta	(2,144)	(2,125)	(2,212)	(226)	(237)
Resultado por conversión de operaciones extranjeras	25	30	0	0	0
Insuficiencia en la actualización del capital contable	(3,616)	(3,613)	0	0	0
Resultado por tenencia de activos no monetarios	(574)	(551)	0	21	67
Resultado neto	4,684	6,443	1,659	3,402	5,101
Total capital contable mayoritario	**44,282**	**45,869**	**46,652**	**48,575**	**50,310**
Interés minoritario en subsidiarias	455	487	354	391	482
Interes minoritario en notas de capital	5,324	5,334	5,449	5,258	5,507
TOTAL CAPITAL CONTABLE	**50,061**	**51,690**	**52,455**	**54,224**	**56,299**
TOTAL PASIVO Y CAPITAL CONTABLE	**438,833**	**431,930**	**462,153**	**444,894**	**465,297**

NEGOCIO BANCARIO CON SUBSIDIARIAS
BALANCE GENERAL (Cuentas de Orden)
Expresado en moneda de poder adquisitivo de septiembre de 2003

Negocio Bancario BBVA Bancomer **Cuentas de orden** Millones de pesos	
Avales otorgados	38
Aperturas de créditos irrevocables	9,761
Bienes en fideicomiso o mandato	367,767
Bienes en custodia o administración	48,224
Otras obligaciones contingentes	2,533
Montos comprometidos en operaciones con FOBAPROA o IPAB	37,578
Operaciones de banca de inversión por cuenta de terceros (neto)	19,407
	485,309
Títulos a recibir por reporto	167,648
(Menos) Acreedores por reporto	167,434
	213
Deudores por reporto	105,735
(Menos) Títulos a entregar por reporto	105,928
	(193)

Grupo Financiero
BBVA Bancomer

NEGOCIO BANCARIO CON SUBSIDIARIAS
BALANCE GENERAL

Expresado en moneda de poder adquisitivo de septiembre de 2003

Millones de Pesos	Bancomer	Bancomer Servicios
Disponibilidades	80,040	44
Inversiones en valores	**94,508**	**3,597**
Títulos para negociar	47,370	3,431
Títulos disponibles para la venta	5,733	166
Títulos conservados a vencimiento	41,405	0
Operaciones con valores y derivados	**327**	**9**
Saldos deudores en operaciones de reportos	275	9
Operaciones con instrumentos derivados	38	0
Valores no asignados por liquidar	14	0
Cartera de crédito vigente	**238,332**	**0**
Créditos comerciales	65,043	0
Créditos a entidades financieras	1,539	0
Créditos al consumo	23,061	0
Créditos a la vivienda	36,793	0
Créditos a entidades gubernamentales	32,182	0
Créditos al Fobaproa o al IPAB	79,714	0
Cartera de crédito vencida	**9,346**	**0**
Créditos comerciales	2,427	0
Créditos a entidades financieras	2	0
Créditos al consumo	1,340	0
Créditos a la vivienda	5,577	0
Total Cartera de crédito (bruta)	**247,678**	**0**
Estimación preventiva para riesgos crediticios	(11,187)	0
Total Cartera de crédito (neta)	**236,491**	**0**
Otras cuentas por cobrar (neto)	6,014	262
Bienes adjudicados	2,737	228
Inmuebles, mobiliario y equipo (neto)	14,371	49
Inversiones permanentes en acciones	1,874	89
Impuestos diferidos (neto)	19,874	2,285
Otros activos	**2,704**	**0**
Otros activos, cargos diferidos e intangibles	1,114	0
Crédito mercantil	1,590	0
TOTAL ACTIVO	**458,940**	**6,563**
Captación	**321,065**	**0**
Depósitos de exigibilidad inmediata	147,078	0
Depósitos a plazo	173,987	0
Préstamos interbancarios y de otros organismos	**59,297**	**0**
De exigibilidad inmediata	7,468	0
De corto plazo	36,703	0
De largo plazo	15,126	0
Operaciones con valores y derivados	**1,670**	**4**
Saldos acreedores en operaciones de reporto	260	4
Valores a entregar en operaciones de prestamo	1,095	0
Operaciones con instrumentos derivados	304	0
Valores no asignados por liquidar	11	0
Otras cuentas por pagar	**20,695**	**1,000**
ISR y PTU por pagar	484	0
Acreedores diversos y otras cuentas por pagar	20,211	1,000
Obligaciones subordinadas en circulación	**5,427**	**0**
Créditos diferidos	**30**	**15**
TOTAL PASIVO	**408,184**	**1,019**
Capital contribuido	**27,499**	**4,390**
Capital social	12,315	4,366
Prima en suscripción de acciones	15,184	24
Capital ganado	**17,268**	**1,154**
Reservas de capital	3,800	454
Resultado de ejercicios anteriores	9,252	(15)
Resultado por valuación de títulos disponibles para la venta	(237)	0
Resultado por tenencia de activos no monetarios	71	(4)
Resultado neto	4,382	719
Capital contable mayoritario	**44,767**	**5,544**
Interés minoritario de notas de capital	5,507	0
Interés minoritario de subsidiarias	482	
TOTAL CAPITAL CONTABLE	**50,756**	**5,544**

NEGOCIO BANCARIO CON SUBSIDIARIAS
ESTADO DE RESULTADOS

Expresado en moneda de poder adquisitivo de septiembre de 2003

Negocio Bancario BBVA Bancomer con Subsidiarias Estado de Resultados Millones de Pesos	3T 2002	4T 2002	1T 2003	2T 2003	3T 2003	9M 2002	9M 2003
Ingreso por intereses	12,403	13,460	13,456	12,302	10,807	36,476	36,565
Gasto por intereses	(7,569)	(8,481)	(8,511)	(7,118)	(5,911)	(22,734)	(21,540)
Margen financiero neto antes de resultado monetario	**4,834**	**4,979**	**4,945**	**5,184**	**4,896**	**13,742**	**15,025**
Resultado por posición monetaria neto (margen financiero)	198	273	141	44	34	703	219
Margen financiero	**5,032**	**5,252**	**5,086**	**5,228**	**4,930**	**14,445**	**15,244**
Estimación preventiva para riesgos crediticios	(699)	(791)	(1,025)	(1,081)	(1,077)	(1,964)	(3,183)
Margen financiero ajustado por riesgos crediticios	**4,333**	**4,461**	**4,061**	**4,147**	**3,853**	**12,481**	**12,061**
Ingreso no financiero	**3,119**	**3,142**	**3,210**	**3,777**	**3,649**	**9,764**	**10,636**
Comisiones y tarifas cobradas	3,711	3,478	3,644	3,490	4,141	10,260	11,275
Comisiones y tarifas pagadas	(505)	(450)	(436)	(464)	(492)	(1,383)	(1,392)
Comisiones y tarifas, neto	3,206	3,028	3,208	3,026	3,649	8,877	9,883
Resultado por intermediación	(87)	114	2	751	0	887	753
Ingresos totales de la operación	**7,452**	**7,603**	**7,271**	**7,924**	**7,502**	**22,245**	**22,697**
Gastos de administración y promoción	(4,592)	(4,605)	(4,469)	(4,611)	(4,656)	(13,944)	(13,736)
Resultado de la operación	**2,860**	**2,998**	**2,802**	**3,313**	**2,846**	**8,301**	**8,961**
Otros productos(gastos), neto	(23)	(16)	(142)	(351)	(21)	(227)	(514)
Resultado por posición monetaria neto (otros)	(134)	(259)	(239)	(211)	(110)	(612)	(560)
Resultado antes de impuestos sobre la renta y participación de los trabajadores en la utilidad	**2,703**	**2,723**	**2,421**	**2,751**	**2,715**	**7,462**	**7,887**
ISR y PTU causado	(201)	(83)	(193)	(85)	(207)	(463)	(485)
ISR y PTU diferido	(620)	(777)	(428)	(861)	(663)	(1,784)	(1,952)
Resultado antes de participación en						**0**	**0**
el resultado de subsidiarias y asociadas	**1,882**	**1,863**	**1,800**	**1,805**	**1,845**	**5,215**	**5,450**
Participación en el result. de subsidiarias y asociadas	(127)	(72)	(58)	(23)	(56)	(331)	(137)
Resultado por operaciones continuas	**1,755**	**1,791**	**1,742**	**1,782**	**1,789**	**4,884**	**5,313**
Operaciones discontinuas, partidas extrberdinarias						0	0
y cambios en políticas contables, neto	0	0	0	0	0	0	0
Utilidad neta antes de interés minoritario	**1,755**	**1,791**	**1,742**	**1,782**	**1,789**	**4,884**	**5,313**
Interés minoritario	(87)	(32)	(83)	(38)	(91)	(200)	(212)
Utilidad neta	**1,668**	**1,759**	**1,659**	**1,744**	**1,698**	**4,684**	**5,101**

El cuadro anterior incorpora los asientos contables derivados de la operación de venta de la posición accionaria en Far-Ben realizada en 2T02 que a continuación se presentan:

Resultados	Monto
Resultado por posición monetaria	(125)
Valuación	(258)
Impuesto diferido	164
Efecto total neto	(219)

Capital contable	Monto
Resultado por posición monetaria	125
Valuación	258
Impuesto diferido	(91)
Resultados	(219)
Efecto total neto	74

Para facilitar la comparación, en la siguiente página se presenta el Estado de Resultados del Negocio Bancario y Subsidiarias ajustado por los asientos descritos, cuyo efecto neto se presenta como partida extraordinaria.

NEGOCIO BANCARIO CON SUBSIDIARIAS
ESTADO DE RESULTADOS

Expresado en moneda de poder adquisitivo de septiembre de 2003

AJUSTADO POR LOS ASIENTOS DERIVADOS DE LA VENTA DE TITULOS DISPONIBLES PARA LA VENTA DESCRITA EN LA PAGINA ANTERIOR

Negocio Bancario BBVA Bancomer con Subsidiarias Estado de Resultados Millones de Pesos	3T 2002	4T 2002	1T 2003	2T 2003	3T 2003	9M 2002	9M 2003
Ingreso por intereses	12,403	13,460	13,456	12,302	10,807	36,476	36,565
Gasto por intereses	(7,569)	(8,481)	(8,511)	(7,118)	(5,911)	(22,734)	(21,540)
Margen financiero neto antes de resultado monetario	**4,834**	**4,979**	**4,945**	**5,184**	**4,896**	**13,742**	**15,025**
Resultado por posición monetaria neto (margen financiero)	198	273	141	44	34	703	219
Margen financiero	**5,032**	**5,252**	**5,086**	**5,228**	**4,930**	**14,445**	**15,244**
Estimación preventiva para riesgos crediticios	(699)	(791)	(1,025)	(1,081)	(1,077)	(1,964)	(3,183)
Margen financiero ajustado por riesgos crediticios	**4,333**	**4,461**	**4,061**	**4,147**	**3,853**	**12,481**	**12,061**
Ingreso no financiero	**3,119**	**3,142**	**3,210**	**3,777**	**3,649**	**10,023**	**10,636**
Comisiones y tarifas cobradas	3,711	3,478	3,644	3,490	4,141	10,260	11,275
Comisiones y tarifas pagadas	(505)	(450)	(436)	(464)	(492)	(1,383)	(1,392)
Comisiones y tarifas, neto	3,206	3,028	3,208	3,026	3,649	8,877	9,883
Resultado por intermediación	(87)	114	2	751	0	1,146	753
Ingresos totales de la operación	**7,452**	**7,603**	**7,271**	**7,924**	**7,502**	**22,504**	**22,697**
Gastos de administración y promoción	(4,592)	(4,605)	(4,469)	(4,611)	(4,656)	(13,944)	(13,736)
Resultado de la operación	**2,860**	**2,998**	**2,802**	**3,313**	**2,846**	**8,560**	**8,961**
Otros productos(gastos), neto	(23)	(16)	(142)	(351)	(21)	(227)	(514)
Resultado por posición monetaria neto (otros)	(134)	(259)	(239)	(211)	(110)	(489)	(560)
Resultado antes de impuestos sobre la renta y participación de los trabajadores en la utilidad	**2,703**	**2,723**	**2,421**	**2,751**	**2,715**	**7,844**	**7,887**
ISR y PTU causado	(201)	(83)	(193)	(85)	(207)	(463)	(485)
ISR y PTU diferido	(620)	(777)	(428)	(861)	(663)	(1,947)	(1,952)
Resultado antes de participación en el resultado de subsidiarias y asociadas	**1,882**	**1,863**	**1,800**	**1,805**	**1,845**	**5,434**	**5,450**
Participación en el result. de subsidiarias y asociadas	(127)	(72)	(58)	(23)	(56)	(331)	(137)
Resultado por operaciones continuas	**1,755**	**1,791**	**1,742**	**1,782**	**1,789**	**5,103**	**5,313**
Operaciones discontinuas, partidas extrberdinarias y cambios en políticas contables, neto	0	0	0	0	0	0 (219)	0 0
Utilidad neta antes de interés minoritario	**1,755**	**1,791**	**1,742**	**1,782**	**1,789**	**4,884**	**5,313**
Interés minoritario	(87)	(32)	(83)	(38)	(91)	(200)	(212)
Utilidad neta	**1,668**	**1,759**	**1,659**	**1,744**	**1,698**	**4,684**	**5,101**

Apéndice

1. Operaciones con Valores y Derivados

1.1 Saldos Deudores y Acreedores en Operaciones de Reportos

Grupo Financiero BBVA Bancomer Operaciones de reportos Millones de pesos	Gubernamental	Bancario	Total
Títulos a recibir	158,275	12,967	171,242
Acreedores por reporto	(158,526)	(12,967)	(171,493)
Títulos a entregar	(108,922)	(600)	(109,522)
Deudores por reporto	109,193	600	109,793

1.2 Operaciones con Instrumentos Financieros Derivados

Fines de Negociación

	Futuros*	
Subyacente	Compra	Venta
USD	118	13
Euro	96	-
MXN	75	-
JY	-	-
T BILL	121	796
M10	256	10
TIIE	61,341	308,140
Cetes	6,000	3,000
IPC	97	81
S&P	-	-

	Contratos Adelantados	
Subyacente	Compra	Venta
USD *	1,273	1,961
Otras divisas	29	-
Acciones	-	-
TIIE **	600	-
Libor **	-	-

	Opciones **			
	Call		Put	
Subyacente	Emitidas	Compradas	Emitidas	Compradas
USD	2,821	936	2,203	441
ADRs	-	1	-	1
Futuros de Euros	-	-	-	-
Tasas de interés	-	8,067	-	-
Swaption	2,203	-	-	-

	Swaps de Divisas *	
Divisa	Por recibir	A entregar
MXN	10,458	15,356
USD	22,170	12,504
UDI	1,539	5,512
Euros	-	320

Swaps de Tasa de Interés **	
MXN	300,290
USD	12,089
UDI	-

Swaps de Acciones	
Acciones	-

** Monto Contratado en Millones de Pesos*
*** Monto de Referencia en Millones de Pesos*

Fines de Cobertura

Contratos Adelantados *		
Subyacente	**Compra**	**Venta**
USD	67,189	105,272
Acciones	-	-

Opciones **				
	Call		Put	
Subyacente	**Emitidas**	**Compradas**	**Emitidas**	**Compradas**
USD	-	-	-	-
Tasas de interés	-	102	-	-

Swaps de Divisas *		
Divisa	***Por recibir***	***A entregar***
MXN	18,947	-
USD	-	18,596
Otras divisas	-	838

Swaps de Tasa de Interés **	
MXN	13,600
USD	4,405
UDI	144

** Monto contratado en millones de pesos*

*** Monto de referencia en millones de pesos*

2. Valor en Riesgo

2.1 Títulos para Negociar

Grupo Financiero BBVA Bancomer Valor en riesgo de títulos para negociar Millones de pesos	3T 2002	2T 2003	3T 2003
VeR 1 día	128	98	112
Ver 10 días	386	296	349

Grupo Financiero BBVA Bancomer Valor en riesgo de títulos para negociar Millones de pesos	VeR 1 Día	VeR 10 Días
Renta fija	111	348
Renta variable	6	20
Cambios	10	32
Promedio	**112**	**349**

2.2 Títulos Disponibles para la Venta

Grupo Financiero BBVA Bancomer Valor en riesgo de títulos disponibles para la venta Millones de pesos	3T 2002	2T 2003	3T 2003
VeR 1 día	83	60	56
Ver 10 días	169	145	149

Grupo Financiero BBVA Bancomer Valor en riesgo de títulos disponibles para la venta Millones de pesos	VeR 1 Día	VeR 10 Días
Renta fija	4	11
Renta variable	56	149
Promedio	**56**	**149**

3. Intermediación

Grupo Financiero BBVA Bancomer Ingresos por intermediación Millones de pesos	Resultados de los 9M03 por valuación	Resultados de los 9M03 por compraventa	TOTAL
Inversiones en valores	**105**	**687**	**792**
Renta Variable	7	(83)	**(76)**
Renta Fija	98	770	**868**
Operaciones en reporto	**88**	(68)	**20**
Operaciones con instrumentos financieros derivados	**246**	**(901)**	**(655)**
Total	**439**	**(282)**	**157**

4. Deuda

Grupo Financiero BBVA Bancomer Préstamos interbancarios y de otros organismos Millones de pesos	3T 2002	4T 2002	1T 2003	2T 2003	3T 2003
Moneda nacional	**28,271**	**27,280**	**14,898**	**36,600**	**48,690**
Tasa	7%	8%	8%	6%	5%
Moneda extranjera	**13,576**	**14,867**	**13,665**	**15,746**	**10,607**
Tasa	5%	4%	4%	4%	4%
Total	**41,847**	**42,147**	**28,563**	**52,346**	**59,297**
Tasa	7%	7%	6%	5%	5%

5. Capitalización

Grupo Financiero BBVA Bancomer Activos en riesgo Millones de pesos	Negocio Bancario Activos ponderados por riesgo	Capital requerido	Bancomer Activos ponderados por riesgo	Capital requerido	Bancomer Servicios Activos ponderados por riesgo	Capital requerido
Activos en riesgo de crédito	**176,164**	**14,093**	**173,979**	**13,918**	**2,185**	**175**
Grupo I (ponderados al 0%)						
Grupo II (ponderados al 20%)	**12,630**	**1,010**	11,931	954	699	56
Grupo III (ponderados al 100%)	**163,534**	**13,083**	162,048	12,964	1,486	119
Activos en riesgo de mercado	**71,448**	**5,716**	**71,207**	**5,697**	**241**	**19**
Operaciones en moneda nacional con tasa nominal	**48,303**	**3,864**	48,062	3,845	241	19
Operaciones en moneda nacional con tasa real o denominadas en UDIS	**1,245**	**100**	1,245	100		
Tasa de interés operaciones en moneda extranjera con tasa nominal	**8,372**	**670**	8,372	670		
Posiciones en UDIS o con rendimiento referido al INPC	**21**	**2**	21	2		
Posiciones en divisas o con rendimiento indizado al tipo de cambio	**1,368**	**109**	1,368	109		
Posiciones en acciones o con rendimiento indizado al precio de una acción o grupo de acciones	**12,139**	**971**	12,139	971		
Total con riesgo de crédito y de mercado	**247,612**	**19,809**	**245,186**	**19,615**	**2,426**	**194**

Grupo Financiero BBVA Bancomer Capital neto Millones de pesos	Negocio Bancario	Bancomer	Bancomer Servicios
Capital básico	**33,394**	**29,287**	**4,107**
Capital contable	50,313	44,768	5,545
Obligaciones subordinadas e instrumentos de capitalización	3,820	3,820	
Deducción de inversiones en instrumentos subordinados			
Deducción de inversiones en acciones de entidades financieras	(3,983)	(3,910)	(73)
Deducción de inversiones en acciones no financieras	(1,067)	(912)	(155)
Deducción de financiamientos otorgados por p/adq. de acciones del banco o entidades del grupo			
Deducción de impuestos diferidos	(13,411)	(12,201)	(1,210)
Gastos de organización y otros intangibles	(2,275)	(2,275)	
Otros activos que se restan	(3)	(3)	
Capital complementario	**5,613**	**5,613**	**0**
Obligaciones e instrumentos de capitalización	3,740	3,740	
Reservas preventivas por riesgos crediticios generales	1,873	1,873	
Deducción de títulos subordinados			
Capital neto	**39,007**	**34,900**	**4,107**

6. Obligaciones

Grupo Financiero BBVA Bancomer Obligaciones Millones de pesos	Saldo 3T03	Fecha Vencimiento	Tasa
BANCOMER-98 no convertibles	2,500	28-Sep-06	TIIE28
BANCOMER-DLLS no convertibles	1,102	21-Jun-04	LIBOR + 4
BANCOMER-DLLS no convertibles	286	28-Mar-04	LIBOR + 4
BANCOMER-DLLS no convertibles	1,267	15-May-04	LIBOR + 3.5
BANCOMER-DLLS no convertibles	110	29-May-04	LIBOR + 3.5
Intereses devengados no pagados	162		
Total	**5,427**		

7. Calificaciones de deuda

BBVA Bancomer Calificaciones de deuda	Largo Plazo		Corto Plazo		Escala Nacional
	Pesos	Moneda Extranjera	Pesos	Moneda Extranjera	
Standard & Poor's	BBB	BBB-	A-2	A-3	N.D.
Moody's	A1	A3*	P-1	P-2	Aaa.mx
Fitch	BBB	BBB-	F2	F3	AAA (mex)

** Calificación para bonos.*

8. Tenencia accionaria de GFBB por subsidiaria:

Grupo Financiero BBVA Bancomer Tenencia accionaria	3T 2002	4T 2002	1T 2003	2T 2003	3T 2003
Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Servicios	99.99%	99.99%	99.99%	99.99%	99.99%
Casa de Bolsa Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Fianzas Probursa	99.99%	99.99%	99.99%	99.99%	99.99%
Seguros Bancomer	75.01%	75.01%	75.01%	75.01%	75.01%
Pensiones Bancomer	99.99%	99.99%	99.99%	99.99%	99.99%
Preventis	75.01%	75.01%	75.01%	75.01%	75.01%
Factoraje Probursa (1)	99.99%	99.99%	99.99%	99.99%	99.99%
Casa de Cambio Probursa (1)	89.56%	89.56%	89.56%	89.56%	89.56%
GFB Servicios	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Servicios Administrativos	99.99%	99.99%	99.99%	99.99%	99.99%
Bancomer Gestión	99.99%	99.99%	99.99%	99.99%	99.99%

(1) En proceso de liquidación.

Contactos

Yvonne Ochoa Rosellini
Mauricio Cuenca Aguilar
Tel. (5255) 5621-5875
Tel. (5255) 5621-6726
Fax. (5255) 5621-3384
www.bancomer.com
investor_relations@bancomer.com

Grupo Financiero

BBVA Bancomer

October 29th, 2003

GRUPO FINANCIERO BBVA BANCOMER REPORTS NET INCOME OF $1,830 MILLION PESOS FOR THE THIRD QUARTER OF 2003 AND OF $5,451 MILLION PESOS ACCUMULATED FOR THE YEAR

BBVA BANCOMER EXPANDS ITS COMMERCIAL ACTIVITY GROWTH

- Accumulated net income for the year through September was $5,451 million pesos, 9.8% higher than for the same period of last year.
- Total capital ratio as of September 2003 was 15.8% with Tier 1 of 13.5%, compared to 12.8% and 9.7%, respectively, as of September 2002.
- Efficiency ratio for the first nine months of the year was 53.0%, improving from 57.0% a year earlier.
- Performing loans without restructured loans in UDIs showed year on year growth mainly in the consumer portfolio with a 16.8% increase and in the commercial portfolio in pesos with a balance 12.2% higher.
- Non performing loans decreased 22.5% year on year.
- Branch network deposits in pesos grew 5.3% in the last twelve months.
- Bancomer keeps promoting activity for small and medium enterprises (SMEs) with the renewal of an agreement with the Ministry of Economy and Fundes called *Crédito a Negocios*, with the objective of financing within nine months 3,000 SMEs and independent professionals.
- Investment options for Bancomer's private banking clients grow with the new Fondo Bancomer USA which allows them to invest in the Dow Jones due to an agreement signed between the BMV and stock market authorities in the USA.

Grupo Financiero

BBVA Bancomer

COMMERCIAL CAMPAIGNS

Retail Banking. BBVA Bancomer originated in the first nine months of the year more than 560,000 credit cards, 220,000 Creditones Nómina, 500,000 debit cards, 2 million Libreton-savings accounts, 100,000 new service affiliations to internet services through Bancomer.com and more than 800,000 insurance policies.

RESULTS

Accumulated **core earnings** (net interest income before monetary gain (loss), plus fee and commission income, minus non-interest expense) for 2003 climbed to $11,444 million pesos, growing 28.9% if compared to the first nine months of the previous year.

Accumulated **net interest income** for the year increased to $15,308 million pesos, or 5.9%, if compared to the same period of 2002 due to a favorable deposit and loan growth mix. This result translated into a net interest margin of 4.9% for the first nine months of this year, above the equivalent figure for the first nine months of 2002 of 4.8%, in spite of a lower average market interest rate by 94 basis points from September 2002 to September 2003.

Accumulated **fee income** for 2003 grew 11.1% when compared to the first nine months of 2002, reaching $10,292 million pesos. Growth in this item is a result of a more dynamic business activity in Bancomer, such as in credit cards and money remittances as well as in the amount of transactions processed.

Non interest expense added up to $13,980 million pesos for 2003 as of September 30, having saved $223 million pesos or 1.6% from the same year-earlier period.

BUSINESS ACTIVITY

Private sector loans without UDI trusts grew during the third quarter $1,493 million pesos or 1.5% and $1,463 million pesos if compared to the same quarter of 2002, which are 1.5% higher. Consumer loans as of September 2003 went up 16.8% year on year, while the commercial loan portfolio in pesos grew 12.2% in the same period.

Deposits in local currency through the branch network increased 5.3% as of September 2003, or $17,036 million pesos year on year. Likewise, fixed-income mutual funds increased 11.3% or $6,797 million pesos in the same period.

NON BANKING BUSINESSES

Non banking businesses contribution to the Group's net income continues to be strong. Their contribution so far in the year is 22.8% of this result.

Afore reported assets under management as of September 30, 2003 of $82,531 million pesos. This figure is 22.6% more than that registered a year before, and translates into a market share of 21.4%. Affiliates as of the end of this quarter was 4.3 millions.

Seguros Bancomer once again increased its issuance of insurance policies through the branch network, achieving a total amount of premiums of $534 million pesos this quarter, 10% higher than 2002's third quarter, accumulating $1,628 million pesos of premiums through the network in 2003. As of June 2003, Seguros Bancomer had a market share of 38.2% in the bancassurance business measured by premiums.

Bancomer Transfer Services continues to increase the number of remittances processed, having processed 4.1 million transactions this quarter, this is 17.5% higher than a year before and 11.2

million transactions during 2003. On the other hand, funds transferred were USD $1,561 million in 2Q03 and USD $4,187 million for the first nine months of 2003.

Bancomer Gestión reported assets under management of $69,696 million pesos as of the end of September 2003, keeping its first place in fixed-income mutual fund market share with 21.6%.

Grupo Financiero BBVA Bancomer		
BUSINESS ACTIVITY Millions of pesos	**9M 2002**	**9M 2003**
Consumer loans	19,746	23,061
Commercial loans without UDI trusts	67,563	64,942
Mortgage loans without UDI trusts	11,045	10,275
Government loans without UDI trusts	16,283	19,079
Local currency deposits	321,491	338,527
Fixed income mutual fund deposits	60,114	66,911
BALANCE SHEET Millions of pesos	**9M 2002**	**9M 2003**
Assets	444,609	471,348
Liabilities	387,729	406,967
Equity	56,880	64,381
INCOME STATEMENT Millions of pesos	**9M 2002**	**9M 2003**
Net interest income before monetary gain (loss)	13,815	15,132
Net interest income after loan-loss provisions	12,492	12,125
Fee and commission income	9,265	10,292
Trading income	1,210	786
Total operating income	22,967	23,203
Non-interest expense	-14,203	-13,980
Operating income	8,764	9,223
Net income	4,965	5,451
BUSINESS RATIOS	**9M 2002**	**9M 2003**
PROFITABILITY RATIOS		
Net interest margin	4.8%	4.9%
Efficiency ratio	57.0%	53.0%
CPITALIZATION		
Tier 1	9.7%	13.5%
Tier 2	3.1%	2.3%
Total	12.8%	15.8%

Grupo Financiero BBVA Bancomer (GFBB) is the leading private financial institution in Mexico in terms of deposits and loans, catering to more than 9 million clients with 28,613 employees. GFBB's main subsidiary is BBVA Bancomer, a leading banking institution which operates under a universal banking model with a commercial branch network of 1,643 branches and 3,875 ATMs. GFBB is also involved in non-banking businesses such as Afore, Seguros, Casa de Bolsa, Pensiones and Mutual Funds. GFBB is a controlling affiliate of Banco Bilbao Vizcaya Argentaria (BBVA), one of the largest financial groups in the Euro Zone in terms of market capitalization. BBVA is a financial group with high solvency and profitability with presence in 37 countries, 86,791 employees, 35 million clients and 6,968 offices, outstanding its commitment with Latin America where it is the leading financial franchise of the region. GFBB is a publicly traded company on the Mexican Stock Exchange under the ticker GFBBB, in the OTC market and in Portal through ADRs, as well as on Latibex.

Grupo Financiero

BBVA Bancomer

México, D.F. a 29 de octubre de 2003

GRUPO FINANCIERO BBVA BANCOMER REGISTRA UTILIDAD NETA DE $1,830 MILLONES DE PESOS EN EL TERCER TRIMESTRE DE 2003 Y DE $5,451 MILLONES DE PESOS EN LOS PRIMEROS NUEVE MESES DE 2003

BBVA BANCOMER ACELERA SU CRECIMIENTO EN ACTIVIDAD COMERCIAL

- La utilidad acumulada a septiembre del presente fue de $5,451 millones de pesos, 9.8% mayor a la utilidad de los primeros nueve meses de 2002.
- El índice total de capitalización a septiembre de 2003 fue de 15.8% con un índice de capital básico de 13.5%, comparado con 12.8% y 9.7%, respectivamente, a septiembre de 2002.
- El índice de eficiencia para los primeros nueve meses del año fue de 53.0%, habiendo mejorado el registrado durante el mismo período del año anterior, que fue de 57.0%.
- La cartera vigente sin UDIs creció principalmente en consumo, con 16.8% de crecimiento en los últimos doce meses, y en la cartera comercial en pesos, con 12.2% de incremento en el mismo período.
- La cartera vencida mostró una reducción de 22.5% si se compara el cierre de septiembre 2003 con el cierre de septiembre 2002.
- La captación a través de la red de sucursales en moneda nacional creció 5.3% en los últimos doce meses.
- Bancomer continúa impulsando la actividad de las pequeñas y medianas empresas (PyMEs) a través de la renovación del convenio *Crédito a Negocios* con la Secretaría de Economía y Fundes, con el propósito de financiar a 3,000 PyMEs y personas con actividad empresarial en un lapso de 9 meses.
- Las opciones de inversión para los clientes patrimoniales de Bancomer crecen con el nuevo Fondo Bancomer USA que permite invertir en el índice Dow Jones por un acuerdo firmado entre la BMV y las autoridades del mercado estadounidense.

Grupo Financiero
BBVA Bancomer

INICIATIVAS COMERCIALES

Banca Comercial. BBVA Bancomer originó en los primeros 9 meses del año, más de 560,000 tarjetas de crédito, 220,000 créditos nómina, 500,000 tarjetas de débito, 2 millones de Libretones, 100,000 nuevas afiliaciones a servicios por internet de Bancomer.com y más de 800,000 pólizas de seguros.

RESULTADOS

El **margen básico recurrente** (margen financiero antes de resultado por posición monetaria, más ingreso por servicios, menos gastos) acumulado por los primeros nueve meses del año ascendió a $11,444 millones de pesos, habiendo crecido 28.9% en comparación a los primeros nueve meses de 2002.

El **margen financiero** neto acumulado para los primeros nueve meses del año se logró incrementar a $15,308 millones de pesos, o 5.9%, comparado con el mismo período del año anterior como resultado de una favorable mezcla de captación y crecimiento del crédito. El resultado de lo anterior fue un índice de margen financiero de 4.9% para los nueve meses de 2003, por encima del margen de 4.8% en los primeros nueve meses de 2002, a pesar de una tasa de mercado en promedio 94 puntos base menor en el mismo período.

El **ingreso por servicios** acumulado para los nueve primeros meses de 2003 creció 11.1% en comparación con los primeros nueve meses del año anterior, alcanzando $10,292 millones de pesos. El crecimiento en este rubro es reflejo del incremento en la actividad de negocio de Bancomer, como en tarjetas de crédito y envío de remesas, así como nivel de transacciones.

Los **gastos** de administración y promoción sumaron $13,980 millones de pesos en los primeros nueve meses de 2003, habiendo ahorrado $223 millones de pesos o 1.6% en comparación al mismo período de 2002.

EVOLUCION DE ACTIVIDAD

La **cartera al sector privado** sin fideicomisos UDIs creció en el trimestre $1,493 millones de pesos ó 1.5% y $1,463 millones de pesos en comparación al mismo trimestre de 2002, que se traducen también en un crecimiento de 1.5%. El crédito al consumo creció 16.8% de septiembre 2002 a septiembre 2003, mientras que la cartera comercial en pesos creció 12.2% en los últimos doce meses.

La **captación** en moneda nacional a través de la red de sucursales creció 5.3%, o $17,036 millones de pesos de septiembre 2002 a septiembre 2003. Asimismo, las sociedades de inversión de deuda incrementaron su captación 11.3% o $6,797 millones de pesos en el mismo período.

NEGOCIOS NO BANCARIOS

La contribución de los negocios no bancarios a la utilidad del Grupo sigue siendo considerable, ya que en este año, el 22.8% de la utilidad neta del Grupo proviene de los mismos.

Afore registró activos en administración al 30 de septiembre de 2003 de $82,531 millones de pesos, es decir, 22.6% más que al cierre de septiembre de 2002, traduciéndose en una participación de mercado de 21.4%. El número de afiliados registrados al cierre del trimestre fue de 4.3 millones.

Seguros Bancomer nuevamente incrementó la emisión de primas de seguros a través de la red bancaria para lograr un total de $534 millones de pesos en el trimestre, 10% mayor a la del tercer trimestre de 2002 y así acumular $1,628 millones de pesos en primas emitidas a través de la red en 2003. A junio de 2003, las primas emitidas le otorgaron a Seguros Bancomer una participación de mercado de bancaseguros de 38.2%.

Grupo Financiero

BBVA Bancomer

Bancomer Transfer Services sigue incrementando el envío de remesas habiendo procesado 4.1 millones de transacciones en el trimestre, logrando operar 17.5% más que en el tercer trimestre del año anterior y así sumar 11.2 millones de transacciones para 2003. Por otra parte, los fondos transferidos alcanzaron $1,561 millones de dólares en el tercer trimestre de 2003 y $4,187 millones de dólares en 2003.

La administradora de fondos Bancomer Gestión registró activos en administración de $69,696 millones de pesos al cierre de septiembre de 2003, ratificando el primer lugar en participación de mercado en fondos de inversión de renta fija con 21.6% del mercado.

Grupo Financiero BBVA Bancomer		
ACTIVIDAD Millones de pesos	**9M 2002**	**9M 2003**
Cartera de consumo vigente	19,746	23,061
Cartera comercial vigente sin UDIs	67,563	64,942
Cartera de vivienda vigente sin UDIs	11,045	10,275
Cartera de gobierno vigente sin UDIs	16,283	19,079
Captación red en moneda nacional	321,491	338,527
Captación red en sociedades de inversión de renta fija	60,114	66,911
BALANCE GENERAL Millones de pesos	**9M 2002**	**9M 2003**
Activo	444,609	471,348
Pasivo	387,729	406,967
Capital Contable	56,880	64,381
ESTADO DE RESULTADOS Millones de pesos	**9M 2002**	**9M 2003**
Margen financiero antes de resultado por posición monetaria	13,815	15,132
Margen financiero ajustado por riesgos crediticios	12,492	12,125
Ingreso por servicios	9,265	10,292
Resultado por intermediación	1,210	786
Ingresos totales de la operación	22,967	23,203
Gastos de administración y promoción	-14,203	-13,980
Resultado de la operación	8,764	9,223
Utilidad neta	4,965	5,451
INDICADORES DEL NEGOCIO	**9M 2002**	**9M 2003**
INDICADORES DE RENTABILIDAD		
Margen financiero neto	4.8%	4.9%
Indice de eficiencia	57.0%	53.0%
CAPITALIZACION		
Capital básico	9.7%	13.5%
Capital complementario	3.1%	2.3%
Capital Total	12.8%	15.8%

Grupo Financiero BBVA Bancomer (GFBB) es la institución financiera privada líder en México en términos de depósitos y de crédito, sirviendo a más de 9 millones de clientes a través de 28,613 empleados. La principal subsidiaria de GFBB es BBVA Bancomer, institución bancaria líder que opera una banca de servicios universales mediante una red comercial de 1,643 sucursales y 3,875 cajeros automáticos. GFBB también participa en negocios no bancarios como Afore, Seguros, Casa de Bolsa, Pensiones y Fondos de Inversión. GFBB es una empresa controladora filial de Banco Bilbao Vizcaya Argentaria (BBVA), uno de los grupos financieros más grandes de la Zona Euro en términos de capitalización de mercado. BBVA es un grupo financiero con una elevada solvencia y rentabilidad que tiene presencia en 37 países del mundo con 86,791 empleados, 35 millones de clientes y 6,968 oficinas, destacando su compromiso con la región latinoamericana donde forma la franquicia financiera líder de la región. GFBB es una empresa pública que cotiza en la Bolsa Mexicana de Valores bajo el símbolo GFBBB, en el mercado OTC y en PORTAL con sus ADRs, así como en Latibex.